UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

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NORTEK, INC.
(Name of Registrant as Specified In Its Charter)

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April 4, 2016

Dear Stockholder:

Our 2016 Annual Meeting of Stockholders will be held on May 3, 2016 at 8:30 a.m., local time, at the Nortek Corporate Headquarters, 500 Exchange Street, Providence, Rhode Island, 02903 (telephone: (401) 751-1600), and I hope you will join us.

At the meeting, we will be asking you to:

1. Elect three Class I directors for a three-year term to expire in 2019;

2. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2016;

3. Approve the Company's 2009 Omnibus Incentive Plan, as Amended and Restated, including the authorization of the issuance of additional shares thereunder; and

4. Transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

As explained more fully in the proxy statement, you can vote using the Internet, by telephone, by mail, or in person, in each case by following the instructions in the proxy statement.

We urge you to vote your shares at your earliest convenience.

Thank you very much for your interest in our company.

Sincerely,

Michael J. Clarke
President and Chief Executive Officer
Nortek, Inc.

NORTEK, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 3, 2016

Dear Stockholders:

The Annual Meeting of Stockholders (the "Annual Meeting") of Nortek, Inc., a Delaware corporation (the "Company"), will be held at the Nortek Corporate Headquarters, 500 Exchange Street, Providence, Rhode Island, 02903 (telephone: (401) 751-1600), on May 3, 2016 at 8:30 a.m., local time, to vote on the following proposals to:

1. Elect Joseph A. Arcuri, John T. Coleman and J. David Smith as Class I directors to serve a three-year term until the Company's annual meeting in 2019.
2. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2016.
3. Approve the Company's 2009 Omnibus Incentive Plan, as Amended and Restated, including the authorization of the issuance of additional shares thereunder.
4. Transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 4, 2016 as the record date for the determination of Stockholders entitled to notice of, and to vote at, the Annual Meeting.

You can simplify your voting and save the Company expense by voting over the telephone or by Internet.

If your shares are held in "street name" in a stock brokerage account or by a bank or other nominee, you must provide your broker with instructions on how to vote your shares in order for your shares to be voted in the election of directors. If you do not instruct your broker on how to vote in the election of directors, your shares will not be voted in the election of directors.

All Stockholders are cordially invited to attend the Annual Meeting. Whether or not you are able to attend the Annual Meeting in person, it is important that your shares be represented. Please vote as soon as possible.

Important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 3, 2016. Our Proxy Statement and Annual Report to Stockholders are available at http://www.nortek.com/proxy.html.



Kevin W. Donnelly
Senior Vice President, General Counsel and Secretary
Nortek, Inc.

Providence, Rhode Island
April 4, 2016

April 4, 2016

NORTEK, INC.
Proxy Statement - Table of Contents

ABOUT THE ANNUAL MEETING

This proxy statement contains information related to the Annual Meeting of Stockholders of Nortek, Inc. ("Nortek" or the "Company"). The State of Delaware (the state in which the Company is incorporated), the Securities and Exchange Commission (the "SEC") and the NASDAQ Global Market ("Nasdaq") have rules that govern how we must conduct the Annual Meeting and what rights you may or may not have therein, especially related to how we solicit your votes for the Annual Meeting, the form of proxy that we may use, and the information that we must provide to you. Below you will find a summary of matters that specifically relate to the Annual Meeting and that we are required to disclose to you. We hope that you find this summary useful in your understanding of the Annual Meeting process, the Company's business, our directors, and the other matters that are pertinent to all of the foregoing.

Date of Annual Meeting (the "Annual Meeting")	May 3, 2016
Time of Annual Meeting	8:30 a.m., local time
Place of Annual Meeting	Nortek Corporate Headquarters, 500 Exchange Street, Providence, Rhode Island, 02903 (telephone: (401) 751-1600)
Record Date for Annual Meeting (the "Record Date")	March 4, 2016
Attending the Annual Meeting	All stockholders of record are welcome at the Annual Meeting. If you are intending to attend, please have proper identification. If your shares are held in street name, please have your most current brokerage account statement with you.
	Directions to the Annual Meeting are available at http://www.nortek.com/contact/.
Mailing Date of Proxy Materials	On or about April 4, 2016
Votes to Be Taken at the Annual Meeting	You are voting on:
	Proposal 1: Election of Joseph A. Arcuri, John T. Coleman and J. David Smith to the class of directors whose term expires in 2019.
	Proposal 2: Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2016.
	Proposal 3: Approval of the Company's 2009 Omnibus Incentive Plan, as Amended and Restated, including the authorization of the issuance of additional shares thereunder.
	Any other business properly coming before the Annual Meeting.
Recommended Vote on Each Proposal	The Board of Directors' recommendation can be found with the description of each proposal in this proxy statement. In summary, the Board of Directors recommends that you vote:
	1. FOR each of the three nominees for Class I director.

2. FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2016 fiscal year.

3. FOR the approval of the Company's 2009 Omnibus Incentive Plan, as Amended and Restated, including the authorization of the issuance of additional shares thereunder.

Vote Required to Pass Each Proposal

Proposal 1 - Election of Directors	Our directors are elected by plurality of the votes cast, which means that the three nominees for director receiving the highest number of votes FOR election will be elected as directors. Stockholders may not cumulate votes for the election of directors.
Proposal 2 - Ratification of Public Accountants	Ratification of Proposal 2 requires a majority of the votes cast at the Annual Meeting and voting on the matter.
Proposal 3 - Approval of the 2009 Omnibus Incentive Plan, as Amended and Restated, including the authorization of the issuance of additional shares thereunder	Approval of Proposal 3 requires a majority of the votes cast at the Annual Meeting and voting on the matter.
Shares Outstanding on the Record Date and Entitled to Notice of and to Vote at the Annual Meeting	16,313,769 shares of common stock, which includes 326,900 shares of restricted common stock awarded under Nortek's 2009 Omnibus Incentive Plan, as Amended and Restated.
Voting of Shares	Each stockholder is entitled to one vote for each share of common stock and to one vote for each share of restricted common stock held as of the Record Date.
Company Headquarters	500 Exchange Street, Providence, Rhode Island 02903
Company Telephone Number	(401) 751-1600

VOTING YOUR SHARES

Who can vote?	Stockholders of record or beneficial owners at the close of business on the Record Date, March 4, 2016, are entitled to notice of and to vote at the Annual Meeting.
Who is a "stockholder of record"?	You are a stockholder of record if your shares of the Company's stock are registered directly in your own name with the Company's transfer agent, Computershare Shareowner Services (the "Transfer Agent"), as of the Record Date.
Who is a "beneficial owner"?	You are a beneficial owner if a brokerage firm, bank, trustee or other agent (called a "nominee") holds your stock, and who is often the stockholder of record. This is often called ownership in "street name" because your name does not appear in the records of the Transfer Agent. If your shares are held in street name, you will receive instructions from the stockholder of record. You must follow the instructions of the stockholder of record in order for your shares to be voted. Internet voting also will be offered to stockholders owning shares through

certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Annual Meeting, you should contact your broker or agent to obtain a legal proxy or broker's proxy card and bring it to the Annual Meeting in order to vote.

What is a "broker non-vote"?	If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, it will inform us that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."
	As a general matter, brokers have the discretion to vote on routine matters but cannot vote on non-routine matters. Proposal 1: Election of Directors and Proposal 3: Approval of the 2009 Omnibus Incentive Plan, as Amended and Restated, including the authorization of the issuance of additional shares thereunder are considered non-routine matters for the Annual Meeting and brokers will not have the authority to vote uninstructed shares on these matters. Proposal 2: Ratification of Accountants is considered a routine matter for the Annual Meeting.
	Broker non-votes will be considered as represented for purposes of determining a quorum, but will not otherwise affect voting results.
What happens if I am a stockholder of record and I don't give specific voting instructions?	If you are a stockholder of record and sign and return your proxy card or vote electronically without making any specific selections, then your shares will be voted in accordance with the recommendations of the Proxy Committee (as defined later in this proxy statement) on all matters presented in this proxy statement and as the Proxy Committee may determine in its discretion regarding any other matters properly presented for a vote at the Annual Meeting.
How are abstentions treated?	Abstentions are counted for purposes of determining whether a quorum is present, but will not be included in vote totals and will not affect the outcome of the vote on any proposal.
What is the "Proxy Committee"?	The Proxy Committee was appointed by the Board and is comprised of Michael J. Clarke and Kevin W. Donnelly. The Proxy Committee has the authority to vote properly executed proxies that do not otherwise specify voting instructions.
How can I vote my shares?	**By Internet.** You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card.
	By Telephone. You can vote your proxy over the telephone by calling 1-800-690-6903 from any touch-tone telephone. You must have your proxy card available when you call.
	By Mail. You can vote by mail by signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card or voting instruction card to Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Please allow sufficient time for delivery if you decide to vote by mail.

In Person. If you attend the Annual Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting. If your shares are held in street name, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting. You should allow yourself enough time prior to the Annual Meeting to obtain this proxy from the stockholder of record.

The shares voted electronically or represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual Meeting. Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m., Eastern Time, on Monday, May 2, 2016.

How can I change my vote?

You may change your vote at any time before the proxy is exercised. If you voted by mail, you may revoke your proxy at any time before it is voted by executing and delivering a timely and valid later-dated proxy, or by voting by ballot at the Annual Meeting. Attending the Annual Meeting will not automatically revoke your proxy unless you specifically request it. If you voted via the Internet or by telephone you may also change your vote with a timely and valid later Internet or telephone vote or by voting by ballot at the Annual Meeting.

Are there other matters to be voted on at the Annual Meeting?

The Board is not aware of any matters not set forth in this proxy statement that may come before the Annual Meeting. However, if other matters are properly brought before the Annual Meeting, it is intended that the persons named as the Proxy Committee in this proxy statement will vote as the Board directs.

What is the cost of solicitation?

The Company will bear the entire cost of soliciting the proxies, including the preparation, assembly, printing and mailing of this proxy statement. The Company has retained Georgeson Inc. to act as a proxy solicitor in conjunction with the Annual Meeting and has agreed to pay $8,000, plus reasonable out-of-pocket expenses, to Georgeson for proxy solicitation services. In addition to solicitation by mail, the directors, officers and other employees of the Company may solicit proxies in person, by telephone, electronic communications, or by other means without additional compensation.

Where can I find the voting results of the Annual Meeting?

The Company will announce preliminary voting results at the Annual Meeting. The Company will publish final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the date of the Annual Meeting.

NORTEK BOARD OF DIRECTORS

The Company's business and affairs are managed under the direction of the Company's Board. The Board consists of nine directors divided into three classes of three directors who serve in staggered three-year terms – Class I, Class II and Class III. The Company believes that a staggered Board is the most effective way for the Board to be organized because it ensures greater certainty of continuity from year-to-year, which provides stability in organization and experience. As a result of the three classes, at each Annual Meeting, three directors are elected for a three-year term, while the other six directors do not have to stand for election as their term is not expiring.

The Company's current directors are as follows:

- Class I directors are John T. Coleman, Thomas A. Keenan and J. David Smith, and their terms will expire at this year's Annual Meeting. Mr. Keenan will not stand for re-election at the Annual Meeting;

- Class II directors are Jeffrey C. Bloomberg, James B. Hirshorn and Chris A. McWilton, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

- Class III directors are Michael J. Clarke, Daniel C. Lukas and Bennett Rosenthal, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Board Meetings and Annual Meeting of Stockholders

During fiscal year 2015, the Board met thirteen times for both regular and special meetings. Each of the directors attended at least 75% of the aggregate of all meetings of the Board and committees on which he was a member. Our Corporate Governance Guidelines provide that absent compelling and stated reasons, directors that attend fewer than 75% of Board or committee meetings for two consecutive years should not be re-nominated for service on the Board.

During fiscal year 2015, the Board had an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. To promote open discussion among the non-management directors, the non-management directors generally meet in executive session at regularly scheduled Board meetings.

The Company does not have a formal policy regarding attendance by members of the Board at the Company's annual meeting, but each director is encouraged to do so. All directors attended the Company's 2015 annual meeting, other than Mr. Rosenthal.

Stockholder Communication

The Company is committed to ensuring that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. Stockholders may communicate with any of the directors by sending a letter to the director, c/o Secretary, Nortek, Inc., 500 Exchange Street, Providence, Rhode Island 02903. All such letters will be promptly forwarded to the respective director.

Director Independence

Our common stock is listed on Nasdaq and we evaluate the independence of our directors in accordance with the Nasdaq listing rules (the "Nasdaq Rules"). The Nominating and Corporate Governance Committee assesses director independence on an annual basis. To be considered independent (1) a director must not be an Executive Officer (as defined in the Nasdaq Rules) or employee of the Company or any of its subsidiaries and (2) must not have a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Persons described by Nasdaq Rules 5605(a)(2)(A) through 5605(a)(2)(F), inclusive, are not considered independent. In addition, the Board has determined that a director will not be considered to have a relationship that interferes with the exercise of independent judgment if he or she is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, unless the total amount of either company's indebtedness to the other is more than one percent of the total consolidated assets of the company which he or she serves as an executive officer.

The Board has determined that all directors except Mr. Clarke, our CEO, and Mr. Hirshorn, who served as a consultant to the Company in 2012 and 2013, are considered "independent directors" within the meaning of the Nasdaq Rules. In making this determination, our Board also considered that Messrs. Hirshorn, Lukas and Rosenthal are partners in the Private Equity Group of Ares Management LLC, an affiliate. The Board has also determined that Mr. Arcuri is independent.

Leadership of the Board

The Board is responsible for the oversight of the Company's overall strategy and operations. The Board is committed to objective oversight of the Company's management, especially through its independent leadership and committee membership.

The Company separates the roles of Chief Executive Officer and Chairman of the Board in recognition of the different responsibilities associated with the two roles. Mr. Michael J. Clarke, our CEO, is responsible for the general management, oversight, leadership, supervision and control of the day-to-day business and affairs of the Company, and ensures that all directions of the Board are carried into effect. Mr. J. David Smith, the Chairman of the Board, is charged with presiding over all meetings of the Board and the Company's stockholders, and providing advice and counsel to the CEO and other Company officers regarding the Company's business and operations. Separating these roles allows the CEO and the Chairman to focus their time and energy where they are best used.

Committees of the Board

The standing committees of the Board are: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. Each committee operates under a charter approved by the Board. Copies of each committee's charter are posted on the Corporate Governance section of the Investors section of the Company's website, www.nortek.com.

The membership of our Committees in 2015 is set forth below:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Jeffrey C. Bloomberg	●	●	
John T. Coleman	●	●	Chair
Michael J. Clarke			
Thomas A. Keenan(1)	●	●	
James B. Hirshorn			
Daniel C. Lukas		Chair	●
Chris A. McWilton	Chair		●
Bennett Rosenthal			●
J. David Smith			

(1) Mr. Keenan will not stand for re-election at the Annual Meeting.

Below is a description of each standing committee of the Board. The Board has affirmatively determined that each of these standing committees consists entirely of independent directors pursuant to Nasdaq Rules.

Audit Committee

Established in accordance with Section 3(a)(58)(A) of the Exchange Act, in 2015 the Audit Committee consisted of Messrs. McWilton (Chairman), Bloomberg, Coleman and Keenan, each of whom is independent within the meaning of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors has determined that each Committee member has sufficient knowledge in financial and auditing matters to serve on the Committee and that Mr. McWilton is an "audit committee financial expert" as defined in applicable SEC rules and has "financial sophistication" as defined in the applicable Nasdaq Rules.

The Audit Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The purposes of the Audit Committee are to: (a) appoint, oversee and replace, if necessary, the independent auditor, (b) assist the Board of Directors' oversight of (i) the integrity of the Company's financial statements, (ii) the Company's systems of internal control over financial reporting and disclosure controls and procedures, (iii) the Company's compliance with legal and regulatory requirements, (iv) the independent auditor's qualifications and independence, and (v) the performance of the Company's internal audit function and independent auditor; and (c) prepare the report that the SEC rules require to be included in the Company's annual proxy statement. In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including approval of all services and fees of the independent auditors. The Audit Committee also reviews the annual audited financial statements for the Company. In addition, the Audit Committee assists the Board in the oversight of the Company's risk management processes (as described more fully below under the "*The Board's Role in Risk Oversight*").

In fiscal year 2015, the Audit Committee met five times for both regular and special meetings.

Additional information regarding the Audit Committee and the Company's independent registered public accounting firm is disclosed under the heading "*Audit Committee Matters*" below.

Compensation Committee

In 2015, the Compensation Committee consisted of Messrs. Lukas (Chairman), Coleman, Bloomberg and Keenan. The Compensation Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval.

The Compensation Committee's primary responsibilities are to: (i) assist the Board in carrying out its responsibilities relating to executive compensation; (ii) review the Compensation Discussion and Analysis; and (iii) produce the annual report of the Committee on executive compensation. The Compensation Committee establishes and reviews and makes recommendations to the Board on the overall compensation philosophy of the Company. The Compensation Committee approves the corporate goals and objectives relevant to the compensation of the CEO, our Senior Vice Presidents, the chief executive officer of each of the Company's business segments ("Business Segment Presidents") and certain other Company or subsidiary officers that may be designated from time to time by the Compensation Committee ("Designated Officers"). The Compensation Committee evaluates the performance of such persons in light of those goals and objectives and determines and approves their compensation levels based on this evaluation and makes all other determinations regarding their compensation.

In addition, the Compensation Committee reviews and approves compensation arrangements for the Board and its committees. The Compensation Committee also administers the Company's 2009 Omnibus Incentive Plan, as Amended and Restated (the "2009 Plan") and the annual cash incentive plans for Nortek and our business segment executives. For a detailed description regarding the Compensation Committee's role in setting executive compensation, see "*Executive Compensation-Compensation Discussion and Analysis*" below.

In fiscal year 2015, the Compensation Committee met six times for both regular and special meetings.

Role of the Compensation Consultant

The Compensation Committee retains Hay Group as its compensation consultant on director and executive compensation matters. Hay Group reports to the Chairman of the Compensation Committee and has direct access to the other members of the Compensation Committee. The Compensation Committee also authorizes Hay Group to share with, request and receive from management certain specified information in order to prepare for and respond to the Compensation Committee meetings and requests. In fiscal year 2015, Hay Group only did work for the Compensation Committee. A representative of Hay Group generally attends meetings of the Compensation Committee, is available to participate in executive sessions and communicates directly with the Compensation Committee.

The Compensation Committee has assessed the independence of Hay Group pursuant to the Nasdaq Rules and concluded that Hay Group's work for the Compensation Committee does not raise any conflicts of interest. For further discussion of the role of the Compensation Committee in the executive compensation decision-making process, and for a description of the nature and scope of the consultant's assignment, see "*Compensation Discussion and Analysis - Role of Compensation Consultants*" below.

Nominating and Corporate Governance Committee

In 2015, the Nominating and Corporate Governance Committee consisted of Messrs. Coleman (Chairman), Lukas, McWilton and Rosenthal. The Nominating and Corporate Governance Committee operates under a written charter. The Nominating and Corporate Governance Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The Nominating and Corporate Governance Committee's purpose is to: (i) identify individuals qualified to become members of the Board; (ii) recommend to the Board candidates for nomination for election at the annual meeting of shareholders and to fill vacancies; (iii) develop and recommend to the Board, and oversee the Company's Corporate Governance Guidelines; (iv) oversee the evaluation of the Board and its dealings with management; (v) oversee shareholders' concerns regarding corporate governance; and (vi) review, from time to time, the overall corporate governance of the Company and recommend improvements when necessary.

Procedures for Nominating Directors

The Nominating and Corporate Governance Committee reviews with the entire Board the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. The Board and the Nominating and Corporate Governance Committee believe that directors should bring to the Company a variety of perspectives and skills that are derived from high quality business and professional experience and that are aligned with the Company's strategic objectives.

The Nominating and Corporate Governance Committee seeks to populate the Board with a set of individuals that possess many of the criteria that the Board and the Nominating and Corporate Governance Committee consider important for the totality of the Board to possess as practical, realizing that it is merely aspirational to seek a Board where every member has every desirable skill, qualification, experience and attribute. Characteristics expected of all directors include integrity, high personal and professional ethics, sound business judgment, and a commitment to representing the long-term interests of stockholders.

We also require that directors be able to dedicate the time and resources sufficient to ensure the diligent performance of the directors' duties on our behalf, including attending all board and applicable committee meetings. In this respect, directors are expected to advise the Chairman of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting any other public company directorship or assignment to the audit committee of the board of directors of any other public company. Although the Company does not have a formal policy considering diversity in identifying nominees for director, the Board and the Nominating and Corporate Governance Committee generally consider an array of factors, including all aspects of diversity.

The Nominating and Corporate Governance Committee identifies nominees for election to the Board by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the Nominating and Corporate Governance Committee or the Board decides not to re-nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee in light of the criteria above. Current members of the Committee and Board may be consulted for suggestions as to individuals meeting the criteria above. Research may also be performed to identify qualified individuals. The Nominating and Corporate Governance Committee will consider stockholder recommendations for candidates for the Board of Directors, using the same criteria described above. See "*Stockholder Proposals*" below.

In fiscal year 2015, the Nominating and Corporate Governance Committee met five times for both regular and special meetings.

The Board's Role in Risk Oversight

We recognize the importance of effective risk management to the success of our business and our stockholders. The Board of Directors has principal responsibility for oversight of the Company's risk management processes. Management has day-to-day responsibility for the identification and control of risk facing the Company including timely identifying, monitoring, mitigating and managing those risks that could have a material effect on the Company. Further, management has the responsibility to report these risks as they arise to the Board and its committees and the Company's auditors. The Board has delegated certain risk assessment responsibilities to each of its three standing committees. In particular, the Audit Committee focuses on enterprise and financial risk, including internal controls covering the safeguarding of assets and the accuracy and completeness of financial reporting. The Compensation Committee sets compensation programs for management that take into consideration alignment of management compensation with building stockholder value while avoiding compensation policies that reward excessive risk taking. The Nominating and Corporate Governance Committee oversees matters of corporate governance, including the annual Board self-evaluation and director nomination process, and provides input to the Board regarding the appointment of the Company's executive officers. These committees meet regularly and report their findings to the Board throughout the year. We do not believe that any risks arising from our compensation policies and practices create or encourage the taking of excessive risk that are reasonably likely to have a material adverse effect on the Company. For our executive compensation programs, we incorporate short-term and long-term incentive programs for cash and equity awards that are designed to reward successful execution of our business strategy and achievement of desired business results.

DIRECTOR COMPENSATION

Director Compensation Arrangements

In fiscal year 2015, the Company's non-employee directors were compensated as follows:

Cash Compensation

Annual retainer all Board members	$	60,000
Additional Annual retainer Chairman of the Board	$	62,500
Annual Audit Committee chair retainer	$	30,000
Annual Audit Committee member retainer	$	12,500
Annual Compensation Committee chair retainer	$	20,000
Annual Compensation Committee member retainer	$	7,500
Annual Nominating and Corporate Governance Committee chair retainer	$	12,500
Annual Nominating and Corporate Governance Committee member retainer	$	5,000

Each annual retainer fee is payable in advance in four equal quarterly installments on the first day of each quarter, provided that the amount of such payment will be prorated for any portion of the quarter that the director was not serving on the Board.

Stock-Based Compensation

Our Corporate Governance Guidelines provide that it is the policy of the Board of Directors that a significant portion of director compensation should be in the form of stock or stock based instruments in order to align their interest with those of stockholders. For fiscal year 2015, each of our non-employee directors also received 742 shares of time-based restricted stock for service on the Board, and Mr. Smith received an additional 773 shares of restricted stock for service as Chairman of the Board. One-third of each director's award vests on the anniversary of the grant date in each of 2016, 2017 and 2018. Unvested shares of restricted stock are forfeited upon the termination of a director's service with the Company, and shares of restricted stock that have not vested prior to a Change of Control (as defined in the 2009 Plan) fully vest upon a Change of Control. These shares of restricted stock have voting rights and accumulated cash dividends are withheld and paid without interest upon vesting.

Each non-employee director is also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board and any committee on which he serves.

Mr. Clarke, our current President and CEO, does not receive additional compensation for service as a director of the Company.

Fiscal Year 2015 Director Compensation

The following table provides a summary of compensation paid for the year ended December 31, 2015 to our non-employee directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Jeffrey C. Bloomberg	80,000	59,983	139,983
John T. Coleman	92,500	59,983	152,483
James B. Hirshorn	60,000	59,983	119,983
Thomas A. Keenan	80,000	59,983	139,983
Daniel C. Lukas	85,000	59,983	144,983
Chris A. McWilton	95,000	59,983	154,983
Bennett Rosenthal	65,000	59,983	124,983
J. David Smith	122,500	122,473	244,973

(1) This column reports the amount of fees earned or paid in cash in 2015 for Board and committee service.

Director fees paid to Messrs. Lukas, Hirshorn and Rosenthal are held for the benefit of Ares Management LLC and certain entities and funds managed or affiliated with Ares Management LLC ("Ares").

(2) This amount represents the ASC 718 aggregate grant date fair value of: (a) the annual stock grant of 742 shares made to all non-employee directors on February 24, 2015 and (b) an additional stock grant for Mr. Smith of 773 shares on February 24, 2015 for service as the Chairman of the Board.

Each non-employee director had 1,572 shares of restricted stock outstanding at the end of fiscal year 2015, other than Messrs. Smith and McWilton who had 3,213 and 1,225 shares of restricted stock outstanding at the end of fiscal year 2015, respectively.

All of the outstanding shares of restricted stock awarded to Messrs. Lukas and Rosenthal, and 1,294 of the outstanding restricted stock awarded to Mr. Hirshorn, are held for the benefit of Ares. Each of Messrs. Lukas, Hirshorn and Rosenthal holds such restricted stock as nominee for the sole benefit of Ares and has assigned all economic, pecuniary and voting rights in respect of such restricted stock to Ares. Each of Messrs. Lukas, Hirshorn and Rosenthal expressly disclaims beneficial ownership of such restricted stock.

All non-employee directors had 10,000 vested option awards outstanding at the end of fiscal year 2015, other than Messrs. Hirshorn and McWilton, who had 17,016 and 0 vested option awards outstanding at the end of fiscal year 2015, respectively. Each of Messrs. Lukas and Rosenthal holds option awards as nominee for the sole benefit of Ares and has assigned all economic, pecuniary and voting rights in respect of such options to Ares. Each of Messrs. Lukas and Rosenthal expressly disclaims beneficial ownership of such options.

Changes to Director Compensation for Fiscal Year 2016

After consultation with Hay Group, the Company's independent compensation consultant, the Board of Directors approved changes to non-employee director compensation for fiscal year 2016 as follows:

Cash Compensation	2015 Pay Level($)	2016 Pay Level($)
Annual cash retainer all Board members	60,000	70,000
Additional annual cash retainer Chairman of the Board	62,500	65,000

Equity Compensation	2015 Stock Awards($)(1)	2016 Stock Awards($)(2)
Stock awards all Board members	59,983	88,351
Additional stock award Chairman of the Board	62,490	72,755

(1)   See *Fiscal Year 2015 Director Compensation,* footnote 2, above.
(2)   This amount represents the ASC 718 aggregate grant date fair value of: (a) the annual stock grant of 2,266 shares made to all non-employee directors on January 29, 2016 and (b) an additional stock grant for Mr. Smith of 1,866 shares on January 29, 2016 for service as the Chairman of the Board.

No changes were made to fees for committee service.

CORPORATE GOVERNANCE

Corporate Governance Summary

The Company regularly monitors regulatory developments and reviews its policies, processes and procedures in the area of corporate governance to respond to such developments. We seek to adopt and use practices that we believe will be of value to our stockholders and will positively impact the governance of the Company. Some of our governance practices include the following:

- We separate the roles of CEO and Chairman of the Board

- We have an independent Chairman of the Board

- Seven of eight of our non-employee directors are deemed independent under Nasdaq listing standards

- It is our policy that a significant portion of the compensation of our directors is in the form of stock

- Executives and directors are subject to our policy prohibiting hedging

- We have adopted an executive compensation claw-back policy

- Our equity plan prohibits option repricing or share recycling (other than forfeited awards)

We maintain various governance and compliance policies, including a policy prohibiting insider trading, an anti-bribery policy, a claw-back policy, an anti-hedging policy, corporate governance guidelines and a code of business conduct and ethics. We describe our corporate governance guidelines and code of business conduct and ethics in more detail below.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines which are posted on the Corporate Governance section of the Investors section of the Company's website, www.nortek.com. The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other things, the composition of the Board, director responsibilities, Board committees, Board membership criteria and independence, access to management, employees and advisers, meetings of non-management directors, director orientation and continuing education, management succession and performance evaluation of the Board.

Code of Business Conduct and Ethics

The Company has adopted a written Code of Business Conduct and Ethics (the "Code") that applies to the Company's and its subsidiaries' respective directors, officers, employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The current version of the Code is posted on the Corporate Governance section of the Investors section of the Company's website. We intend to satisfy the disclosure requirement regarding any amendment to or a waiver of, a provision of the Code for the Company's principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, by posting such information on the Company's website.

Certain Relationships and Related Transactions

Policies and Procedures with Respect to Transactions with Related Persons

The Board has adopted written policies and procedures for the review, approval or ratification of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is, or will be a participant, the amount involved exceeds $120,000 and one of the Company's executive officers, directors, director nominees, 5% stockholders (or their immediate family or household members) or any firm, corporation or other entity in which any of the foregoing persons has a position or relationship (or, together with his or her immediate family members, a 10% or greater beneficial ownership interest) has a direct or indirect material interest.

This policy is administered by the Audit Committee. As appropriate for the circumstances, the Audit Committee will review and consider relevant facts and circumstances and other factors specified in this policy in determining whether or not to approve or ratify such transaction.

The Audit Committee may approve or ratify a related person transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

Fiscal Year 2015 Related Person Transactions

There were no related person transactions required to be disclosed for the fiscal year ended December 31, 2015.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2015 were as set forth above under "Committees of the Board." During the 2015 fiscal year, there were no compensation committee interlocks between the Company and any other entity involving the Company's or such entity's executive officers or board members.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of the copies of the forms furnished to us and written representations from our reporting persons, we believe that during the year ended December 31, 2015, all of our executive officers and directors filed the required reports on a timely basis, other than one late Form 4 filing for

Peter R. Segar, Group President, Ergonomic and Productivity Solutions, and one late Form 4 filing for Mark E. DeVincent, Group President, Custom & Commercial Air Solutions.

PROPOSAL 1: ELECTION OF DIRECTORS

At the 2016 Annual Meeting, three individuals are to be elected as Class I directors to hold a three-year term of office from the date of their election until the Company's 2019 annual meeting and until their successors are duly elected and qualified. The three nominees for election as Class I directors are: Joseph A. Arcuri, John T. Coleman and J. David Smith. Messrs. Coleman and Smith are each currently a Class I director and each has agreed to serve as a director if elected. The Nominating and Corporate Governance Committee identified, recommended and nominated Mr. Arcuri to be elected as a Class I director at the Annual Meeting, and the Board approved the nomination of Mr. Arcuri for election, and the nomination of Messrs. Coleman and Smith for re-election to the Board. See "*Procedures for Nominating Directors*" above.

If a nominee for director is unable to serve as a director, the persons appointed as the Proxy Committee for the Annual Meeting may, at their discretion, vote for another person as director. See "*Security Ownership of Certain Beneficial Owners and Management*," below for information as to ownership of Company securities by nominees for director.

The Nominating and Corporate Governance Committee and the Board believe that the nominees have the requisite skill, expertise, competence, qualification and experience to oversee the Company's business. The Nominating and Corporate Governance Committee and Board believe that each nominee displays a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interest of the Company and its stockholders and a dedication to enhancing stockholder value. All of the director nominees have experience in the oversight of public companies as a result of their service on the Board and those of other public companies and their involvement in the other organizations described below. The Nominating and Corporate Governance Committee and the Board believe that it has assembled an exemplary group of leaders that, as a whole, possess the skills, qualifications, experience and attributes necessary to deliberate on all issues that the Board might be likely to consider and to guide the Company to continued successes.

Set forth below you will find certain information for each of the directors, including the nominees, which we believe evidences the director's qualifications to sit on the Board.

Nominees for Election as Class I Directors for a Term Ending 2019

Joseph A. Arcuri is a director nominee. Mr. Arcuri is currently Chief Commercial Officer of Newell Rubbermaid, a position he has held since January 2016. Mr. Arcuri previously served as Global President, Home Solutions of Newell Rubbermaid from December 2014 through December 2015. Prior to joining Newell Rubbermaid, Mr. Arcuri served as Vice President and General Manager, North American Beauty, of The Procter & Gamble Company from September 2007 to November 2014. Prior to this position, Mr. Arcuri spent over 20 years with The Procter & Gamble Company serving in various roles in the health and beauty care industries, including Global Marketing Director, Personal Health Care. Mr. Arcuri brings valuable experience in marketing, product development and building global brand equities through leading diverse and global portfolios of brands and businesses across an international customer environment.

John T. Coleman has been a member of the Board since July 1, 2010. Mr. Coleman served as President, Chief Operating Officer and a Director of Bose Corporation, a manufacturer of high end audio products, from July 2001 to July 2005. Prior to that, he was Executive Vice President and Vice President of Human Resources at Bose, and before that, he was General Manager of Bose's European manufacturing operations. Prior to joining Bose, Mr. Coleman was Director of Human Resources for General Electric in Ireland. Mr. Coleman was Head of the College of Business and Law at University College Cork in Ireland from May 2006 until June 2007. Mr. Coleman served as a director of Rosetta Stone Inc. from 2006-2014. Mr. Coleman has a background in the retail industry building an international brand. He brings experience in management, operations, technology, human resources and education to the Board.

J. David Smith has been a member of the Board since February 18, 2010 and was elected as Chairman of the Board on March 9, 2012. He served as Interim Chief Executive Officer of the Company from July 1, 2011 until December 30, 2011. Mr. Smith has more than 37 years of experience as a senior executive. He served as President of Alumax Fabricated Products, Inc. and as an officer of Alumax, Inc. from 1989-1996. Mr. Smith held the positions of Chief Executive Officer and President of Euramax International, Inc. from 1996 and also served as its Chairman, Chief Executive and President from 2002 until his retirement in 2008. Mr. Smith is a director of Commercial Metals Company. Mr. Smith is also a director of GMS, Inc., and serves as Chairman of Siamons International, Inc., both privately held companies. Mr. Smith previously served on the boards of Houghton International, Inc., Air Distribution Technologies, Inc. and DiversiTech Corporation. Mr. Smith's extensive operating and management experience in private and public international metals and building products companies make him well positioned for his role as a director and Chairman of the Board.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE
FOR THE ELECTION OF EACH OF THE THREE NOMINEES FOR ELECTION TO THE
BOARD OF DIRECTORS AS CLASS I DIRECTORS**

Directors Continuing in Office

Class II Directors - Term Ending 2017

Jeffrey C. Bloomberg has been a member of the Board since April 19, 2005. Mr. Bloomberg served as Lead Director from February 1, 2011 through March 29, 2012. Mr. Bloomberg was previously a member of the Board from January 9, 2003 to August 27, 2004. Mr. Bloomberg has served since 2001 in the Office of the Chairman of Gordon Brothers Group LLC, a company which assists retail, consumer goods and industrial companies in asset redeployment and provides capital solutions to middle market companies. From 1994 to 2001, Mr. Bloomberg served as the President of Bloomberg Associates, an investment banking company. Mr. Bloomberg served as a director of RHI Entertainment, Inc. from 2009-2011 and served as a director of Tweeter Home Entertainment Group from 1986-2007. Mr. Bloomberg also serves as a director of LogicSource Inc., a privately held company. Mr. Bloomberg's extensive experience with retailers and consumer goods and his experience in dealing with issues facing the Company make him well positioned for his role as a director.

James B. Hirshorn has been a member of the Board since December 17, 2009. Effective April 1, 2013 Mr. Hirshorn became Partner, Head of Portfolio Management in the Private Equity Group of Ares. Mr. Hirshorn previously served as an Operating Advisor to Ares since 2009, and until his employment with Ares acted as a consultant to the Company since July 1, 2011. Mr. Hirshorn has over 18 years of leadership experience in the manufacturing, retail, private equity and consulting businesses. From 2007-2008, Mr. Hirshorn was the President of Potbelly Sandwich Works and prior to that he served as the Senior Executive VP of Finance, Operations and R&D for Sealy Mattress Corporation from 2002-2006. Prior to joining Sealy, Mr. Hirshorn was a Vice President at Bain Capital from 1999-2002 in their portfolio group, providing operating leadership to a number of Bain Capital's retail and consumer products businesses. Prior to joining Bain Capital, Mr. Hirshorn was a manager at Bain & Company from 1993-1998. Mr. Hirshorn also spent three years with Procter & Gamble in their product development organization from 1988-1991. Mr. Hirshorn serves on the board of directors of the parent entity of CPG International Inc., and he previously served as a director of Sealy Corporation from 2004 to 2006. Mr. Hirshorn's experience in operations at numerous portfolio companies provides him with valuable expertise to assist the Company.

Chris A. McWilton has been a member of the Board since May 1, 2014. Mr. McWilton served as the President of North America for MasterCard Incorporated, the global payment solutions company, and a member of MasterCard's Executive Committee from December 2012 to December 2015. Previously, Mr. McWilton served as MasterCard's President of U.S. Markets from January 2009 until December 2012. He served as President of Global Accounts and Chief Financial Officer at MasterCard Incorporated from November 2007 until January 2009 and from October 2003 until November 2007, respectively. Prior to joining MasterCard, Mr. McWilton had a 22-year career with KPMG LLP, the international accounting and tax firm, where he specialized in financial and SEC reporting matters and was an SEC Reviewing Partner. Mr. McWilton is a Certified Public Accountant. Mr. McWilton's experience as a Chief

Financial Officer of a multinational public company and knowledge and expertise in accounting and financial reporting matters make him well-positioned to serve as a director of the Company.

Class III Directors - Term Ending 2018

Michael J. Clarke has been a member of the Board, President and CEO of the Company since joining the Company on December 30, 2011. Mr. Clarke has more than 25 years of senior executive, business development and hands-on operational experience managing global companies in a myriad of industries including electronics, telecommunications, industrial, aerospace and automotive. From January 2006 until his appointment as the Company's CEO, Mr. Clarke served as President, FlexInfrastructure and Group President of Integrated Network Solutions of Flextronics International, Ltd, a publicly traded provider of design and electronics manufacturing services to original equipment manufacturers. Prior to Mr. Clarke's position at Flextronics International, he served as a President and General Manager of Sanmina-SCI Corporation, a publicly traded electronic manufacturing services provider, from October 1999 to December 2005. Previously, Mr. Clarke held senior positions with international companies including Devtek Corporation Ltd., an aerospace, defense, telecommunications and aftermarket automotive company, Hawker Siddeley Group Ltd., an aerospace, defense and industrial company, and Cementation (Pty) Ltd. (Africa), a mining and industrial equipment company. Mr. Clarke also serves as a member of the Board of Directors of Sanmina. Mr. Clarke brings experience in a broad array of sectors relevant to Company's business and long track record of expanding businesses through multiple market cycles to the Board.

Daniel C. Lukas has been a member of the Board since July 1, 2010. Mr. Lukas is a Partner in the Private Equity Group of Ares. Prior to joining Ares in 2008, Mr. Lukas served as a Managing Director of GSC Group from 2006 through 2008, and Vice President of GSC Group from 2003 through 2005. Prior to that, he served as Vice President in the private equity and distressed debt funds at Thomas Weisel Capital Partners from 2000 to 2002, and before that, he was with Consolidated Press Holdings Limited, the private investment vehicle of Kerry Packer in Sydney, Australia. Earlier, Mr. Lukas was at Hellman & Friedman after beginning his career at Goldman, Sachs & Co. Mr. Lukas serves on the board of directors of ATD Corporation, City Ventures, LLC, Jacuzzi Brands Corporation and the parent entity of CPG International Inc. Mr. Lukas previously served on the Boards of Directors of RAM Holdings Ltd., DTN, LLC, Envirosource, Inc., and Cherokee International Corporation. Mr. Lukas also serves on the Boards of Directors of the Los Angeles Division of the March of Dimes and the Los Angeles Regional Food Bank. Mr. Lukas's experience with acquisitions and debt and equity investments, as well as his experience serving on other boards of public companies, allows him to bring valuable insight to the Board.

Bennett Rosenthal has been a member of the Board since December 17, 2009. Mr. Rosenthal is a Co-Founder of Ares and a Director and Partner of Ares Management GP LLC, Ares' general partner. He is a Partner of Ares and Co-Head of its Private Equity Group and a member of the Management Committee. Mr. Rosenthal additionally serves as the Co-Chairman of the Board of Directors of Ares Capital Corporation. Mr. Rosenthal also is a member of the Investment Committees of Ares Capital Management LLC, the funds managed by the Ares Private Equity Group and certain funds managed by the Ares Direct Lending Group. Mr. Rosenthal joined Ares in 1998 from Merrill Lynch & Co. where he served as a Managing Director in the Global Leveraged Finance Group. Mr. Rosenthal was also a senior member of Merrill Lynch's Leveraged Transaction Commitment Committee. Mr. Rosenthal currently serves on the Boards of Directors of City Ventures, LLC, Jacuzzi Brands Corporation, True Oil Company LLC, and the parent entities of CHG Healthcare Holdings L.P., CPG International Inc., National Veterinary Associates, Inc., Serta International Holdco LLC and Simmons Bedding Company, and other private companies. Mr. Rosenthal previously served on the Boards of Directors of Aspen Dental Management, Inc., Maidenform Brands, Inc. and Hanger, Inc. Mr. Rosenthal also serves on the Board of Trustees of Windward School in Los Angeles, California, and on the Graduate Executive Board of the Wharton School of Business. Mr. Rosenthal's experience with leveraged finance, acquisitions, and private debt and equity investments and serving on other boards of directors makes him well-positioned to serve as a director for the Company.

The following table provides a summary of each director, their ages as of March 4, 2016, the year they were each elected and the year in which their term ends.

Name	Position(s) with the Company	Age	Director Since	Term Ending
Class I				
Joseph A. Arcuri	Director	52	New Director Nominee	2019(1)
John T. Coleman	Director	69	2010	2019(1)
Thomas A. Keenan	Director	50	2009	2016(2)
J. David Smith	Director and Chairman of the Board	67	2010	2019(1)
Class II				
Jeffrey C. Bloomberg	Director	68	2005	2017
James B. Hirshorn	Director	49	2009	2017
Chris A. McWilton	Director	57	2014	2017
Class III				
Michael J. Clarke	President, CEO and Director	61	2011	2018
Daniel C. Lukas	Director	44	2010	2018
Bennett Rosenthal	Director	52	2009	2018

(1) If elected at the Annual Meeting.

(2) Mr. Keenan will not stand for re-election at the Annual Meeting.

EXECUTIVE COMPENSATION

Compensation, Discussion and Analysis

Overview

This Compensation Discussion and Analysis provides a discussion of the principles and objectives underlying the Company's decisions with respect to the compensation of the Company's named executive officers, as well as an analysis of the awards made to these individuals.

This Compensation Discussion and Analysis focuses on the compensation of our "named executive officers" for fiscal year 2015:

Name	Title
Michael J. Clarke	President & Chief Executive Officer
Almon C. Hall	Senior Vice President & Chief Financial Officer
Kevin W. Donnelly	Senior Vice President, General Counsel & Secretary
David J. LaGrand	Group President, Residential and Commercial HVAC ("RCH")
Peter R. Segar	Group President, Ergonomic and Productivity Solutions ("ERG")

Mr. Hall resigned from his position as Senior Vice President and Chief Financial Officer of the Company on December 31, 2015. The Company is currently in the process of conducting a CFO search.

This discussion should be read together with the compensation tables (and accompanying narratives) for the named executive officers. Unless otherwise indicated, any references to a particular year means the fiscal year ended December 31st of such year.

Executive Summary

Company Performance in 2015

Key highlights of the Company's 2015 performance included the following:

- Net sales of $2.53 billion in 2015.

- GAAP operating earnings of $85.4 million and adjusted operating earnings* of $142.9 million in 2015.

- Completed multi-year transformation and restructuring projects, including:

  - Brought in world class talent from leading organizations;

  - Optimized our footprint, including Mexico production facilities;

  - Standardized and implemented business systems and processes in key business areas;

  - Consolidated warehousing and logistics activities into four major locations; and

  - Invested heavily in new product development across all business segments.

- Closed the acquisitions of Anthro Corporation and the mobile personal emergency response system and telehealth business of Numera, Inc.

*See Appendix A to this proxy statement for a reconciliation to the most directly comparable GAAP measure.

Summary of 2015 Executive Compensation Decisions

In determining executive compensation, the Compensation Committee considers Company performance, business segment performance, achievement of strategic goals and growth objectives, competitive market trends, and benchmarking data. In making its determinations in fiscal year 2015, the Compensation Committee relied heavily on company-wide financial performance for Messrs. Clarke, Hall and Donnelly and both company-wide and business-segment financial performance for Messrs. LaGrand and Segar, while also considering individual contributions toward the achievement of strategic goals and growth objectives. The following summarizes the Compensation Committee's compensation decisions in 2015 in light of these factors and the Company's accomplishments highlighted above, which are explained in more detail under "*Compensation Decisions in 2015*" below.

- *Base Salary*. 2015 base salaries of our named executive officers remained at 2014 levels.

- *Annual Cash Incentive Compensation*. In 2015, annual cash incentive awards to our named executive officers were governed by the 2015 short-term cash incentive plans for: (i) executives of Nortek (the "2015 Executive Plan") (for Messrs. Clarke, Hall and Donnelly) and (ii) executives of Nortek subsidiaries (the "2015 Subsidiary Plan") (for Mr. LaGrand and Mr. Segar), in each case established pursuant to the Company's 2009 Omnibus Incentive Plan as Amended and Restated (the "2009 Plan").

  For Messrs. Clarke, Hall and Donnelly, 2015 cash incentive awards were based on: (i) the 2015 Company Adjusted EBITDA Goal (as defined below), (ii) the 2015 Revenue Goal (as defined below) and (iii) 2015 Average Working Capital as a Percentage of Net Sales ("AWCAPNS Goal"). As further discussed below, cash incentive awards were achieved for Messrs. Clarke, Hall and Donnelly based on actual results of these factors.

17

For Mr. LaGrand, 2015 cash incentive awards were based on: (i) the 2015 Company Adjusted EBITDA Goals, (ii) the 2015 RCH Segment Adjusted EBITDA Goals (as defined below), (iii) the 2015 RCH Segment Revenue Goals (as defined below), and (iv) the 2015 RCH AWCAPNS Goal (as defined below). As further discussed below, a cash incentive award was not achieved for Mr. LaGrand based on the actual results of these factors. Mr. LaGrand received a cash retention bonus of $1,000,000 pursuant to the Nordyne Retention Agreement (as defined below).

For Mr. Segar, 2015 cash incentive awards were based on: (i) the 2015 Company Adjusted EBITDA, (ii) the 2015 ERG Segment Adjusted EBITDA Goals (as defined below), (iii) the 2015 ERG Segment Revenue Goals (as defined below), and (iv) the 2015 ERG AWCAPNS (as defined below). As further discussed below, a cash incentive award was achieved for Mr. Segar based on actual results of these factors. Mr. Segar also earned a cash incentive bonus of $1,512,518 pursuant to the Ergotron Retention Plan (as defined below).

- *Equity-Based Compensation.* In 2015, each named executive officer was granted a mix of time-vested restricted stock and stock options under the 2009 Plan.

Executive Compensation Practices

We believe that our policies and pay practices contribute to ensuring an alignment of executive and stockholder interest and discourage inappropriate risk taking.

Changes to Compensation Program for 2016

Following a review of our compensation program by the Compensation Committee and its independent consultant, Hay Group, the Compensation Committee recommended, and the Board approved the following changes to the Company's compensation program for 2016:

- For 2016, the annual cash incentive compensation program will use two performance metrics, being EBITDA and Revenue, with a weighting of 75% on EBITDA and 25% on Revenue.

- Participants in the 2016 Nortek and subsidiary short-term incentive plans will be eligible for an additional amount, equal to a percentage of the target bonus, based on achievement of a metric tied to cash conversion cycle.

- For 2016, base salaries will increase 3% for Messrs. Clarke and Donnelly to $983,650 and $477,405, respectively, effective from January 1, 2016.

- For Messrs. LaGrand and Segar, in lieu of salary increases, target annual cash incentive awards will be based on 80%, rather than 65%, of such executive's base salary.

Compensation Program Philosophy and Objectives

Our compensation program is designed to attract, motivate, reward and retain high caliber executives to assist the Company in achieving its strategic and operating objectives, and to compensate them at a level that is commensurate with both corporate and individual performance achievement, with the ultimate goal of increasing the value of the stockholders' investment. The Company has used a mix of short-term compensation, consisting of base salaries and cash bonuses, and long-term compensation, consisting of equity incentive compensation. The competitiveness of the executive compensation program is not targeted at a specific market level for any individual element of compensation or for the program entirely. The Compensation Committee reviews the Company's executive compensation program on an ongoing basis, including its philosophy and objectives.

Setting Compensation

Role of Board, Compensation Committee and CEO

Our Compensation Committee designs our compensation programs to motivate our executives to lead us toward achieving short and long-term financial and strategic goals. The Compensation Committee acts pursuant to a written charter that has been approved by the Board. The Compensation Committee approves the corporate goals and objectives relevant to the compensation of our CEO, our Senior Vice Presidents, the chief executive officer of each of the Company's business segments ("Business Segment Presidents"), and certain other Company or subsidiary officers that may be designated from time to time by the Compensation Committee ("Designated Officers"). The Compensation Committee evaluates the performance of the CEO, the Senior Vice Presidents, the Business Segment Presidents and the Designated Officers in light of those goals and objectives and determines and approves their compensation levels based on this evaluation and makes all other determinations regarding the compensation of such persons. The Compensation Committee also seeks input from the CEO (other than with respect to his own compensation). Each of our named executive officers has employment or other agreements which govern certain elements of his compensation. For a description of such agreements, see "*Employment and Other Agreements*" below.

Use of Compensation Consultants

The Compensation Committee retains Hay Group as its consultant to provide objective, independent analysis, advice and recommendations with regard to executive compensation including, but not limited to, competitive market data and compensation recommendations related to our CEO and Executive Officers.

In 2015, Hay Group assisted the Compensation Committee with, among other things, (i) performing a review of the Company's executive compensation program, (ii) determining the appropriate allocation among short-term and long-term compensation, cash and non-cash compensation, and the different forms of non-cash compensation, (iii) determining the appropriate structure of the annual and long-term incentive plan designs, (iv) identifying an appropriate peer group for purposes of benchmarking the Company's executive compensation, (v) managing share usage, (vi) providing an overview of critical issues and trends affecting the executive compensation landscape and (vii) performing a review of the Company's non-executive director pay program.

The Compensation Committee used data and analysis provided by Hay Group, among other factors, in recommending equity incentives for our named executive officers in 2015 and in developing the 2015 annual bonus program.

Compensation Benchmarking

The Company benchmarks compensation for its named executive officers against both a publicly-traded peer group, as well as published survey data (together, the "Market"). The publicly-traded peer group is comprised of similarly-situated companies with a size and scope consistent with that of the Company. When establishing a list of peer companies, the Compensation Committee considered many factors including size (revenues, market capitalization and number of employees), nature of business (business comparators and similar customer base), organizational complexity and business model (span and scope of the organization), competition for executive talent (organizations from which executives may be recruited to and from) and location. While all of the aforementioned factors are taken in account, the Compensation Committee considers the most important for the Company to be size and competition for executive talent as these provide the most meaningful insight into competitive practices.

For 2015, with input from Hay Group, the Compensation Committee identified the following fourteen companies for its publicly-traded peer group:

Acuity Brands Inc.	Louisiana-Pacific Corp.	A.O. Smith Corp.
Armstrong Worldwide Industries Inc.	Mueller Industries Inc.	USG Corp.
Fortune Brands Home and Security Inc.	Regal Beloit Corp.	Watsco Inc.
Herman Miller, Inc.	Griffon Corp.	Lennox International Inc.
Sensata Technologies Holding N.V.	Hubbell, Inc.	

For 2016, Hay Group conducted a review and validation of the peer group to ensure each company remained an appropriate comparator company taking into account the factors noted above. Based upon this review, Hay Group proposed that our 2016 peer group consist of the same publicly-traded companies identified in 2015. This recommendation was reviewed and approved by the Compensation Committee.

When benchmarking executive pay levels and practices relative to the publicly-traded peer group, Hay Group's comparative analysis takes into account both the title of peer executives as well as their relative pay rank. For the Company's CEO and CFO, Hay Group benchmarked these executives in relation to all other peer CEOs and CFOs, respectively, as all companies are required to disclose these two positions in their proxy statements. In order to be statistically meaningful and ensure a robust data set, Hay Group matched the Company's other named executive officers to similar pay ranked named executive officer at peer companies as appropriate (i.e., the third highest paid executives other than the CEO and CFO).

In addition to the publicly-traded peer group identified above, Hay Group also considered published survey data from the 2015 Mercer U.S. Benchmark Database, Executive. This survey includes information on executive positions from general market organizations from a cross-section of different industries. Hay Group collected data from jobs of comparable function, size and complexity and adjusted for the Company's corporate and applicable business unit size. In order to establish a representation of the Market, Hay Group blended the publicly-traded peer group (60% weight) and published survey data (40% weight) to develop market data for Messrs. Clarke, Hall and Donnelly. For Messrs. LaGrand and Segar, Hay Group developed market data using 100% published survey data.

Benchmarking in comparison to the Market is one of several factors considered in the compensation process but is not determinative. The relative position of individual Executive Officers in comparison to the peer group is based on their respective competencies, experience and performance. While the Company does not establish executive pay based solely on benchmarking data, we believe that our pay levels and practices should be within a range of competitiveness with the Market, and benchmarking provides us with an assessment of reasonableness and competitiveness. To that end, the Company generally views the median of the market as a reference point against which to evaluate the competitiveness of its target total compensation. However, each individual's actual compensation is based on numerous factors including the individual's level of experience in the role and the annual and long-term performance of both the Company and the individual.

CEO Compensation

With respect to Mr. Clarke's compensation, and in particular structuring Mr. Clarke's long-term incentive compensation grants and opportunities in connection with the commencement of his employment, the Compensation Committee viewed his compensation opportunity over a longer-term time horizon. Specifically, in order to provide Mr. Clarke with sufficient immediate alignment with shareholder interests, the Compensation Committee determined at the time of his hire to grant a larger initial equity award upon commencement of employment (to vest over five years) than would be provided on an ongoing basis annually.

Elements of Executive Compensation and What They are Designed to Reward

The three elements of our executive compensation are designed to reward different results as summarized in the table below:

Compensation Element	Designed to Reward	Relationship to Objective
Base Salary	Experience, knowledge in industry, duties and scope of responsibility	Provides a minimum, fixed level of cash compensation to attract and retain talented executives who can continue to improve the Company's overall performance
Annual Incentive Compensation	Success in achieving annual objectives	Motivates executives to achieve specific performance goals and objectives
Equity-Based Compensation	Attainment of objectives over time	Motivates executives to achieve long-term objectives
	Success in long-term growth and development	Aligns the executives' interests with long-term stockholder interests in effort to increase overall stockholder value
		Potentially largest pay component which provides opportunity for significant compensation enabling Company to attract and retain talented executives

Base Salary

The Company provides its named executive officers, like its other employees, with a base salary in order to compensate them for the services which they provide to the Company over the course of the year. Salaries for our named executive officers are typically evaluated annually and adjusted from their base level from year to year based upon their performance and level of responsibilities.

Messrs. Clarke and Donnelly each have employment agreements that require the Company to pay them a minimum annual base salary of $925,000 and $375,000, respectively, in the case of Mr. Donnelly subject to the upward adjustments to be approved by the CEO. Mr. Hall had an employment agreement requiring the Company to pay him a minimum annual base salary of $500,000, subject to upward adjustments to be approved by the CEO.

Adjustments to Mr. Clarke's, our CEO, base salary are determined by the Compensation Committee, and adjustments to the base salaries of Messrs. Donnelly, LaGrand and Segar are recommended by our CEO and approved by the Compensation Committee.

Annual Cash Incentive Compensation

Annual cash incentive awards comprise a significant portion of the cash compensation of our named executive officers, and are designed to reward the Company's executives for their contributions to the Company's efforts to meet its performance goals. Plan-based cash incentive awards are designed as a target percentage of base salary and are awarded under the 2015 Executive Plan and the 2015 Subsidiary Plan based on achievement of goals established by the Compensation Committee. By tying executives' cash compensation to the achievement of pre-established goals, these plan-based awards are designed to align executives' interests with the annual goals of the Company's strategy.

Equity-Based Compensation

The Company grants equity-based compensation to its named executive officers pursuant to the 2009 Plan. Equity-based compensation is designed to reward our named executive officers and motivate their performance in the long-term, which the Board believes will have a long-term impact on increasing stockholder value.

The Board believes that it is important to ensure that our named executive officers' interests are appropriately aligned with those of the stockholders of the Company. Equity-based awards have traditionally been subject to time- and/or performance-vesting features and the equity nature of the awards incentivize the Company's Executive Officers to continue their service and advance the long-term interests of the Company and its stockholders. See "*Changes to Compensation Program for 2016*" above.

Compensation Decisions in 2015

Base Salary

The Compensation Committee did not increase base salaries of our named executive officers in 2015.

Annual Cash Incentive Awards

The Compensation Committee and our Board of Directors approved (1) the 2015 Executive Plan pursuant to which annual cash incentive awards for fiscal year 2015 were established for Messrs. Clarke, Hall and Donnelly and (2) the 2015 Subsidiary Plan pursuant to which annual cash incentive awards for fiscal year 2015 were established for Messrs. LaGrand and Segar. Pursuant to the terms of each of the 2015 Executive Plan and the 2015 Subsidiary Plan, the Compensation Committee established performance goals applicable to each award and the amounts that will be payable if the performance goals are achieved. Adjusted EBITDA (as defined below) was selected as the primary performance measure as the Compensation Committee believes that it is reflective of management's success in executing our strategic plan, and that it measures the strength of our operating results.

Performance Criteria for Messrs. Clarke, Hall and Donnelly

Performance goals under the 2015 Executive Plan for Messrs. Clarke, Hall and Donnelly consisted of the following:

Performance Goals	Allocation
Company Adjusted EBITDA	65%
Company Revenue Goals	20%
Company AWCAPNS Goals	15%

Performance Criteria for Messrs. LaGrand and Segar

Performance goals under the 2015 Subsidiary Plan for Mr. LaGrand and Mr. Segar consisted of the following:

Performance Goals	Allocation
Company Adjusted EBITDA	20%
Business Segment Adjusted EBITDA	50%
Segment Revenue Goals	20%
Segment AWCAPNS Goals	10%

Adjusted EBITDA

Under the 2015 Executive Plan and 2015 Subsidiary Plan, the computation of Adjusted EBITDA is generally consistent with the definition of the Company's "Adjusted Consolidated Cash Flow", the calculation for which is contained in "Management's Discussion of Financial Condition and Results of Operations - Consolidated Cash Flow and Adjusted Consolidated Cash Flow" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, except for: the exclusion of the pro forma effect of acquisitions and dispositions; the addition of legal, accounting and/or other consulting fees and any settlement amounts paid in connection with certain legal matters or proceedings specifically approved by the Board of Directors; the exclusion of the results of operations of certain restructured or disposed businesses and product lines and the impact of currency fluctuations compared to the Adjusted EBITDA target.

Under the 2015 Executive Plan and the 2015 Subsidiary Plan, payments with respect to the Company Adjusted EBITDA Goals and the Segment Adjusted EBITDA Goals were based on actual results as follows, calculated based on the linear interpolation for performance levels in between the specific goals:

- Below 80% of Target Adjusted EBITDA would result in no payout,

- Between 80% of Target Adjusted EBITDA and 100% of Target Adjusted EBITDA would result in payout of the Adjusted EBITDA Award calculated based on linear interpolation between such amounts,

- Target Adjusted EBTIDA would result in 100% payout of the Adjusted EBITDA Award, and

- Maximum Adjusted EBITDA would result in 200% of the Adjusted EBTIDA Award.

For 2015, Adjusted EBITDA goals under the 2015 Executive Plan and the 2015 Subsidiary Plan were as follows:

Company Adjusted EBITDA Goals

Target Adjusted EBITDA Goal	$320.361 million
Maximum Adjusted EBITDA Goal	$352.397 million

Segment Adjusted EBITDA Goals

RCH Target Adjusted EBITDA Goal	$86.750 million
RCH Maximum Adjusted EBITDA Goal	$95.425 million
ERG Target Adjusted EBITDA Goal	$75.629 million
ERG Maximum Adjusted EBITDA Goal	$83.192 million

For the purposes of the Company Adjusted EBITDA Goal determination and for participants in the 2015 Subsidiary Plan, actual results of the RCH Adjusted EBITDA were deemed to be $69.399 million. The Compensation Committee determined to set the actual results of RCH Adjusted EBITDA for 2015 at this amount, which reflects the projected full-year EBITDA as of June 2015, prior to the RCH business suffering from the negative impact of the unsolicited proposal to acquire the Company, and related market rumors.

In addition, the Compensation Committee initially set a Company minimum adjusted EBITDA Goal at $263.680 million, the RCH minimum adjusted EBITDA Goal at $69.400 million, and the ERG minimum adjusted EBITDA Goal at $65.249 million. However, in light of the impact on the Company of the market rumors relating to the unsolicited proposal to acquire the Company, the Compensation Committee subsequently determined to amend the 2015 Executive Plan and the 2015 Subsidiary Plan to remove the previously established minimum adjusted EBITDA goals for both plans, to provide that achievement of Company Adjusted EBITDA or Segment Adjusted

EBITDA below 80% of Target Adjusted EBITDA would result in no payout, and to reflect that if Company Adjusted EBITDA or Segment Adjusted EBITDA is between 100% and 80% of the Company Target Adjusted EBITDA Goal or Segment Adjusted EBITDA Goal, the Company Adjusted EBITDA or Segment Adjusted EBITDA incentive award will be determined on a basis of linear interpolation between such amounts.

Revenue

Under the 2015 Executive Plan and 2015 Subsidiary Plan, Revenue was defined as the 2015 Consolidated Net Sales of the Company, segment or business unit, determined in accordance with GAAP, as reflected in the Company's 2015 audited financial statements, adjusted upward or downward, for the effect of translation from changes in foreign currency exchange rates of the Company's foreign subsidiaries, as compared to the Company's 2015 financial plan foreign currency exchange rates, i.e. constant currency, but excluding the results of operations of certain restructured or disposed businesses and product lines.

Under the 2015 Executive Plan and the 2015 Subsidiary Plan, payments with respect to the Company Revenue Goals and the Segment Revenue Goals were based on actual results as follows, calculated based on the linear interpolation for performance levels in between the specific goals:

- Below the Minimum Revenue Goal would result in no payout of the Revenue Award,

- Equal to the Minimum Revenue Goal would result in a payout of 50% of the Revenue Award,

- Equal to Target Revenue Goal would result in 100% payout of the Revenue Award, and

- Equal to or greater than Maximum Revenue Goal would result in 200% of the Revenue Award.

For 2015, the Company Revenue Goals and Segment Revenue Goals were as follows:

2015 Company Revenue Goals

Minimum Revenue Goal	$2,527.656 million
Target Revenue Goal	$2,599.892 million
Maximum Revenue Goal	$2,729.886 million

2015 Segment Revenue Goals

RCH Minimum Revenue Goal	$635.482 million
RCH Target Revenue Goal	$666.110 million
RCH Maximum Revenue Goal	$699.416 million
ERG Minimum Revenue Goal	$332.440 million
ERG Target Revenue Goal	$347.915 million
ERG Maximum Revenue Goal	$365.311 million

Under the 2015 Executive Plan, if the Company Revenue was between the minimum, target and maximum goals, the Company Revenue incentive award for Messrs. Clarke, Hall and Donnelly was to be determined on a basis of linear interpolation between such amounts. No Revenue Award is paid unless actual results of the Adjusted EBITDA Goal exceed 80% of the Target Adjusted EBITDA goal.

Under the 2015 Subsidiary Plan, if the applicable Business Segment Revenue was between the minimum, target and maximum goals established by the Board for such Business Segment, the Business Segment Revenue incentive award for Messrs. LaGrand and Segar was to be determined on a basis of linear interpolation between such amounts. No Segment Revenue Award or Unit Revenue Award was to be paid out unless actual results of the Segment Adjusted EBITDA Goal exceed 80% of the Target Segment Adjusted EBTIDA Goal.

Average Working Capital as a Percentage of Net Sales (AWCAPNS)

For 2015, the Compensation Committee included AWCAPNS as a performance metric to promote focus on the relationship between working capital efficiency as it relates to revenues. Under the 2015 Executive Plan and 2015 Subsidiary Plan, AWCAPNS was defined as the trailing 13-month average of Adjusted Assets less Adjusted Liabilities, beginning on the month ended December 31, 2014 and ended on the month ended December 31, 2015, with the 13-month average calculated as a simple average of the ending balance sheet month balances. Adjusted Current Assets include Accounts Receivable, Intercompany Trade Receivables, Net Inventory, Prepaid Expenses, and Other Current Assets. Adjusted Current Liabilities will include Accounts Payable, Intercompany Trade Accounts Payable, Total Accrued Expenses less Taxes, Total Insurance Reserves, and Total Long Term Warranty Liability. Net Sales is defined as Net Sales to outsiders plus Intercompany Sales. Excluded from the definitions of Average Working Capital and Net Sales are (1) the results of the operations of Mammoth, Eaton-Williams and the Saskatoon operation of Venmar CES for 2015, (2) the results of any product line transferred from Mammoth, Eaton-Williams and the Saskatoon operation of Venmar CES to other operations of the Company, and (3) Board approved build-up of inventory.

Under the 2015 Executive Plan and the 2015 Subsidiary Plan, payments with respect to the Company AWCAPNS Goals and the Segment AWCAPNS Goals were based on actual results as follows, calculated based on the linear interpolation for performance levels in between the specific goals:

- Above the Minimum AWCAPNS Goal would result in no payout of the AWCAPNS Award,

- Equal to the Minimum AWCAPNS Goal would result in a payout of 50% of the AWCAPNS Award,

- Equal to Target AWCAPNS Goal would result in 100% payout of the AWCAPNS Award, and

- Equal to or less than Maximum AWCAPNS Goal would result in 200% of the AWCAPNS Award.

For 2015, the Company AWCAPNS Goals and the Business Segment AWCAPNS Goals were as follows:

2015 Company AWCAPNS

Minimum AWCAPNS Goal	5.5%
Target AWCAPNS Goal	5.2%
Maximum Company AWCAPNS Goal	4.9%

2015 Business Segment

RCH Minimum AWCAPNS Goal	7.4%
RCH Target AWCAPNS Goal	7.1%
RCH Maximum AWCAPNS Goal	6.8%
ERG Minimum AWCAPNS Goal	2.4%
ERG Target AWCAPNS Goal	2.1%
ERG Maximum AWCAPNS Goal	1.8%

Under the 2015 Executive Plan, if the Company AWCAPNS Goals achieved was between the minimum, target and maximum goals, the Company AWCAPNS incentive award for Messrs. Clarke, Hall and Donnelly was to be determined on a basis of linear interpolation between such amounts. No AWCAPNS Award was to be paid unless actual results of the Adjusted EBITDA Goal exceed 80% of the Target Adjusted EBITDA

Under the 2015 Subsidiary Plan, if the applicable Business Segment AWCAPNS Goal achieved was between the minimum, target and maximum goals for such Business Segment, the Business Segment AWCAPNS incentive award for Messrs. LaGrand and Segar was to be determined on a basis of linear interpolation between such amounts. No Segment AWCPANS Award was to be paid unless actual results of the Segment Adjusted EBITDA Goal exceed 80% of the Target Segment Adjusted EBTIDA Goal.

Total Target Bonus Awards

Target annual incentive awards are based on a percentage of each named executive officer's base salary, which percentages the Compensation Committee believes to be competitive with annual incentive opportunities of our peer group and based on broad-based industry studies.

Target bonus amount under the 2015 Executive Plan and 2015 Subsidiary Plan, as applicable, for each of our named executive officers are as follows:

	Target (% of base salary)	Maximum (% of base salary)
Michael J. Clarke	105%	210%
Almon C. Hall	80%	160%
Kevin W. Donnelly	80%	160%
David J. LaGrand	65%	130%
Peter R. Segar	65%	130%

Determination of Fiscal 2015 Annual Cash Incentive Awards

After the conclusion of fiscal year 2015, the following results were certified:

- Company Adjusted EBITDA was equal to $306.772 million, which was 95.8% of the target level;

- Company Revenue was $2,467.822 million, which was below the minimum level;

- Company AWCAPNS was 8.3%, which was above the minimum level;

- As discussed above, as determined by the Compensation Committee, actual results of the Segment Adjusted EBITDA for RCH was deemed to be $69.399 million, which was less than 80% of the target level;

- Segment Revenue was $564.835 million for RCH, which was below the minimum level;

- Segment AWCAPNS was 15% for RCH, which was above the minimum level;

- Segment Adjusted EBITDA was $82.672 million for ERG, which was between target and maximum levels;

- Segment Revenue was $350.162 million for ERG, which was between target and maximum levels; and

- Segment AWCAPNS was 3.8% for ERG, which was above the minimum level.

These determinations resulted in the following annual cash incentive awards under the 2015 Executive Plan and the 2015 Subsidiary Plan to each of our named executive officers: Mr. Clarke, $495,359; Mr. Hall, $211,669; Mr. Donnelly, $183,175; Mr. LaGrand, $0; and Mr. Segar, $338,301.

Nordyne Retention Agreement

Under the Nordyne Retention Agreement, Mr. LaGrand received a cash retention bonus of $1,000,000, which was payable after a period of five years ending on March 9, 2015. See "*Employment and Other Agreements – Nordyne Retention Agreement with David J. LaGrand*" below.

Ergotron, Inc. Retention Bonus Plan and Agreement

In connection with the Company's acquisition of its subsidiary Ergotron, Inc. ("Ergotron") in 2010, the Company put in place the Ergotron Retention Bonus Plan and Agreement (the "Ergotron Retention Plan"), which provides for an annual and an aggregate cash incentive bonus opportunity from fiscal year 2011 through fiscal year 2015 to certain participants, including Mr. Segar, upon the achievement of pre-established annual and aggregate Actual EBITDA targets for Ergotron. The Annual Bonus Pool is determined based on Actual EBITDA for the current year and includes certain aggregate catch-up provisions, described more fully below, if the annual maximum bonus is not achieved in a particular year. The Aggregate Bonus Pool provides for a one-time bonus payment if the aggregate Actual EBITDA for fiscal years 2011 through 2015 equals or exceeds $300 million. If at the end of 2015, cumulative Actual EBITDA for the years 2011 through 2015 equaled or exceeded a pre-established target, an additional award would be earned, paid from a catch-up pool consisting of any portion of annual amounts not earned in respect of any prior performance year due to underachievement of Actual EBITDA targets for those years. In 2015, approximately 99% of the Actual EBTIDA target of $78,778,000 was achieved and approximately 104% of the cumulative Actual EBITDA target was achieved, resulting in an Annual Bonus Pool payment due to Mr. Segar for fiscal year 2015 of $596,250, which included the portion of the catch-up pool related to the 2015 bonus year. Mr. Segar also earned a catch-up pool payment of $16,268 related to the portion of his fiscal 2014 Annual Bonus Pool amount that was not earned in the prior year. The Aggregate Actual EBITDA for fiscal years 2011 through 2015 exceeded $300 million resulting in Aggregate Bonus Pool payment to Mr. Segar of $900,000. The total payments due to Mr. Segar related to the Ergotron Retention Plan for 2015 were $1,512,518. See "*Employment and Other Agreements – Ergotron Retention Plan*" below.

Under the Ergotron Retention Plan, Actual EBITDA is defined as the consolidated net income or loss of Ergotron for the applicable fiscal year, determined in accordance with GAAP, and adjusted to: (1) include interest expense, provision for income taxes, depreciation and amortization expense, compensation expense in respect of payments made pursuant to the Ergotron Retention Plan, net losses from discontinued operations, losses for dispositions of fixed assets and investments, cumulative effects of changes in accounting principles that have the effect of reducing net income, net losses from restructuring charges, and extraordinary losses determined in accordance with GAAP; and (2) exclude interest income, benefit from income taxes, net gains from discontinued operations, gains on dispositions of fixed assets and investments, cumulative effects of changes in accounting principles that have the effect of increasing net income, net gains from restructuring charges, and extraordinary gains as determined in accordance with GAAP.

Equity-Based Compensation

The Compensation Committee has used a mix of two equity vehicles to deliver fiscal year 2015 long-term incentives to the Company's named executive officers: stock options and time-vested restricted stock. These vehicles and the relative values attributed to them were chosen in order to provide our named executive officers with a long-term incentive portfolio that prioritizes alignment with shareholder value creation, while also emphasizing execution of our long-term strategic plan, and supporting ownership and retention of our key executive talent.

2015 Options and Time-Vested Restricted Stock Awards

On February 24, 2015, the Board, based on the recommendation of the Compensation Committee, granted awards of time-vested restricted stock and options to purchase shares of the Company's common stock to each of our named executive officer in the following amounts:

Name	Time-Vested Restricted Stock	Options
Michael J. Clarke	9,277	22,713
Almon C. Hall	2,484	6,082
Kevin W. Donnelly	2,150	5,263
David J. LaGrand	1,949	4,772
Peter R. Segar	1,797	4,401

In each case, shares or options to purchase shares of the Company's common stock granted vests in three equal annual installments on February 24 in each of 2016, 2017 and 2018, provided the named executive officer remains continuously employed through such date. The time-vested restricted shares granted to our named executive officers are non-transferable during the restricted period, but have voting rights and the right to receive dividends on the restricted stock through the restricted period. The options were granted with an exercise price equal to $80.84 per share, the fair market value of shares of common stock on the date of grant, February 24, 2015. One hundred percent (100%) of the time-vested restricted stock and options vest in full upon a Change of Control (as defined in the applicable award agreement).

2013 Performance-Vested Restricted Stock Awards

Performance-vested restricted stock awarded to our named executive officers in 2013 vest in full upon the attainment of Cumulative Adjusted EBITDA targets established by the Compensation Committee for the fiscal years 2013, 2014 and 2015. The computation of Adjusted EBITDA for purposes of these awards generally is consistent with the definition of the Company's Adjusted Consolidated Cash Flow, except for the exclusion of the pro forma effect of acquisitions and dispositions. See "*Annual Cash Incentive Awards – Adjusted EBITDA*" above.

Pursuant to the terms of the 2013 awards, 25% of the restricted stock vests if 85% of the 2013 Award Cumulative Adjusted EBITDA is achieved (Cumulative Level I), 50% vests if 100% of the target 2013 Award Cumulative Adjusted EBITDA is achieved (Cumulative Level II), and 100% vests if at least 120% of the 2013 Award Cumulative Adjusted EBITDA is achieved (Cumulative Level III). If the Company's Cumulative Adjusted EBITDA for fiscal years 2013, 2014 and 2015 is less than 85% of the 2013 Award Cumulative Adjusted EBITDA, no shares of restricted vest and the rights to all such shares are forfeited. If cumulative Adjusted EBITDA for fiscal years 2013, 2014 and 2015 is between Cumulative Level I and Cumulative Level II, or between Cumulative Level II and Cumulative Level III, the number of shares that vest is determined on a basis of linear interpolation between 25% and 50%, or 50% and 100%, respectively. Fifty-percent (50%) of the shares restricted stock vest in full upon a Change of Control (as defined in the Restricted Stock Agreement), and are forfeited upon a termination of the named executive officer's employment.

The threshold, target and maximum amounts for the 2013 Award Cumulative Adjusted EBITDA targets established by the Compensation Committee for fiscal years 2013 through 2015 were as follows:

Threshold 2013-2015 Cumulative Adjusted EBITDA Target	$ 806.43 million
Target 2013-2015 Cumulative Adjusted EBITDA Target	$ 948.74 million
Maximum 2013-2015 Cumulative Adjusted EBITDA Target	$1,138.49 million

Cumulative Adjusted EBITDA targets for fiscal years 2013 through 2015 in connection with the 2013 awards were not achieved and therefore no shares vested thereunder.

Equity-Based Compensation for Mr. Clarke

In connection with the commencement of his employment with the Company, Mr. Clarke received a grant of certain options to purchase shares of the Company's common stock under the 2009 Plan and grants of restricted shares of the Company's common stock under the 2009 Plan. One-third of the restricted shares and all of the options to purchase shares of the Company's common stock are subject to time-vested vesting in 20% installments on each of the first five anniversaries of the grant date from 2012-2016.

Two-thirds of the restricted shares vest in five equal 20% annual installments, subject to the attainment of Restricted Stock Adjusted EBITDA targets established by the Compensation Committee for each of fiscal years 2012, 2013, 2014, 2015 and 2016 and further subject to the named executive officer remaining continuously employed through such fiscal year. See above "*CEO Compensation*."

The following shows the range of payouts of such performance-vested restricted stock granted to Mr. Clarke:

Restricted Stock Adjusted EBITDA	Number of Performance-vested Restricted Stock Vested
Less than Threshold	None
Threshold	25% of the shares eligible for vesting for such fiscal year
Target	50% of the shares eligible for vesting for such fiscal year
Between Threshold and Target	Portion of restricted stock that vests (between 25% and 50%) will be determined by straight-line interpolation
Between Target and Maximum	Portion of restricted stock that vests (between 50% and 100%) will be determined by straight-line interpolation.
Maximum or higher	100% of the shares eligible for vesting for such fiscal year

For fiscal year 2015, Mr. Clarke's Adjusted EBITDA targets were as follows:

Threshold Restricted Stock Adjusted EBITDA Target	$310.42 million
Target Restricted Stock Adjusted EBITDA Target	$365.20 million
Maximum Restricted Stock Adjusted EBITDA Target	$438.24 million

Adjusted EBITDA targets for 2015 in connection with this award were not attained and therefore no shares vested in respect of fiscal year 2015 performance. The computation of Adjusted EBITDA for purposes of these awards generally is consistent with the definition of the Company's Adjusted Consolidated Cash Flow, except for the exclusion of the pro forma effect of acquisitions and dispositions. See "*Annual Cash Incentive Awards – Adjusted EBITDA*" above.

Retirement & Other Benefits

The Company provides competitive retirement-related benefits as part of its compensation package to attract and retain talented and experienced executive officers.

401(k) Plan

All full-time employees of Nortek and its subsidiaries are eligible to participate in our 401(k) Savings Plan (the "Nortek 401(k) Plan"). The Nortek 401(k) Plan is a tax-qualified retirement savings plan pursuant to which all of the Company's and its subsidiaries' employees, including the named executive officers, are able to contribute the lesser of 30% of their annual salary or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. During 2015, the Company and its subsidiaries (including Nortek Global HVAC, LLC and Ergotron) provided a discretionary match of 50% of the participants' contributions up to 6% of compensation (for a maximum possible match of 3%). For 2015 under the 401(k) Plan, Messrs. Clarke, Hall and Donnelly each received $7,950 of employer match contributions and $6,500 of Company-paid profit sharing contributions.

Mr. LaGrand received $7,950 of employer match contributions. Mr. Segar received $7,238 of employer match contributions. Neither of Messrs. LaGrand or Segar received a profit sharing allocation in 2015.

Pension Plans

Messrs. Hall, Donnelly and LaGrand are eligible to receive benefits under the Company's tax-qualified pension plan, the Nortek, Inc. Retirement Plan (the "Nortek Retirement Plan") as a result of their respective tenures with the Company. The Company's qualified pension plan was frozen as of December 31, 1995, and no further increases in benefits may occur as a result of additional service or increases in compensation. None of our other named executive officers are eligible to receive benefits under the qualified pension plan. A summary of the Nortek Retirement Plan appears under "Pension Benefits for the Year Ended December 31, 2015" further below.

Mr. LaGrand is eligible to receive benefits under the Company's subsidiary Nortek Global HVAC, LLC's (formerly known as Nordyne LLC) Supplemental Executive Retirement Plan (the "Nordyne SERP"), a non-qualified defined benefit pension plan. A summary of the Nordyne SERP appears under "Pension Benefits for the Year Ended December 31, 2015" further below.

Other Benefits

The Company also provides each of its named executive officers with health and life insurance benefits as well as certain other benefits that are required by the terms of the existing employment agreements with the named executive officers.

The Company also provides perquisites, some of which are discretionary while others are provided pursuant to the terms of the employment agreements between the Company and Messrs. Clarke, Hall and Donnelly. The purpose of these perquisites is to motivate employees, create goodwill, and reward employees for achievements that may not be measurable in financial metrics. These perquisites are reflected in the "All Other Compensation" column in the Summary Compensation Table below and the related footnotes.

Termination Compensation

In order to attract and retain executives, the Company believes that certain severance arrangements for its named executive officers are appropriate and necessary. Each of our named executive officers has employment or other agreements which govern certain elements of termination compensation. The Company believes that termination benefits and change-of-control payments are helpful to provide certainty to the named executive officers with respect to their positions with the Company and to ensure that the named executive officers consider corporate transactions which are in the best interest of the stockholders of the Company without concern over whether the transactions may jeopardize the executive's employment. Also, these benefits help to ensure that the Company will have the continued dedication and full attention of key employees. For more information on termination compensation payments for the named executive officers, see the disclosure under "*Employment and Other Agreements*" and "*Potential Payments upon Termination of Employment or Change-in-Control*" below.

Recoupment (or "Clawback") Policy

To ensure financial statement accuracy and encourage ethical behavior, the Company has a recoupment ("clawback") policy in place to recover excess incentive-based compensation, whether cash or equity based, (i.e., incentive-based compensation that was paid or would be payable in excess of what would have been paid or payable to the officer based on the restated financial statements) awarded to or received by any current or former "officer" subject to Section 16 of the Exchange Act in the event of a restatement of the Company's financial statements resulting from material noncompliance with any financial reporting requirements under U.S. securities laws, if such officer engaged in intentional misconduct or fraud that caused or substantially caused the need for the restatement of the Company's financial statements (as determined by the Board of Directors in its reasonable discretion). We intend to update and revise, as necessary or appropriate from time to time, our recoupment policy in accordance with applicable law.

No Hedging or Pledging of the Company's Securities

To further ensure that our directors and employees exhibit ethical behavior relative to selling and trading our Common Stock, our Policy Prohibiting Insider Trading prohibits directors, officers and other employees from:

- Engaging in short sales of the Company's securities;

- Engaging in puts, calls or other derivative securities, on an exchange or in any other organized market involving the Company's securities;

- Holding the Company's common stock in margin accounts or pledging such securities as collateral for loans or other obligations; and

- Engaging in hedging transactions with respect to ownership in the Company's securities, including trading in any derivative security relating to the Company's securities.

Consideration of Stockholders' Advisory Say-on-Pay Vote

The Company conducts an advisory "say-on-pay" vote of its stockholders on a triennial basis. The Compensation Committee considered the results of its say-on-pay proposal on which stockholders voted at the Company's 2014 annual meeting. Approximately 99.8% of the Company's stockholders voting at the meeting approved the compensation program described in the Company's proxy statement in 2014. The Compensation Committee weighed the results of the say-on-pay vote as one of many factors considered in connection with the discharge of its responsibilities, although no factor was assigned a quantitative weighting. The Compensation Committee did not implement any significant changes to the Company's executive compensation program as a result of the stockholder advisory vote. The next non-binding advisory vote to approve the executive compensation program will be held at our 2017 annual meeting.

Tax and Accounting Implications

The Compensation Committee considers the tax and accounting implications of compensation, but they are not the only factors considered nor are they necessarily the most important factors. In some cases, other important considerations outweigh tax or accounting considerations.

Section 162(m) of the Code limits the amount of compensation paid to our Chief Executive Officer and our other three most highly compensated executive officers, other than our CFO, that may be deducted by us for federal income tax purposes in any fiscal year to $1,000,000. "Qualified performance-based" compensation that satisfies certain requirements under Section 162(m) of the Code is not subject to the Code's $1,000,000 deduction limit. While the Compensation Committee believes that it is important for compensation paid to our named executive officers is tax deductible under the Code, the Compensation Committee also recognizes the need to retain flexibility to make compensation decisions that may result in compensation being nondeductible under Section 162(m) of the Code, including when necessary or appropriate to enable the Company to continue to attract, retain, reward and motivate its highly-qualified executives.

The Company accounts for equity compensation paid to its employees in accordance with ASC 718, "Compensation - Stock Compensation," ("ASC 718"), which requires us to measure and recognize compensation expense in the Company's financial statements for all share-based payments based upon an estimate of their grant date fair value over the service period of the award. The Company records cash compensation as an expense at the time the obligation is accrued.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the "*Compensation Discussion and Analysis*" required by Item 402(b) of Regulation S-K with management. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Form 10-K.

Submitted by the Compensation Committee

Daniel C. Lukas (Chair)
Jeffrey C. Bloomberg
John T. Coleman
Thomas A. Keenan

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to the Company's named executive officers during fiscal year 2015.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6)	All Other Compensation (7)(8)	Total Compensation
Michael J. Clarke	2015	$ 955,000	$ —	$ 749,953	$ 749,983	$ 495,359	—	$ 69,331	$ 3,019,626
President and Chief	2014	958,673	116,228	999,790	525,365	623,811	—	79,072	3,302,939
Executive Officer	2013	925,000	—	908,852	605,543	1,289,107	—	35,540	3,764,042
Almon C. Hall	2015	$ 535,600	$ —	$ 200,807	$ 200,828	$ 211,669	$ (11,800)	$ 80,711	$ 1,217,815
Senior Vice President and	2014	537,660	49,665	270,060	140,675	266,558	23,400	78,985	1,367,003
Chief Financial Officer	2013	577,600	—	236,258	157,426	552,143	(85,400)	70,368	1,508,395
Kevin W. Donnelly	2015	$ 463,500	$ —	$ 173,806	$ 173,784	$ 183,175	$ (1,900)	$ 107,271	$ 1,099,636
Senior Vice President, General	2014	465,282	42,979	233,676	121,744	230,675	28,600	106,119	1,229,075
Counsel and Secretary	2013	487,365	—	204,438	136,241	477,816	(17,000)	79,972	1,368,832
David J. LaGrand	2015	$ 420,240	$ 1,000,000	$ 157,557	$ 157,571	$ —	$ 212,500	$ 45,248	$ 1,993,116
Group President, Residential	2014	420,240	150,000	211,786	110,385	375,322	455,263	54,410	1,777,406
and Commercial HVAC									
Peter R. Segar	2015	$ 387,538	$ —	$ 145,269	$ 145,321	$ 1,850,819	—	$ 7,928	$ 2,536,875
Group President, Ergonomic &	2014	387,538	—	195,406	101,786	754,391	—	6,925	1,446,046
Productivity Solutions									

(1)   For 2014 and 2015, base salary for Messrs. Clarke, Hall and Donnelly were $955,000, $535,600 and $463,500, respectively. The difference between these base salary amounts and the amounts shown in the table for 2014 reflect a mid-year change in the Company's payroll cycle in fiscal year 2014.

For fiscal year 2013, includes a payment of $57,600 and $37,365 for Messrs. Hall and Donnelly, respectively, for accrued but unused vacation days as of December 31, 2013, which was a one-time payment applicable for Nortek, Inc. employees in connection with the transition to a new paid-time-off policy.

(2)   For fiscal year 2015, includes a cash retention bonus of $1,000,000 received by Mr. LaGrand pursuant to the Nordyne Retention Agreement. For fiscal year 2014, includes a cash retention bonus of $150,000 received by Mr. LaGrand pursuant to the Nordyne Retention Agreement. See "*Employment and Other Agreements*" below. For fiscal year 2014, represents a one-time bonus for Messrs. Clarke, Hall and Donnelly equal to the Cash Conversion Cycle incentive award that would have been paid had there not been an inventory accrual in preparation for changes in energy efficiency regulations impacting one of the Company's Business Segments. A discussion can be found in our proxy statement for the 2014 annual meeting of stockholders.

(3) The amounts shown represent the grant date fair value of the aggregate amount of stock awards for each, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, ("FASB ASC Topic 718"), in connection with time-vested granted under the 2009 Plan. Assumptions used in calculating these amounts are described in Note 12 to our audited financial statements for the fiscal year ended December 31, 2015, included in our Annual Report on Form 10-K. Additional information regarding the stock awards granted to our named executive officers during fiscal year 2015 is set forth in the Grants of Plan-Based Awards table.

(4) The amounts shown represent the grant date fair market value of the aggregate amount of all option awards for each year, in accordance with FASB ASC Topic 718, in connection with option awards made under the 2009 Plan. Assumptions used in calculating these amounts are described in Note 12 to our audited financial statements for the fiscal year ended December 31, 2015, included in our Annual Report on Form 10-K. Additional information regarding the option awards granted to our named executive officers during fiscal year 2015 is set forth in the Grants of Plan-Based Awards table.

(5) Reflects a cash incentive award earned for fiscal year 2015 by Messrs. Clarke, Hall, Donnelly, LaGrand and Segar under the 2015 Executive Plan or the 2015 Subsidiary Plan, as applicable. For Mr. Segar, also reflects a cash incentive bonus of $1,512,518 earned under the Ergotron Retention Plan. See "*Employment and Other Agreements*" below.

(6) For Messrs. Hall and Donnelly, the amounts shown represent the aggregate change in the present value of accumulated pension benefits during fiscal years 2015, 2014 and 2013 under the Nortek Retirement Plan. For Mr. LaGrand, the amount shown represents the aggregate change in the present value of his accumulated pension benefits during fiscal years 2015 and 2014 under the Nortek Retirement Plan and the Nordyne SERP. These changes for Messrs. Hall, Donnelly and LaGrand resulted from the passage of time and a change in assumptions (mortality and discount rate). See "*Pension Benefits for the Year Ended December 31, 2015*" below for more information.

(7) The following table sets forth the perquisites and other benefits we make available to our name executive officers and the cost to the Company for providing these perquisites during fiscal year 2015.

	Michael J. Clarke ($)	Almon C. Hall ($)	Kevin W. Donnelly ($)	David J. LaGrand ($)	Peter R. Segar ($)
Premiums for excess group term life insurance	4,356	8,382	4,356	1,980	690
Automobile use	25,955	30,000	36,000	24,578	—
Tax preparation services	24,570	3,750	—	—	—
Reimbursement of health-related costs	—	14,046	39,520	—	—
Country club dues and assessments	—	10,083	12,945	10,740	—
Total	54,881	66,261	92,821	37,298	690

(8) For fiscal year 2015, includes Company-paid matching contributions under the Company's 401(k) Plan of $7,950 for each for Messrs. Clarke, Hall, Donnelly and LaGrand; and $7,238 for Mr. Segar. Also includes for fiscal year 2015, Company-paid profit sharing contributions under the Company's 401(k) Plan of $6,500 for each for Messrs. Clarke, Hall and Donnelly. Messrs. LaGrand and Segar did not have a profit sharing allocation in 2015.

Grants of Plan-Based Awards in 2015 Table

Name	Type of Award (1)	Grant Date	Estimated Possible Payments Under Non-Equity Incentive Plan Awards(2) — Threshold ($)(3)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)(5)	Option Exercise Price ($)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Michael J. Clarke									
	STI	2/24/2015	-	1,002,750	2,005,500	-	-	-	-
	TRSA	2/24/2015	-	-	-	9,277	-	-	749,953
	NSO	2/24/2015	-	-	-	-	22,713	80.84	749,983
Almon C. Hall									
	STI	2/24/2015	-	428,480	856,960	-	-	-	-
	TRSA	2/24/2015	-	-	-	2,484	-	-	200,807
	NSO	2/24/2015	-	-	-	-	6,082	80.84	200,828
Kevin W. Donnelly									
	STI	2/24/2015	-	370,800	741,600	-	-	-	-
	TRSA	2/24/2015	-	-	-	2,150	-	-	173,806
	NSO	2/24/2015	-	-	-	-	5,263	80.84	173,784
David J. LaGrand									
	SSTI	2/24/2015	-	273,156	546,312	-	-	-	-
	TRSA	2/24/2015	-	-	-	1,949	-	-	157,557
	NSO	2/24/2015	-	-	-	-	4,772	80.84	157,571
Peter R. Segar									
	SSTI	2/24/2015	-	251,899	503,799	-	-	-	-
	TRSA	2/24/2015	-	-	-	1,797	-	-	145,269
	NSO	2/24/2015	-	-	-	-	4,401	80.84	145,321

(1) Type of Award:

   STI = Award under the 2015 Executive Plan
   SSTI = Award under the 2015 Subsidiary Plan
   NSO = Nonqualified Stock Option
   TRSA = Time-vesting Restricted Stock Award

(2) Represents awards under the 2015 Executive Plan for Messrs. Clarke, Hall and Donnelly and under the 2015 Subsidiary Plan for Messrs. LaGrand and Segar. The actual awards were finally certified by our Compensation Committee in February 2016. This table does not include awards made pursuant to the Ergotron Retention Plan. The amounts actually paid to our named executive officers in respect of these awards for 2015 are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table and are further described under "*Compensation, Discussion & Analysis - Annual Cash Incentive Compensation – Annual Cash Incentive Awards*" above.

(3) Pursuant to the 2015 Executive Plan and 2015 Subsidiary Plan, if Adjusted EBITDA is achieved between 100% and 80% of the Target Adjusted EBITDA Goal, the Adjusted EBITDA portion of the STI award is earned between 100% and 0% based on the linear interpolation for performance levels in between the specific goals. See "*Annual Cash Incentive Awards*" above.

(4) The shares of time-vested restricted stock granted to each named executive officer on February 24, 2015 vest at the rate of 33.3% on February 24 in each of 2016, 2017 and 2018. Unvested shares of the time-vested restricted stock vest in full upon a Change of Control (as defined under the 2009 Plan).

(5) The stock options granted on February 24, 2015, vest at the rate of 33.3% on February 24 in each of 2016, 2017 and 2018. The exercise price of $80.84 per share was the fair market value of a share of the Company common stock on February 24, 2015 and was the closing price on Nasdaq on such date. Such stock options vest in full upon a Change of Control (as defined under the 2009 Plan).

(6) The amounts shown represent the grant date fair value of time-vested restricted stock and stock options, calculated in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at December 31, 2015 Table

			Option Awards				Stock Awards			
Name	Type of Award (1)	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (3)	Market Value of Shares or Units of Stock That Have Not Vested($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)(5)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($)(7)
Michael J. Clarke	NSO	12/30/2011	160,000	40,000	$26.16	12/30/2021	—	—	—	—
	NSO	3/5/2013	14,234	7,118	$72.65	3/5/2023	—	—	—	—
	NSO	3/5/2014	5,966	11,934	$72.48	3/5/2024	—	—	—	—
	NSO	2/24/2015	—	22,713	$80.84	2/24/2025	—	—	—	—
	PRSA	8/7/2012	—	—	—	—	—	—	20,000	872,400
	PRSA	3/5/2013	—	—	—	—	—	—	3,128	136,443
	PRSA	3/5/2014							3,449	150,445
	TRSA	12/30/2011	—	—	—	—	10,000	436,200	—	—
	TRSA	3/5/2013	—	—	—	—	2,085	90,948	—	—
	TRSA	3/5/2014	—	—	—	—	4,598	200,565	—	—
	TRSA	2/24/2015	—	—	—	—	9,277	404,663	—	—
Almon C. Hall (8)	NSO	3/5/2013	3,700	1,851	$72.65	3/5/2023	—	—	—	—
	NSO	3/5/2014	1,597	3,196	$72.48	3/5/2024	—	—	—	—
	NSO	2/24/2015	—	6,082	$80.84	2/24/2025				
	PRSA	3/5/2013	—	—	—	—	—	—	813	35,463
	PRSA	3/5/2014	—	—	—	—	—	—	932	40,654
	TRSA	3/5/2013	—	—	—	—	542	23,642	—	—
	TRSA	3/5/2014	—	—	—	—	1,242	54,176	—	—
	TRSA	2/24/2015	—	—	—	—	2,484	108,352		
Kevin W. Donnelly	NSO	3/5/2013	3,202	1,602	$72.65	3/5/2023	—	—	—	—
	NSO	3/5/2014	1,382	2,766	$72.48	3/5/2024	—	—	—	—
	NSO	2/24/2015	—	5,263	$80.84	2/24/2025	—	—	—	—
	PRSA	3/5/2013	—	—	—	—	—	—	704	30,708
	PRSA	3/5/2014	—	—	—	—	—	—	806	35,158
	TRSA	3/5/2013	—	—	—	—	469	20,458	—	—
	TRSA	3/5/2014	—	—	—	—	1,075	46,892	—	—
	TRSA	2/24/2015	—	—	—	—	2,150	93,783	—	—
David J. LaGrand	ISO	12/17/2009	3,000	—	$17.50	12/17/2019	—	—	—	—
	NSO	3/9/2012	5,706	—	$34.20	3/9/2022	—	—	—	—
	NSO	3/5/2013	2,902	1,453	$72.65	3/5/2023	—	—	—	—
	NSO	3/5/2014	1,253	2,508	$72.48	3/5/2024	—	—	—	—
	NSO	2/24/2015	—	4,772	$80.84	2/24/2025	—	—	—	—
	PRSA	3/5/2013	—	—	—	—	—	—	638	27,830
	PRSA	3/5/2014	—	—	—	—	—	—	731	31,886
	TRSA	3/5/2013	—	—	—	—	426	18,582	—	—
	TRSA	3/5/2014	—	—	—	—	974	42,486	—	—
	TRSA	2/24/2015	—	—	—	—	1,949	85,015	—	—
Peter R. Segar	NSO	3/5/2014	1,156	2,312	$72.48	3/5/2024	—	—	—	—
	NSO	2/24/2015	—	4,401	$80.84	2/24/2025	—	—	—	—
	PRSA	3/5/2013	—	—	—	—	—	—	178	7,764
	PRSA	3/5/2014							674	29,400
	TRSA	3/5/2013	—	—	—	—	120	5,234	—	—
	TRSA	3/5/2014	—	—	—	—	899	39,214	—	—
	TRSA	2/24/2015	—	—	—	—	1,797	78,385		

(1) Type of Award:

ISO = Incentive Stock Option
NSO = Nonqualified Stock Option
PRSA = Performance-vesting Restricted Stock Award
TRSA = Time-vesting Restricted Stock Award

(2) Stock options granted on March 5, 2013, March 5, 2014 and February 24, 2015 vest at the rate of 33.3% on each annual anniversary of the grant date, subject to the named executive officer's continuous employment, beginning with the first anniversary of the grant date, with 100% vesting upon the third anniversary of the grant date. Stock options granted to Mr. Clarke on December 30, 2011 vest at the rate of 20% on each annual anniversary of the grant dated, subject to Mr. Clarke's continuous employment, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date.

(3) Shares of time-vested restricted stock granted October 16, 2012, March 5, 2013, March 5, 2014 and February 24, 2015 vest at the rate of 33.3% on each of the first three anniversaries of such grant date, subject to the named executive officer's continuous employment through such date. Shares of time-vested restricted stock granted to Michael Clarke on December 30, 2011 vest at the rate of 20% on December 30 on each of the first five anniversaries of the grant date through December 2016. Shares of time-vested restricted stock that have not vested prior to a Change of Control (as defined in the 2009 Plan) fully vest upon a Change of Control.

(4) The amounts shown are based on the Nasdaq closing price of our common stock on December 31, 2015, which was $43.62.

(5) The performance-vested restricted stock granted in 2013 and 2014 vest in full upon the achievement of the cumulative Restricted Stock Adjusted EBITDA targets, subject to such executive remaining continuously employed through the performance evaluation period.

Shares of performance-vested restricted stock granted to Mr. Clarke in 2011 vest in five equal 20% annual installments, subject to the attainment of the Clarke Restricted Stock Adjusted EBITDA Targets for each of fiscal years 2012, 2013, 2014, 2015 and 2016 and further subject to Mr. Clarke remaining continuously employed through such fiscal year. Because the grant date for these awards and the grant date for awards to our other named executive officers in 2012 (which, for accounting purposes, is the measurement date) could not be determined until all of the key provisions underlying these grants were known, including, for example, the definition of Adjusted EBITDA and the Adjusted EBITDA targets to be met for vesting purposes, the grant date for these awards is August 7, 2012.

Fifty percent (50%) of such shares of performance-vested restricted stock that have not vested prior to a Change of Control (as defined under the 2009 Plan) vest upon a Change of Control.

(6) Represents the "threshold" number of performance-vested shares of restricted stock granted under the 2009 Plan, except for performance-vested shares of restricted stock granted to Mr. Clarke in 2011. Represents the "target" number of performance-vested restricted stock for Mr. Clarke's 2011 award, based upon the achievement in fiscal year 2014 of performance goals between threshold and target levels established under such award agreement.

(7) Based upon the Nasdaq closing price of our common stock on December 31, 2015, which was $43.62.

(8) Effective December 31, 2015, Mr. Hall resigned as our CFO. See "*Potential Payments upon Termination of Employment or Change in Control,*" for a description of Mr. Hall's termination payments.

Option Exercises and Stock Vesting During the Year Ended December 31, 2015

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)(2)**	**Value Realized on Vesting ($)(3)**
Michael J. Clarke	—	—	14,384	812,285
Almon C. Hall	13,348	811,619	1,923	163,169
Kevin W. Donnelly	2,099	107,637	1,665	141,278
David J. LaGrand	—	—	1,509	128,041
Peter R. Segar	—	—	645	52,756

(1) Represents the aggregate dollar amount realized by the named executive officer computed by multiplying the number of shares acquired at any time upon exercise of an option by the difference between the market value of a share of the Company common stock at such time as traded on Nasdaq, and the exercise or base price of such option.

(2) Includes one-third of time-vested awards granted in 2012, 2013 and 2014. Cumulative Adjusted EBITDA targets for fiscal years 2013, 2014 and 2015 in connection with the 2013 performance-vested restricted stock awards were not attained and therefore no shares vested thereunder. Adjusted EBITDA targets for 2015 in connection with the performance vested restricted stock award made to Mr. Clarke for the 2012-2016 period were not attained and therefore no shares vested for the 2015 period. These awards are reflected as outstanding as of December 31, 2015 in the "*Outstanding Equity Awards at December 31, 2015 Table*" above. See "*2013 Performance-Vested Restricted Stock Awards*" and "*Equity-Based Compensation for Mr. Clarke*" above.

(3) Represents the aggregate dollar amount realized by the named executive officer computed by multiplying the number of shares vested by the market value of a share of the Company common stock at such time as traded on Nasdaq.

Pension Benefits for the Year Ended December 31, 2015

Nortek, Inc. Retirement Plan

Messrs. Hall, Donnelly and LaGrand are the only named executive officers that participate in the Nortek Retirement Plan. The following table provides the required benefit information for Messrs. Hall, Donnelly and LaGrand under the Nortek Retirement Plan for the year ended December 31, 2015.

Name	**Number Years of Credited Service (1)**	**Present Value of Accrued Benefit ($)**	**Payments During Last Fiscal Year ($)**
Almon C. Hall	19	762,403	44,070
Kevin W. Donnelly	8	202,038	0
David J. LaGrand	8	104,277	0

(1) Messrs. Donnelly and LaGrand have been employed by the Company for 28 and 27 years, respectively. Until his resignation on December 31, 2015, Mr. Hall had been employed by the Company for 39 years. As described in greater detail below, the difference between their years of credited service under the Nortek Retirement Plan and their actual years of service with the Company is a result of the freezing of the Nortek Retirement Plan. This difference does not result in any augmentation of benefits.

Annual benefit accruals under the Nortek Retirement Plan ceased effective December 31, 1995. All plan participants, including those identified above, became 100% vested on that date. Retirement benefits were calculated using final average earnings and credited service according to the plan's benefit formula as of the benefit freeze date.

The estimated present value of each participant's accrued benefit was determined as of December 31, 2015 based on a discount rate of 3.85% and mortality according to 115% of the RP-2014 Mortality Table adjusted with the MP-2015 scale (sex distinct). These assumptions are the same as those used for fiscal year 2015 financial statement reporting purposes and represent a change from the prior year. The Nortek Retirement Plan does not offer a lump sum payment option for any of the participants identified above. Although the normal retirement age under the Nortek Retirement Plan is age 65, the terms of the plan allow active participants who have attained at least age 62 to collect pension benefits without ceasing employment with the Company, in which case, benefits may be subject to reduction.

The benefit payable to a participant at normal retirement equals the accrued benefit as of December 31, 1995 and will be payable as a joint and 50% survivor annuity in the case of a married employee and as a single-line annuity in the case of an unmarried employee. Messrs. Donnelly and LaGrand are entitled to be paid an annual benefit of $17,343 and $8,727 respectively, as a single life annuity beginning at age 65. The normal form of payment for married payments is an actuarially reduced 50% joint & survivor annuity. Optional forms of payment include actuarially adjusted joint & survivor benefits (50%, 66 2/3%, 75%, and 100%) and a ten-year certain and continuous annuity.

The estimated annual 50% joint & survivor annuities payable to Messrs. Donnelly and LaGrand are detailed below (estimates are based on spouses' actual dates of birth):

Name	Annual Accrued Benefit Payable at Age 65 50% Joint & Survivor
Kevin W. Donnelly	$15,574
David J. LaGrand	$7,875

As Mr. Hall had reached normal retirement age under the plan, he commenced a monthly pension benefit of $3,672.51 on September 1, 2014 in the form of a 100% J&S annuity with his spouse as beneficiary.

The gross change in the present value of each participant's estimated benefit is attributable to the passage of time as well as changes to both the discount rate and mortality assumption. The impact of each change is summarized below.

Name	Change Due to Passage of Time	Change Due to Discount Rate	Change Due to Mortality Table
Almon C. Hall	$11,000	$(15,200)	$(7,600)
Kevin W. Donnelly	$8,100	$(8,200)	$(1,800)
David J. LaGrand	$4,400	$(7,600)	$(1,000)

Reduced early retirement benefits are available to plan participants who have attained age 55 with at least five (5) years of vesting service. Accrued benefits are reduced by 1/180th for each of the first sixty (60) months a participant's early retirement age precedes age 65 and by 1/360th for each additional month in excess of sixty (60) months. Messrs. Donnelly and LaGrand are currently eligible for early retirement under the Nortek Retirement Plan.

Nordyne Supplemental Executive Retirement Plan

Mr. LaGrand is the only named executive officer that participates in the Nordyne SERP. The following table provides the required benefit information for Mr. LaGrand under the Nordyne SERP for the year ended December 31, 2015:

Name	Number Years of Service	Present Value of Accrued Benefit	Payments During Last Fiscal Year
David J. LaGrand	27	$1,396,677	0

The estimated present value of Mr. LaGrand's accrued benefit was determined as of December 31, 2015 based on a discount rate of 3.85% and mortality according to 115% of the RP-2014 Mortality Table adjusted with MP-2015 scale (sex distinct).

The Nordyne SERP provides supplemental retirement benefits as an excess benefit plan for plan participants. Upon retirement, Mr. LaGrand will receive a normal retirement benefit (as defined in the Nordyne SERP), on a monthly basis, equal to one-twelfth of an applicable percentage of his eligible compensation (which is the highest average annual compensation received for any consecutive three year period, counting base salary and 50% of bonuses in a given year), multiplied by his years of service (generally less any monthly amounts payable to him under any qualified retirement plans). The Nordyne SERP provides Mr. LaGrand will be vested and entitled to receive benefits under the plan if he accumulates ten years of service by the retirement age of 65. A participant who ceases to be an employee without becoming vested forfeits all right under the Nordyne SERP. In addition, a participant becomes fully vested in the event of death or disability. Mr. LaGrand has accumulated 27 years of service and is fully vested under the Nordyne SERP.

The gross change in the present value of Mr. LaGrand's estimated benefit is attributable to the passage of time as well as changes to both the discount rate and mortality assumption. The impact of each change is summarized below.

Name	Change Due to Passage of Time (1)	Change Due to Discount Rate	Change Due to Mortality Table
David J. LaGrand	$331,700	$(102,200)	$(12,800)

_____

(1)   Change due to passage of time is attributable to (a) an increase of $284,100 in the present value of total accumulated benefits as a result of an increase in Mr. LaGrand's eligible compensation under the Nordyne SERP and the number of years of service by which his eligible compensation is multiplied to determine his retirement benefit under such plan and (b) an increase of $47,600 of present value of total accumulated benefits as a result of a reduction in the discount period.

Non-qualified Defined Contribution Pension Plans

None of the named executive officers participated in a non-qualified defined contribution pension during the 2015 fiscal year and the Company did not maintain any such plan during the 2015 fiscal year.

Employment and Other Agreements

Employment Agreement of Michael J. Clarke

Mr. Clarke's employment agreement, effective December 30, 2011, provides for an initial term of three years, subject to automatic one year renewals thereafter unless terminated by the Company or Mr. Clarke in accordance with the terms of the employment agreement. Pursuant to the terms of his employment agreement, Mr. Clarke is entitled to receive an annual base salary of $925,000 and is eligible for an annual bonus based on the achievement of performance objectives established by the Board or the Compensation Committee. The target amount of the annual bonus is 105% of Mr. Clarke's base salary.

If Mr. Clarke's employment is terminated by the Company without "cause" or by him for "good reason" (each as defined in his agreement), Mr. Clarke will be entitled to receive, subject to the execution of a release of claims and continued compliance with the restrictive covenants contained in Mr. Clarke's employment agreement, base salary and medical benefit continuation (subject to certain conditions) for twenty-four and eighteen months, respectively. If Mr. Clarke's employment is terminated due to his death or disability (as defined in his employment agreement), he will be entitled to a pro-rata bonus for the year in which such termination occurs, determined based on actual performance. Mr. Clarke will be subject to non-competition and non-solicitation restrictions for a period of twenty-four months following the termination of his employment. See "*Potential Payments upon Termination of Employment or Change in Control*" below.

Amended Employment Agreement of Kevin W. Donnelly

Mr. Donnelly's employment agreement, dated August 27, 2004, was amended effective December 17, 2009 in connection with the Company's emergence from bankruptcy and approved by the United States Bankruptcy Court for the District of Delaware. The amended employment agreement remains effective until the termination of Mr. Donnelly's employment. The amended employment agreement provides that Mr. Donnelly will serve as Vice President, General Counsel and Secretary of the Company.

The amended employment agreement provides that Mr. Donnelly's annual base salary will be not less than $375,000, subject to upward adjustments to be approved by the CEO. Mr. Donnelly is also eligible for incentive compensation in each year of the employment period as recommended by the CEO and approved by the Compensation Committee or the Board. Mr. Donnelly is also entitled to reimbursement of the costs associated with one country club and one automobile for personal and business use. In accordance with requirements under the amended employment agreement, on the third anniversary of the Company's emergence from bankruptcy, which occurred on December 17, 2012, the Company made a lump-sum payment of $876,824 to Mr. Donnelly in lieu of any lifetime medical coverage which would have been due under the agreement, with a "gross-up" for all applicable taxes in the amount of $646,763.

Under Mr. Donnelly's amended employment agreement, if his employment is terminated by (i) the Company without "cause," (ii) the executive for "good reason," or (iii) as a result of his death or disability (each as defined in the amended employment agreement), then the Company is obligated to provide Mr. Donnelly or, in the event of death, his designated beneficiary or estate, severance pay and other specified benefits and perquisites, including long-term disability insurance, for a period of two years from the date of termination. Under the employment agreement, severance pay for Mr. Donnelly is equal to his annual salary as of the date of termination plus the highest amount of bonus, or incentive compensation (exclusive of the Company's 1999 Equity Performance Plan) paid or payable in cash to Mr. Donnelly in any one of the three calendar years immediately prior to the completion of the 2004 transaction involving Thomas H. Lee Partners, L.P. (the "THL Transaction") or, if higher, the three calendar years immediately prior to such termination.

If it is determined that any payment or benefit provided by the Company to Mr. Donnelly under his amended employment agreement or any other agreement or plan is subject to the 20% excise tax imposed by Section 4999 of the Code, the Company is required to make an additional lump-sum "gross-up" payment to Mr. Donnelly sufficient, after giving effect to all federal, state and other taxes and charges with respect to that payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.

Under the amended agreement, Mr. Donnelly will be subject to non-competition and non-solicitation restrictions for either (i) a period of 12 months upon his termination by the Company without cause or by him without good reason or (ii) for a period of 24 months upon his termination by the Company with cause, by him with good reason or termination by disability. See "*Potential Payments upon Termination of Employment or Change in Control*" below.

Transition Employment and Separation Agreement of Almon C. Hall

On May 18, 2015, Mr. Hall announced his retirement and resigned from his position as Senior Vice President and Chief Financial Officer of the Company, effective as of December 31, 2015. Mr. Hall and the Company entered into a mutual Transition Employment and Separation Agreement for Mr. Hall's continued service as the Chief Financial Officer or to provide advisory and other services, as applicable, through December 31, 2015 (the "Separation Date"). Previously, Mr. Hall had an employment agreement with the Company on substantially similar terms as Mr. Donnelly's employment agreement described above, which was superseded by the Transition Employment and Separation Agreement.

Mr. Hall's compensation, benefits, standard reimbursements and perquisites continued through December 31, 2015. Mr. Hall remained eligible for an award under the 2015 Executive Plan if the Company met the performance goals stated in the 2015 Executive Plan. Based on 2015 performance, Mr. Hall received an award of $211,669 pursuant to the 2015 Executive Plan. Pursuant to the agreement, Mr. Hall also remains eligible for vesting of outstanding equity awards through March 31, 2016 and for health care continuation through 2017. Mr. Hall will receive an amount equal to two years' base salary and two times his 2003 bonus, which is what Mr. Hall would have received had his employment been terminated by the Company without cause under his employment agreement. Such amounts will be paid in equal installments during the two year period following the Separation Date. Mr. Hall will also continue to participate in the Company's accident, disability and life insurance plans at the same levels he had during 2015 for two years following the Separation Date. As part of the agreement, and subject to certain conditions, Mr. Hall agreed to a release of claims against the Company and to certain non-compete provisions.

Nordyne Retention Agreement with David J. LaGrand

Mr. LaGrand entered into a retention agreement with the Company's subsidiary Nortek Global HVAC, LLC (formerly known as Nordyne LLC) on March 9, 2010 (the "Nordyne Retention Agreement"). Under the Nordyne Retention Agreement, Mr. LaGrand received a cash retention bonus of $1,000,000, which was payable after a period of five years ending on March 9, 2015, in addition to retention bonus payments of $150,000 paid to Mr. LaGrand in each of 2013 and 2014. The Nordyne Retention Agreement provides that Mr. LaGrand will be subject to non-solicitation restrictions for a period of 24 months upon his termination of employment. See "*Potential Payments upon Termination of Employment or Change in Control*" below.

Ergotron Retention Plan

The Ergotron Retention Plan provides an annual cash incentive bonus opportunity from fiscal 2011 through fiscal year 2015 to certain participants upon the achievement of pre-established Actual EBITDA targets for Ergotron. If Mr. Segar's employment is terminated (for any reason other than for cause) after the performance year in which a bonus payment is earned, he is entitled to payment of such bonus amount. If after June 30 of a performance year Mr. Segar's employment is terminated by the Company without cause or by reason of death or disability, Mr. Segar is entitled to a pro rata share of his percentage interest based on a daily calculation for the number of days prior to his termination.

Pursuant to the Ergotron Retention Plan, if Mr. Segar is terminated without cause or he resigns for good reason, he will be entitled to severance payments equal to (i) his annual base salary then in effect and (ii) the average of the annual bonuses paid to Mr. Segar during the two calendar years prior to such termination (excluding any bonuses paid under the Ergotron Retention Plan), each of which will be paid in equal installments for 12 months after his termination date. Additionally, in the event of a change of control of Ergotron, Inc. on or prior to December 31, 2015, Mr. Segar would have received a pro rata portion of the aggregate bonus pool, based on the number of whole years completed from and after January 1, 2011 (i.e. after 2 years, 40%; after 3 years, 60%; after 4 years, 80%) if cumulative Actual EBITDA equaled or exceeded certain targets. See "*Potential Payments upon Termination of Employment or Change in Control*" below.

In consideration of the Ergotron Retention Plan, Mr. Segar entered into a separate non-disclosure, non-solicitation and non-competition agreement. Under such agreement, Mr. Segar is subject to non-competition and non-solicitation restrictions for a period (whichever is later) of 12 months following the termination of his employment or 24 months after Mr. Segar receives the last payment under the Ergotron Retention Plan.

Potential Payments upon Termination of Employment or Change in Control

As described above, each of our named executive officers has an employment or other agreement pursuant to which he is entitled to certain benefits upon a change of control of the Company, or in the event his employment is terminated with or without cause, as result of resignation for good reason, or due to disability or death. For additional information, see "*Employment and Other Agreements*" above.

Under the terms of award agreements relating to performance-vested restricted stock awards made under the 2009 Plan to each of our named executive officers, 50% of such awards vest immediately upon a change of control. Under the terms of award agreements relating to time-vested restricted stock and option awards made under the 2009 Plan to each of our named executive officers, 100% of such awards vest immediately upon a change of control. See "*Equity-Based Compensation*" above. The Company may also elect to pay toward required COBRA continuation premiums for the severance period for each named executive officer.

Other than with respect to Mr. Hall, who left the Company effective December 31, 2015, the following table describes the potential payments and benefits to each of the named executive officers listed below following a termination of employment for cause, a termination without cause or due to disability or death, resignation for good reason, or upon a change of control, occurring hypothetically in each case on December 31, 2015. The closing market price of a share of the Company's common stock on December 31, 2015 was $43.62, as quoted on Nasdaq as the closing price at the end of trading.

Other than with respect to Mr. Hall, actual amounts payable to each named executive officer upon termination of employment can only be determined definitively at the time of each executive's actual departure and actual amounts that are payable upon a change in control can only be definitively determined at the time of such transaction (if one were to occur). In addition to the amounts shown in the table below, each executive would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred. For information relating to compensation earned in 2015 by each of the named executive officers, see "*Summary Compensation Table*" above. In addition to the amounts included in the table below, Mr. Donnelly and Mr. LaGrand would be entitled to benefits under the Nortek Retirement Plan, and Mr. LaGrand would also be entitled to benefits under the Nordyne SERP, in each case, pursuant to the terms of the applicable plan. For additional information, see "*Pension Benefits for the Year Ended December 31, 2015*" above.

Name	Benefits	Termination Upon Death or Disability ($)	Termination Without Cause or for Good Reason ($)	Change of Control $
Michael J. Clarke	Base Salary	—	1,910,000(1)	—
	Bonus	—	—	—
	Healthcare benefits	—	17,616(2)	—
	Insurance Benefits, Other Perquisites	600,000(3)	—	—
	Market Value of Awards Vesting	300,869(4)	0(5)	3,276,887(6)
	Total	**900,869**	**1,927,616**	**3,276,887**
Kevin W. Donnelly	Base Salary	927,000(1)	927,000(1)	—
	Bonus	1,067,580(7)	1,067,580(7)	—
	Healthcare benefits	—	—	—
	Insurance Benefits, Other Perquisites	611,952(3)	11,952(3)	—
	Market Value of Awards Vesting	70,315(4)	0(5)	292,821(6)
	Total	**2,676,847**	**2,006,532**	**292,821**
David J. LaGrand	Base Salary	—	—	—
	Bonus	—	—	—
	Healthcare benefits	—	—	—
	Insurance Benefits, Other Perquisites	—	—	—
	Market Value of Awards Vesting	63,751(4)	0(5)	265,493(6)
	Total	**63,751**	**0**	**265,493**
Peter R. Segar	Base Salary	—	387,538(8)	—
	Bonus	1,512,518(9)	1,852,975(10)	—
	Healthcare benefits	—	—	—
	Insurance Benefits, Other Perquisites	—	—	—
	Market Value of Awards Vesting	58,800(4)	0(5)	197,162(6)
	Total	**1,571,318**	**2,240,513**	**197,162**

(1)   Represents base salary payable over 24 months.

(2)   Represents the premium cost of 18 months of COBRA continuation coverage under the Company's health insurance benefits for Mr. Clarke.

(3)   For Messrs. Clarke and Donnelly, in the event of death, includes a maximum of $600,000 payable upon death under basic group term life insurance, which is available to all full-time employees of Nortek at two times base salary. For Mr. Donnelly, in the event of disability, or termination without cause or resignation for good reason, includes costs of continued coverage under disability, accident and life insurance plans, in each case for two years following termination.

(4)   Performance-based stock granted in 2014 under the 2009 Plan vests 50% upon death or disability.

(5)   Pursuant to the terms of the award agreements for performance-based shares of restricted stock granted in 2014, in the event employment is terminated without cause during fiscal year 2015, two-thirds of the shares granted to each participant are eligible to vest based upon the Company's achievement of Adjusted EBITDA goals for fiscal years 2014 and 2015 under such awards. Based upon the Adjusted EBITDA results for fiscal years 2014 and 2015, no award would have vested upon termination.

(6)   Represents the fair market value of stock options (assuming such stock options were "cashed-out") and restricted shares that vest on a change in control, determined using a per-share price of $43.62, the closing market price of a share of the Company's common stock on December 31, 2015 as quoted on Nasdaq.

The following table sets forth the options granted at exercise prices exceeding $43.62 (the closing price of a share of the Company's common stock on December 31, 2015) held by each named executive officer (other than Mr. Hall) on December 31, 2015. No amount has been reported for these options:

	Grant date	Unvested Options	Exercise Price ($)
Michael J. Clarke			
	2/24/2015	22,713	80.84
	3/5/2014	11,934	72.48
	3/5/2013	7,118	72.65
Kevin W. Donnelly			
	2/24/2015	5,263	80.84
	3/5/2014	2,766	72.48
	3/5/2013	1,602	72.65
David J. LaGrand			
	2/24/2015	4,772	80.84
	3/5/2014	2,508	72.48
	3/5/2013	1,453	72.65
Peter R. Segar			
	2/24/2015	4,401	80.84
	3/5/2014	2,312	72.48

(7)   Represents two annual payments equal to the highest amount of bonus or incentive compensation paid to the executive officer with respect to any of the three calendar years prior to the date of termination or, if higher, the three calendar years prior to the THL Transaction.

(8)   Represents Mr. Segar's base salary payable over 12 months.

(9)   Represents payment of Mr. Segar's bonus in respect of fiscal year 2015 under the Ergotron Retention Plan. If termination occurs after June 30, Mr. Segar would receive his pro rata share of his percentage interest in such amount based on a per diem calculation for the number of days of such year prior to termination.

(10)   Represents payment of Mr. Segar's bonus in respect of fiscal year 2015 under the Ergotron Retention Plan, plus an amount equal to the average of the annual bonuses paid to Mr. Segar during the previous two calendar years (other than bonuses under the Ergotron Retention Plan). If termination occurs after June 30, Mr. Segar would receive his pro rata share of his percentage interest in his bonus in respect of fiscal year 2015 under the Ergotron Retention Plan based on a per diem calculation for the number of days of such year prior to termination.

In connection with the receipt of an unsolicited proposal to acquire the Company, the Compensation Committee approved the compensation arrangements listed below for employees of the Company and its subsidiaries, all of which would have taken effect in the event that a Change of Control (as defined in the 2009 Plan) occurred prior to February 28, 2016. Since a Change of Control did not occur prior to February 28, 2016, none of these compensation arrangements were triggered.

- Formalized severance benefits for eligible U.S. employees of the Company and its subsidiaries whose employment was terminated without Cause (as defined in the 2009 Plan) or who resigned due to "Good Reason" (as defined by the Compensation Committee) following a Change of Control, including the following payments and benefits applicable to Mr. LaGrand: payment of cash severance equal to 12 months' cash base salary, subsidized COBRA continuation coverage and outplacement services. Severance benefits for Messrs. Clarke, Donnelly and Segar would be in accordance with their existing agreements. See "*Employment and Other Agreements*" above.

- A retention bonus program for full-time permanent employees of the Company (excluding the Company's CEO and CFO and excluding any employees at subsidiaries of the Company) pursuant to which Mr. Donnelly would have been eligible to receive a cash award equal to 50% of his annual base salary as of the date on which he executed a participation agreement, subject to continued employment for six months following a Change of Control or an earlier termination of his employment by the Company without Cause (as defined in the 2009 Plan) or by him for "Good Reason" following a Change of Control but prior to such retention date.

- Revisions to the 2015 Executive Plan and 2015 Subsidiary Plan, such that, in the event a Change of Control occurred prior to the earlier of (x) the date that the Compensation Committee is able to certify whether and to what extent the applicable performance goals have been satisfied thereunder and (y) February 28, 2016, to provide that, among other things, (i) the determination of actual performance would be made by the Compensation Committee based on forecast data in the absence of 2015 audited financial statements; (ii) in the case of the 2015 Executive Plan, awards would become vested at the greater of target (that is, calculated based on Target Adjusted EBITDA, Target Revenue and Target AWCAPNS) and actual performance at the time of a Change of Control, and in the case of the 2015 Subsidiary Plan awards would become vested based on actual performance at the time of a Change of Control, except that the Company Adjusted EBITDA component of awards would be deemed achieved at the greater of target and actual performance; and (iii) following a Change of Control, the amount of the vested awards would not be forfeited in certain terminations of employment.

As discussed under "*Transition Employment and Separation Agreement of Almon C. Hall*" above, on May 18, 2015, Mr. Hall announced his retirement and resigned from his position as Senior Vice President and Chief Financial Officer of the Company, effective December 31, 2015. Pursuant to the Transition Employment and Separation Agreement for Mr. Hall's continued service as the Chief Financial Officer or to provide advisory and other services, as applicable, through December 31, 2015 (the "Separation Date"), at which time Mr. Hall's prior employment agreement was terminated. Upon termination of Mr. Hall's employment effective December 31, 2015, Mr. Hall is entitled to the following: (1) two years' base salary equal to $1,071,200 payable in equal installments from the Separation Date, (2) two times his 2003 bonus equal to $1,450,000 payable in equal installments from the Separation Date, (3) $ 211,669 pursuant to the 2015 Executive Plan, (4) health care continuation through 2017, valued at $41,756, and (5) insurance benefits, and other perquisites of $12,915, consisting of participation in the Company's accident, disability and life insurance plans at the same levels he had during 2015 for two years following the Separation Date. Mr. Hall is also eligible for vesting of outstanding awards through March 31, 2016 and for health care continuation through 2017. Based upon the Adjusted EBITDA results for fiscal years 2014 and 2015, the 2014 performance-based restricted stock grant has not vested. Cumulative Adjusted EBITDA targets for fiscal years 2013 through 2015 in connection with the 2013 performance-vested restricted stock awards were not achieved and therefore no shares vested to Mr. Hall thereunder. See "*2013 Performance-Vested Restricted Stock Awards*" above. In addition, Mr. Hall is entitled to benefits under the Nortek Retirement Plan.

PROPOSAL 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2016

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accountants for its 2016 fiscal year. The Audit Committee and the Board seek to have the stockholders ratify the Audit Committee's appointment. We expect representatives of Ernst & Young LLP will be present at the Annual Meeting and have the opportunity to make a statement and respond to appropriate questions. If the appointment of Ernst & Young LLP is not ratified by the stockholders, the Audit Committee may appoint another independent registered public accounting firm or may decide to maintain its appointment of Ernst & Young LLP.

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2016

AUDIT COMMITTEE MATTERS

Audit Committee Report

This report is furnished by the Company's Audit Committee with respect to the Company's financial statements for fiscal year 2015.

The Company's management is responsible for the preparation and presentation of complete and accurate financial statements. The independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing a report on its audit. The Audit Committee oversees and monitors the Company's management and the independent registered public accounting firm throughout the financial reporting process.

In performing its oversight role, the Audit Committee has reviewed and discussed with management of the Company the Company's audited financial statements for fiscal year 2015. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by PCAOB Auditing Standard No. 16, Communications with Audit Committees, as in effect for the Company's fiscal year 2015. The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP as required by applicable requirements of the PCAOB regarding their communication with the Audit Committee concerning independence, and has discussed with them their independence from the Company. The Committee also has considered whether, and to what extent, if any, the fact that Ernst & Young LLP may, from time-to-time, provide non-audit services to the Company, is compatible with maintaining the auditors' independence and has discussed this with Ernst & Young LLP.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements for fiscal year 2015 be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 for filing with the SEC.

Submitted by the Audit Committee

Chris A. McWilton, Chair
Jeffrey C. Bloomberg
John T. Coleman
Thomas A. Keenan

Independent Registered Public Accounting Firm

Ernst & Young LLP served as the Company's independent registered public accounting firm for fiscal year 2015. Fees (including reimbursements for out-of-pocket expenses) paid to Ernst & Young LLP for services in fiscal years 2015 and 2014 were as follows:

	2014	2015
Audit Fees	$5,585,000	$5,397,000
Audit-Related Fees(1)	722,000	244,000
Tax Fees(2)	122,300	152,000
All Other Fees	—	—

(1)   Amount includes fees for services related to audits of certain of our employee benefit plans, accounting consultations, fees for due diligence services.

(2)   Amount includes fees for tax services related to tax compliance, tax planning and tax advice, including preparation of international tax returns and foreign country tax planning. Tax compliance services accounted for $38,000 and $150,000 of the amount in fiscal years 2015 and 2014, respectively.

The amounts reported as audit fees are based on fees, including out-of-pocket expenses, for the respective year's audit and related quarterly reviews irrespective of the period in which the related services are rendered or billed. The amounts reported as audit-related, tax and all other fees are based on fees billed, including out-of-pocket expenses, for services rendered during the respective fiscal year, even if the auditor did not bill the Company for those services until after year-end. The Audit Committee considered the compatibility of non-audit services by Ernst & Young LLP with the maintenance of that firm's independence and determined, in each case, that at all times, Ernst & Young LLP remained independent.

Audit Committee Pre-Approval Policy

The Audit Committee approves all engagements of the independent registered public accounting firm in advance including approval of the related fees. The Audit Committee approves an annual budget (and may from time to time approve amendments), which specifies projects and the approved levels of fees for each. All audit and non-audit services provided by the independent registered public accounting firm must be approved by the Audit Committee, through its Chairman, other than non-audit services subject to the de minimis exception set forth in Section 10A of the Exchange Act.

EQUITY COMPENSATION PLAN INFORMATION

The table below provides information about shares of our common stock that may be issued under our equity compensation plans. All outstanding awards relate to shares of our common stock. Information is as of December 31, 2015, unless otherwise indicated.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(1)
Equity compensation plans approved by security holders	591,514(2)	$48.57	1,026,020
Equity compensation plans not approved by security holders	—	N/A	—

(1)   The number of securities remaining for future issuance under our equity compensation plans may be issued as incentive stock options, nonstatutory stock awards, other stock-based awards and performance-based compensation awards. All of the securities remaining for future issuance under our equity compensation plans may be issued as incentive stock options.

(2)   Consists of 37,250 incentive stock options and 554,264 non-qualified stock options issued pursuant to our equity compensation plans.

**PROPOSAL 3: APPROVAL OF THE 2009 OMNIBUS INCENTIVE PLAN,
AS AMENDED AND RESTATED, INCLUDING THE AUTHORIZATION OF THE ISSUANCE OF
ADDITIONAL SHARES THEREUNDER**

The Board is proposing for stockholder approval amendments to the Nortek, Inc. 2009 Omnibus Incentive Plan, as Amended and Restated (the "Plan"). The Company's stockholder's last approved amendments to the Plan at the 2012 Annual Meeting.

On March 24, 2016, the Board, upon the recommendation of the Compensation Committee, adopted amendments to the Plan, which are reflected in the text of the Plan that is attached to this Proxy Statement as Appendix B, subject to stockholder approval at the 2016 Annual Meeting. These amendments to the Plan principally serve to:

• Increase by 500,000 the number of shares of our common stock available for issuance under the Plan;

• Extend the term of the Plan to March 24, 2026; and

• Effect various technical revisions and improvements.

Prior to implementing the foregoing amendments, the Plan authorizes the issuance of up to 2,885,907 shares of our common stock. As of March 4, 2016, there were 1,234,550 shares subject to outstanding awards and 648,352 shares available for future issuance under the Plan. If the amendments to the Plan are approved by our stockholders, the number of shares of our common stock authorized for issuance under it will be increased by 500,000 shares.

In addition, approval of the Plan is intended to constitute approval of the material terms of the performance goals under the Plan for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

If approved, the Plan will be effective as of the date of the Annual Meeting and will expire on March 24, 2026. If the Company's shareholders do not approve the Plan, then the terms, conditions and current share reserve of the Plan will continue in effect, but we may not have a sufficient number of shares available for grants under the Plan, and Plan will expire on December 17, 2019.

Reasons for the Proposal

The Board and the Compensation Committee believe there are an insufficient number of shares remaining for grants under the Plan to accomplish the compensation objectives of the Company. As further discussed under the heading "Compensation Discussion and Analysis" included elsewhere in this proxy statement, the equity-based compensation portion of our compensation program is designed to reward our named executive officers and motivate their performance in the long-term, which the Board believes will have a long-term impact on increasing stockholder value. The Board and the Compensation Committee believe that equity incentives are necessary to remain competitive in the marketplace for key employees and provide an important link between compensation and increases in stockholder value. The proposed share increase will help us achieve long-term success, increase stockholder value, align the interests of our employees and stockholders and promote a culture of Company ownership for executives as well as employees.

The Board of Directors and the Compensation Committee believe that an additional 500,000 shares is an appropriate number of shares that will enable us to continue to grant equity as a portion of employee compensation.

Key Plan Attributes

The Plan contains several features designed to protect shareholder interests and to reflect our compensation principles and practices, including:

• Sets a fixed number of shares authorized for issuance, requiring stockholder approval for any increases

• No "evergreen" share provisions

- No granting of discounted options or SARs

- Limits on size of individual grants

- No award repricing without stockholder approval

- Requires that stock options and stock appreciation rights must be granted with an exercise or base price of at least 100% of the fair market value of the underlying shares on the grant date

- No liberal share counting or "recycling" of shares that have been used for certain net withholding or to net exercise

- No excise tax-gross ups on change in control

Information about Burn Rate

The following table sets forth information regarding equity awards granted, the burn rate for each of the last three fiscal years, and the average burn rate over the last three years under the Plan. The burn rate for each fiscal year is the quotient of (1) the sum of shares of common stock underlying (a) all stocks options granted and (b) all restricted stock awards granted, divided by (2) the weighted average number of shares of common stock outstanding at the end of such year. For additional information regarding these types of equity grants, see "*Compensation Discussion and Analysis*" above.

	Year Ended December 31			3-Year Average
	2015	2014	2013	—
Equity Awards Granted at Fiscal Year End	—	—	—	—
Stock Options (granted)	136,985	75,780	85,930	—
Restricted Stock Awards (granted)	69,076	157,932	149,483	—
Total Equity Awards	206,061	233,712	235,413	—
Weighted Average Common Stock Outstanding	15,943,527	15,635,710	15,371,932	—
Burn Rate	1.29%	1.49%	1.53%	1.44%

Information about Dilution

The following table sets forth information about the dilution from outstanding equity awards based on shares of common stock available for issuance under the Plan, and under the Plan if amended as proposed. Dilution is the quotient of (1) the sum of shares of common stock underlying (a) outstanding equity awards and (b) shares available under the Plan, divided by (2) the total outstanding common stock. These calculations are based on our weighted average outstanding common stock (15,975,108 shares) and outstanding equity awards (1,234,550 shares) as of March 4, 2016.

	Share Amounts	Dilution Rate
Equity Awards Outstanding at March 4, 2016	—	—
Stock Options (outstanding)(1)	907,650	—
Restricted Stock Awards (Unvested)	326,900	—
Total Equity Awards Outstanding	1,234,550	—
Shares Available for Grant	648,352	—
Total of Equity Awards Outstanding and Shares Available for Grant	1,882,902	11.8%
Additional Shares Requested	500,000	
Total of Equity Awards Outstanding, Shares Available for Grant, and Additional Shares Requested	2,382,902	14.9%

(1) The weighted average exercise price of the outstanding options is $45.38 and the weighted average remaining term is 7.82 years.

Description of the Plan

The following is a brief description of the material features of the Plan, as amended by this proposal. The following summary does not purport to be complete and is qualified by reference to the terms of the Plan, which is attached to this proxy statement as Appendix B.

Shares Available for Issuance under the Plan. Subject to the adjustment provisions contained in the Plan, the maximum number of shares of common stock that are available for issuance under the Plan is 3,385,907 shares. The maximum number of shares under the Plan available for incentive stock option grants is 1,076,555 shares. Subject to the adjustment provisions contained in the Plan, the maximum number of shares for which stock options and stock appreciation rights may be granted to any individual in any calendar year is each 627,990 shares, the maximum number of shares with respect to any other stock-based awards (including awards denominated in shares that are subject to the satisfaction of specified performance criteria) that may be granted to any individual in any calendar year is 627,990 and the maximum amount of cash payable with respect to awards subject to the satisfaction of specified performance criteria denominated in cash to any individual in a calendar year is $5,000,000. Shares withheld from an award to satisfy the Company's withholding obligations or in payment of the exercise price of an award will not be available for issuance again under the Plan. In the event that any award expires, is forfeited, cancelled or is otherwise terminated without the issuance of shares or is otherwise settled for cash, the shares subject to the award (to the extent of such forfeiture, cancellation, expiration, termination or settlement for cash) will again be available for awards under the Plan. Awards assumed in connection with mergers and other corporate events will not count against the number of shares available for grant under the Plan.

Administration. The Plan will be administered by the Compensation Committee (or the Board or any other committee designated by the Board) (any such administrator is referred to in this description as the "Administrator"). The Administrator has the authority to exercise all of its powers under the Plan, prescribe, amend and rescind rules and regulations relating to the Plan, make all determinations necessary or advisable in administering the Plan, amend the Plan for changes in applicable laws or regulations, determine whether and to what extent awards may be deferred or settled for cash, Shares or other property, determine when awards may be cancelled or forfeited, clarify or construe any Plan ambiguity or omission, extend the term or period of exercisability of awards, or accelerate the vesting of awards. All actions taken and all interpretations of the Administrator will be final and binding upon the plan participants and the Company.

Eligibility. Key employees, directors and other individuals providing services to the Company (and its subsidiaries and affiliates) are eligible to receive awards under the Plan. The Administrator selects from among the eligible individuals those employees, directors and service providers who will receive awards under the Plan. As of December 31, 2015, there were approximately 100 executive officers and key employees and eight non-employee directors eligible to participate in the Plan. As of this same date, the market value of a share of our common stock (the closing price on Nasdaq) was $43.62.

Types of Awards. Incentive stock options ("ISOs"), nonqualified stock options ("NQSOs"), stock appreciation rights ("SARs"), restricted stock awards, other stock-based awards and performance-based compensation awards may be granted under the Plan. Awards subject to the satisfaction of specified performance criteria may be denominated in cash or in shares.

Performance-Based Awards. The Compensation Committee may grant awards that are subject to certain performance criteria. Awards intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code must be conditioned upon the attainment of performance goals that are based on one or more of the following measures:

- sales;
- revenues;
- assets;

- expenses;

- earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis;

- return on equity, investment, capital or assets;

- one or more operating ratios;

- borrowing levels, leverage ratios or credit rating;

- market share; capital expenditures;

- cash flow;

- EBITDA;

- cash conversion cycle;

- stock price or other trading metrics;

- stockholder return;

- sales of particular products or services;

- customer acquisition or retention;

- acquisitions and divestitures (in whole or in part);

- joint ventures and strategic alliances;

- spin-offs, split-ups and the like;

- reorganizations;

- recapitalizations, restructurings, financings (issuance of debt or equity) or refinancing;

- implementation or completion of corporate governance, compliance, systems infrastructure or internal organization objectives;

- investor relations or management or effective disposition of litigation.

Performance criteria and any related targets need not be based on an increase, a positive or improved result or avoidance of loss. The Administrator may determine to appropriately adjust any evaluation of performance under any performance criteria for one or more of the following events occurring during a performance period: (1) asset impairments or write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (4) accruals for reorganization and restructuring programs; (5) events that are unusual in nature or infrequent in occurrence and other non-recurring items under GAAP; (6) the operations of any business acquired by the Company or any Affiliate; (7) the divestiture of one or more business operations or the assets thereof; (8) the costs incurred in connection with such acquisitions or divestitures; (9) charges for stock-based compensation; (10) noncash charges relating to employee benefit or executive or employee compensation plans (including, but not limited to, equity-based award plans and incentive and bonus plans) of the Company or any of its Affiliates, (11) cash and non-cash restructuring charges, including, but not limited to, any fees, expenses or charges related thereto and any severance, relocation and transition costs; provided that for an award intended to comply with Section 162(m) of the Code, the Compensation Committee's ability to make any adjustments must otherwise be in compliance with Section 162(m) of the Code.

Following the end of the performance period, the Administrator will determine whether performance criteria (and any applicable targets) chosen for a particular award have been met.

Transferability. Awards granted under the Plan may not be transferred or assigned except in the event of death, subject to the applicable laws of descent and distribution, and any purported assignment, alienation, pledge attachment sale, encumbrance or other transfer will be void and unenforceable against the Company.

Adjustments in Authorized Shares. In the event of any corporate event or transaction involving the Company or its subsidiaries such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split-up, spin-off, combination, exchange, extraordinary cash dividend, dividend in kind amalgamation or other change in capital structure or any similar corporate event, the Administrator must make equitable adjustments to the number and kind of shares that may be issued under the plan, the number and kind of shares subject to outstanding awards, option exercise and grant prices, and/or annual award limits.

Change of Control. In the event of a change of control (as defined in the Plan), the Administrator may make adjustments to the terms and conditions of outstanding awards, including any of the following, either alone or in combination, including without limitation by the providing for any of the following:

- the continuation or assumption of outstanding awards under the Plan by the Company (if it is the surviving company) or by the surviving company or its parent;

- the substitution by the surviving company or its parent of awards with equivalent value to the outstanding awards;

- the accelerated exercisability, vesting and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of such event;

- upon written notice, that any outstanding awards must be exercised, to the extent then exercisable, during a reasonable period of time immediately prior to the scheduled consummation of the event, or such other period as determined by the Company, and at the end of such period, that such awards shall terminate to the extent not exercised; and

- the cancellation of all or any portion of the outstanding awards for fair value (as determined in the Company's discretion and which fair value may be zero), it being understood that any "underwater" options will be cancelled for no consideration and the optionee will have no rights on such options.

In the event that any payments or other consideration are deferred and/or contingent as a result of escrows, earn outs, holdbacks or any other contingencies, payments may be made on substantially the same terms and conditions applicable to, and only to the extent actually paid to, holders of Shares in connection with a change of control.

Termination of Service. The Administrator will determine the effect of a termination of employment or service relationship of a participant on awards granted under the Plan. Unless otherwise determined by the Administrator and set forth in the applicable award agreement, if a participant's employment or service relationship terminates prior to the end of the performance or vesting period applicable to the award or any relevant performance goals are not achieved, then the portion of the award that is not vested or earned will be forfeited by the participant.

Amendment/Termination. Unless sooner terminated, the Plan will terminate on March 24, 2026 (the tenth anniversary of the date on which the Board of Directors approved the Plan). The Administrator may amend or terminate the Plan as to any future grants of awards at any time, provided that no such action may adversely affect a participant's right under an award without his or her consent. Amendments to the Plan will be conditioned on stockholder approval, to the extent such approval is required by law. Except with respect to certain corporate transactions, stockholder approval is also required to (a) reduce the exercise price with respect to outstanding stock options and SARs, (b) cancel outstanding stock options or SARs in exchange for stock options or SARs with a lower exercise price, or (c) cancel outstanding stock options or SARs with an exercise price lower than the current stock price in exchange for cash or other securities.

Recovery of Compensation. The Administrator may recover awards made under the Plan and payments under or gain in respect of any award to the extent required to comply with applicable laws, including Section 10D of the Securities Exchange Act of 1934, and any stock exchange or similar rule adopted under said section, or any Company policy, as in effect from time to time.

Federal Tax Effects

The following discussion summarizes certain material federal income tax consequences associated with the grant and exercise of stock options under the Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Plan, nor does it cover state, local or non-U.S. taxes.

ISOs. An optionee does not realize taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a tax deduction to the Company) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

NQSOs. In the case of a NQSO, the optionee has no taxable income at the time of grant. However, the optionee realizes income in connection with the exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding tax deduction is available to the Company. Upon a subsequent sale or exchange of the shares, any gain or loss recognized in the sale or exchange is treated as a capital gain or loss (long-term or short-term depending on the applicable holding period) for which the Company is not entitled to a deduction.

SARs. No taxable income is recognized upon receipt of a SAR. However, a recipient will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right. A corresponding tax deduction is available to the Company.

Restricted Stock. Unless an individual makes a timely election under Section 83(b) of the Internal Revenue (as described below), a recipient will recognize ordinary income in an amount equal to the excess of the fair market value of the restricted stock on the date of vesting of the Shares over the purchase price, if any, paid for the Shares. Any further gain or loss from the subsequent sale of such restricted stock constitutes capital gain or loss. If the recipient makes a timely election under Section 83(b) at the time of grant, then such recipient is taxed at ordinary income rates on the excess of the fair market value of the restricted stock on the date of grant over the purchase price, if any, paid for the shares, and any further gain or loss on the subsequent sale of the stock constitutes a capital gain or loss. The Company will generally be entitled to a tax deduction at the time the recipient recognizes ordinary income.

Awards under the Plan are intended either to be exempt from the rules of Section 409A of the Code or to satisfy those rules and shall be construed accordingly.

New Plan Benefits

The number of awards that will be received by or allocated to our executive officers and employees under the Plan is discretionary and undeterminable at this time. Information regarding our recent practices with respect to annual incentive awards and stock-based compensation under existing plans is presented in the "*Summary Compensation Table*," the "*Grants of Plan-Based Awards in 2015 Table*" and the "*Outstanding Equity Awards at December 31, 2015 Table*" elsewhere in this Proxy Statement. See "*Executive Compensation*" above.

Existing Plan Benefits

Pursuant to SEC rules, the following table sets forth the number of shares subject to options granted under the Plan from May 8, 2012 (when the Plan was approved by stockholders) through December 31, 2015. These share numbers do not include shares underlying options that were granted under the Plan, but were cancelled or expired.

Name and Position	Number of Shares
Michael J. Clarke, President & Chief Executive Officer	61,965
Almon C. Hall, Former Senior Vice President & Chief Financial Officer	16,426
Kevin W. Donnelly, Senior Vice President, General Counsel & Secretary	14,215
David J. LaGrand, Group President, Residential and Commercial HVAC	12,888
Peter R. Segar, Group President, Ergonomic and Productivity Solutions	7,869
Current Executive Officers (as a group)	129,214
Current Directors who are not Executive Officers (as a group)	13,016
Each Nominee for Election as a Director	
Joseph A. Arcuri	—
John T. Coleman	—
J. David Smith	—
All current Employees and Officers who are not Executive Officers	124,431

Stockholder Approval of the Plan

Approval of the Plan requires a majority of the votes cast at the Annual Meeting and voting on the matter.

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE FOR THE APPROVAL OF THE NORTEK, INC. 2009 OMNIBUS INCENTIVE PLAN, AS AMENDED AND RESTATED, INCLUDING THE AUTHORIZATION OF THE ISSUANCE OF ADDITIONAL SHARES THEREUNDER

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table includes information, as of March 4, 2016, about the beneficial ownership of the Company's common stock for:

- each stockholder known by us to own beneficially 5% or more of the Company's common stock;

- each director and nominee for director;

- each of the named executive officers; and

- all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated by footnote, the number of shares and percentage ownership indicated in the following table is based on 16,313,769 outstanding shares of the Company's common stock, which includes all shares of unrestricted common stock and all shares of time-vested restricted common stock and performance-vested restricted stock awarded under the 2009 Plan. In addition, shares of the Company's common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 4, 2016 are deemed to be outstanding and to be beneficially owned by the entity or person holding such options or warrants for the purpose of computing the percentage ownership of such entity or person but are not treated as outstanding for the purpose of computing the number of shares owned and percentage ownership of any other entity or person. Except as indicated by footnote and subject to community property laws where applicable, to the Company's knowledge, the persons named in the table below will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class (%)
Holders of more than 5% of the Company's voting securities:		
Entities affiliated with Ares Management LLC(2)	6,218,041	38.12
Funds and persons affiliated with Gates Capital Management, Inc.(3)	3,152,885	19.33
Entities and persons affiliated with Anchorage Capital Master Offshore, Ltd.(4)	1,471,802	9.02
Directors and Named Executive Officers:		
Jeffrey C. Bloomberg(5)	18,133	*
John T. Coleman(6)	17,633	*
James B. Hirshorn(7)(12)	40,470	*
Thomas A. Keenan(8)	17,633	*
Daniel C. Lukas(9)(12)	17,633	*
Chris A. McWilton(10)	3,732	*
Bennett Rosenthal(11)(12)	17,633	*
J. David Smith(13)	24,643	*
Michael J. Clarke(14)	335,637	2.03%
Almon C. Hall(15)	67,417	
Kevin W. Donnelly(16)	72,595	*
David J. LaGrand(17)	50,448	*
Peter R. Segar(18)	13,704	*
All directors and executive officers as a group(19) (16 persons)	685,517	4.12%

---

*   Less than one percent

(1)   Address unless otherwise noted is 500 Exchange Street, Providence, RI 02903.

(2)   Consists of (a) 2,937,721 shares of common stock held by Ares Corporate Opportunities Fund II, L.P. ("ACOF II") and, (b) 3,280,320 shares of common stock held by Ares Corporate Opportunities Fund III, L.P. ("ACOF III" and together with ACOF II, the "Holders"). Does not include the shares and options identified in footnotes (7), (9) and (11) to this table held by Messrs. Hirshorn, Lukas and Rosenthal, respectively, as nominees for the benefit of the Ares Entities (as defined below). The manager of ACOF II is ACOF Operating Manager II, L.P. ("ACOF Operating II") and the general partner of ACOF Operating II is Ares Management, Inc. ("Ares Inc."). Ares Inc. is owned by Ares Management LLC ("Ares Management LLC"). The manager of ACOF III is ACOF Operating Manager III, LLC ("ACOF Operating III") and the sole member of ACOF Operating III is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings L.P. ("Ares Management Holdings") and the general partner of Ares Management Holdings Ares Holdco, LLC ("Ares Holdco"). The sole member of Ares Holdco is Ares Holdings Inc. ("Ares Holdings"), whose sole stockholder is Ares Management, L.P. ("Ares Management"). The general partner of Ares Management is Ares Management GP LLC ("Ares Management GP") and the sole member of Ares Management GP is Ares Partners Holdco LLC ("Ares Partners" and, together with ACOF II, ACOF Operating II, Ares Inc., ACOF III, ACOF Operating III, Ares Management LLC, Ares Management Holdings, Ares Holdco, Ares Holdings, Ares Management and Ares Management GP, the "Ares Entities" or the "Reporting Persons"). Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, David Kaplan, John Kissick, Antony Ressler and Bennett Rosenthal. Decisions by Ares Partners' board of managers generally are made by a majority of the

members, which majority, subject to certain conditions, must include Antony Ressler. Each of the Ares Entities (other than the Holders, with respect to the securities held directly by such fund) and the members of the Ares Partners' board of managers and the other directors, officers, partners, stockholders, members and managers of the Ares Entities disclaims beneficial ownership of these securities. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067. Such information was reported as of October 9, 2014 on a Schedule 13D filed October 14, 2014.

As previously disclosed, on April 4, 2012, the Company entered into an investor agreement (the "Investor Agreement") with Ares and certain of its affiliates pursuant to which Ares and the Company agreed to, among other things, confirm certain agreements relating to Ares' ability to transfer shares of common stock of the Company beneficially owned by Ares.

(3)   Consists of 3,152,885 shares of common stock held by Gates Capital Management, L.P., Gates Capital Management GP LLC, Gates Capital Management, Inc. and Jeffrey L Gates. The address of Gates Capital Management, L.P., Gates Capital Management GP LLC, Gates Capital Management, Inc. and Jeffrey L Gates is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, NY 10036. Such information was reported as of December 31, 2015 on a Schedule 13G filed February 16, 2016.

(4)   Consists of 1,471,802 shares of common stock held for the account of Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore"). Each of the following persons (collectively, the "Reporting Persons") may be deemed the beneficial owner the shares held for the account of Anchorage Offshore: Anchorage Capital Group, L.L.C. ("Capital Group"); Anchorage Advisors Management, L.L.C. ("Management"); and Kevin M. Ulrich ("Mr. Ulrich"). Capital Group is the investment advisor to Anchorage Offshore. Management is the sole managing member of Capital Group. Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management. The address of Anchorage Offshore and the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012. Such information was reported as of December 31, 2015 on a Schedule 13G filed February 16, 2016.

(5)   Consists of (a) 4,542 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 3,591 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Bloomberg has voting but not dispositive power.

(6)   Consists of (a) 4,042 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 3,591 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Coleman has voting but not dispositive power.

(7)   Consists of (a) 19,863 shares of common stock, of which 522 of these securities are held by Mr., Hirshorn for the benefit of the Ares Entities (b) 17,016 shares of common stock issuable upon the exercise of stock options and (c) 3,591 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Hirshorn has voting but not dispositive power. 3,313 of these securities are held by Mr. Hirshorn for the benefit of the Ares Entities. As of April 1, 2013, Mr. Hirshorn is associated with the Ares Entities and pursuant to the policies of the Ares Entities, Mr. Hirshorn holds these securities as a nominee on behalf, and for the sole benefit, of Ares and has assigned all economic, pecuniary and voting rights in respect of these securities to Ares. As to the unvested restricted shares of common stock, Ares has voting but not dispositive power.

(8)   Consists of (a) 14,042 shares of common stock and (b) 3,591 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Keenan has voting but not dispositive power. The Compensation Committee has agreed to accelerate vesting of Mr. Keenan's 3,591 shares of unvested restricted common stock in connection with the conclusion of his service as a director at the Annual Meeting.

(9)   Consists of (a) 4,042 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 3,591 shares of unvested restricted common stock awarded under the 2009 Plan. These securities are held by Mr. Lukas for the benefit of the Ares Entities. Mr. Lukas is associated with the Ares Entities and pursuant to the policies of the Ares Entities, Mr. Lukas holds these securities as a nominee on behalf, and for the sole benefit, of Ares and has assigned all economic, pecuniary and voting rights in respect of these securities to Ares. As to the unvested restricted shares of common stock, Ares has voting but not dispositive power.

(10)   Consists of (a) 488 shares of common stock and (b) 3,244 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. McWilton has voting but not dispositive power.

(11)   Consists of (a) 4,042 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 3,591 shares of unvested restricted common stock awarded under the 2009 Plan. These securities are held by Mr. Rosenthal for the benefit of the Ares Entities. Mr. Rosenthal is associated with the Ares Entities and pursuant to the policies of the Ares Entities, Mr. Rosenthal holds these securities as a nominee on behalf, and for the sole benefit, of Ares and has assigned all economic, pecuniary and voting rights in respect of these securities to Ares. As to the unvested restricted shares of common stock, Ares has voting but not dispositive power.

(12)   Does not include the securities held by ACOF II and ACOF III. As disclosed elsewhere in this proxy statement, Messrs. Hirshorn, Lukas and Rosenthal are associated with Ares. Messrs. Hirshorn, Lukas and Rosenthal each expressly disclaims beneficial ownership of the securities held by ACOF II and ACOF III.

(13)   Consists of (a) 7,803 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 6,840 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Smith has voting but not dispositive power.

(14)   Consists of (a) 48,134 shares of common stock, (b) 200,855 shares of common stock issuable upon the exercise of stock options and (c) 86,648 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Clarke has voting but not dispositive power.

(15)   Consists of (a) 49,479 shares of common stock, (b) 10,772 shares of common stock issuable upon exercise of stock options and (c) 7,166 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Hall has voting but not dispositive power. Effective December 31, 2015, Mr. Hall resigned as our CFO. See "*Outstanding Equity Awards at December 31, 2015*" and "*Partial Payments upon Termination of Employment or Change in Control,*" above.

(16)   Consists of (a) 52,300 shares of common stock, (b) 9,321 shares of common stock issuable upon exercise of stock options and (c) 10,974 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Donnelly has voting but not dispositive power.

(17)   Consists of (a) 23,467 shares of common stock, (b) 17,157 shares of common stock issuable upon exercise of stock options and (c) 9,824 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. LaGrand has voting but not dispositive power.

(18)   Consists of (a) 1,138 shares of common stock, (b) 3,779 shares of common stock issuable upon exercise of stock options and (c) 8,787 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Segar has voting but not dispositive power.

(19)   Consists of an aggregate of (a) 189,842 shares of common stock, (b) 316,388 shares of common stock issuable upon the exercise of stock options and (d) 179,287 shares of unvested restricted common stock awarded under the 2009 Plan held by Executive Officers, as to which each Director or Executive Officer has voting but not dispositive power. Does not include Mr., Hall, who resigned on December 31, 2015.

OTHER INFORMATION

Stockholder Proposals

Proposals to be included in the proxy statement

In order to be included in the Company's proxy materials for presentation at the 2017 Annual Meeting of Stockholders, a stockholder proposal pursuant to Rule 14a-8 of the Exchange Act must be received by the Secretary of the Company at 500 Exchange Street, Providence, Rhode Island 02903, no later than Monday, December 5, 2016, and must comply with the requirements of Rule 14a-8.

Director nominations and other proposals (not to be included in the proxy statement)

Pursuant to the Company's Amended and Restated By-Laws, if you wish nominate a director candidate or to bring business before the Company's 2017 annual meeting, you must give written notice thereof which must be received by the Secretary of the Company at 500 Exchange Street, Providence, Rhode Island 02903 not earlier than Tuesday, January 3, 2017 and not later than Thursday, February 2, 2017.

All director nominations and other stockholder proposals must comply with the other requirements of the Company's By-Laws, a copy of which may be obtained at no cost from the Company's Secretary. We do not intend to entertain any proposals or nominations at the annual meeting that do not comply with the notice provisions or meet the requirements set forth in the Company's Amended and Restated By-Laws. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, the Company may exercise discretionary voting authority under proxies that it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.

Annual Report, Form 10-K, Financial and Other Information

A copy of the Company's Annual Report for fiscal year 2015, including financial statements, is being furnished concurrently herewith to all stockholders holding shares of common stock as of the Record Date. The Company's Annual Report for fiscal year 2015 also is available for viewing on the Company's website at "Annual Reports" under "Investor Relations." Please read it carefully. The Company filed with the SEC a Form 10-K for fiscal year ended December 31, 2015. Stockholders may obtain a copy of the Form 10-K, including financial statements and schedules included in the Form 10-K, without charge, by visiting the Company's website at www.nortek.com, at the website of the SEC, www.sec.gov, or by writing to the Company's Secretary at Nortek, Inc., 500 Exchange Street, Providence, Rhode Island 02903. Upon written request to the Company's Secretary, at the address of the Company's principal executive offices, the exhibits set forth on the exhibit index of the Annual Report and the entire Form 10-K may be made available at reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Householding of Proxy Materials

To reduce costs and reduce the environmental impact of our Annual Meeting, a single proxy statement and Annual Report, along with individual proxy cards or individual Notices of Internet Availability, will be delivered in one envelope to certain stockholders having the same last name and address and to individuals with more than one account registered at our transfer agent with the same address, unless contrary instructions have been received from an affected shareholder. Stockholders participating in householding will continue to receive separate proxy cards. If you are a registered stockholder and would like to enroll in this service or receive individual copies of this year's and/or future proxy materials, please contact our transfer agent, Computershare Shareowner Services. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any other filing of Nortek, Inc. under the Securities Act of 1933 or the Exchange Act, the sections of this proxy statement entitled "Report of the Audit Committee" and "Compensation Committee Report" (to the extent permitted by the rules of the SEC) shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

Stockholder List

A complete list of those Stockholders will be open to examination by any Stockholder for any purpose germane to the Annual Meeting during ordinary business hours at the executive offices of the Company, 500 Exchange Street, Providence, Rhode Island 02903, for a period of ten days prior to the Annual Meeting.

APPENDIX A

Reconciliation of Non-GAAP Financial Measures

The Company has supplemented the reporting of financial information determined under U.S. generally accepted accounting principles ("GAAP") with certain non-GAAP financial measures, which the Company refers to as "adjusted" measures, including adjusted operating earnings and adjusted EBITDA (earnings before interest, taxes, depreciation and amortization). Adjusted operating earnings is defined as operating earnings as reported, adjusted to exclude certain cash and non-cash, non-recurring items that are otherwise included in operating earnings. Adjusted EBITDA is defined as adjusted operating earnings, further adjusted to exclude depreciation and amortization expense, and share-based compensation expense.

Adjusted operating earnings and EBITDA are not defined terms under GAAP. Neither should be considered as an alternative to operating earnings or net earnings (loss) as a measure of operating results. There are material limitations associated with making the adjustments to the Company's earnings to calculate adjusted operating earnings and EBITDA, and using these non- GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, adjusted operating earnings and EBITDA do not include:

- interest expense, and, because the Company has borrowed money in order to finance its operations, interest expense is a necessary element of the Company's costs and ability to generate revenue;

- income tax expense, and because the payment of taxes is part of the Company's operations, tax expense is a necessary element of its costs and ability to operate; or

- certain cash and non-cash, non-recurring items, and share-based compensation expense, and, because such items can, at times, affect the Company's operating results, the exclusion of such items is a material limitation.

Further, adjusted EBITDA does not include depreciation and amortization expense, and, because the Company uses capital assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue.

The Company presents adjusted operating earnings and EBITDA because it considers them important supplemental measures of its performance and believes they are frequently used by the Company's investors and other interested parties, as well as by management, in the evaluation of other companies in its industry. In addition, adjusted operating earnings and EBITDA provide additional information used by the Company's management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that adjusted operating earnings and EBITDA facilitate operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

While adjusted operating earnings and EBITDA are frequently used as measures of operations and the ability to meet debt service requirements by other companies, the Company's use of this financial measure is not necessarily comparable to such other similarly titled captions of other companies. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with GAAP results, provide a more complete understanding of the business. The company strongly encourages investors and shareholders to review company financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

The following table reconciles operating earnings to adjusted operating earnings and EBITDA for the fourth quarters and years ended December 31, 2015 and 2014:

	For the fourth quarter ended December 31,		For the year ended December 31,	
	2015	2014	2015	2014
	(Dollar amounts in millions)		(Dollar amounts in millions)	
Operating earnings	$ 28.1	$ 29.1	$ 85.4	$ 42.9
Restructuring and transformation charges (a)	8.0	9.5	51.3	30.4
Other Adjustments:				
Non-cash impairment charges	0.4	—	1.6	80.4
Non-recurring (gains) losses (b) (c)	(2.0)	0.8	4.4	1.4
Acquisition fees and expenses	0.9	1.3	1.7	7.5
Gain on sale of assets	(0.9)	—	(0.9)	(0.3)
Joint venture loss (income)	0.4	0.3	(0.3)	—
Net foreign exchange losses (gains) (d)	—	0.6	(0.3)	1.2
Subtotal - Other Adjustments	(1.2)	3.0	6.2	90.2
Adjusted Operating Earnings	34.9	41.6	142.9	163.5
Depreciation and amortization expense	30.9	28.3	118.2	105.4
Share-based compensation expense	1.7	1.3	5.4	6.2
Adjusted EBITDA (e)	$ 67.5	$ 71.2	$ 266.5	$ 275.1

(a) Includes all restructuring charges, including severance, relocation and transformation/transition costs. Costs associated with these activities for the fourth quarters and years ended December 31, 2015 and 2014 were as follows:

	For the fourth quarter ended December 31,		For the year ended December 31,	
	2015	2014	2015	2014
	(Dollar amounts in millions)		(Dollar amounts in millions)	
Subsidiary Combinations	$ 0.3	$ 1.2	$ 7.8	$ 4.4
Manufacturing Rationalization & Relocation Initiatives	0.2	6.3	6.5	14.7
Warehousing & Distribution Consolidation	2.6	1.1	13.9	2.8
CAS Segment Consolidation	3.8	—	12.0	—
Other operational improvement initiatives	0.5	0.6	3.9	8.2
All other exit and disposal activities	0.6	0.3	7.2	0.3
	$ 8.0	$ 9.5	$ 51.3	$ 30.4

(b) For the fourth quarter of 2015, this amount includes (1) a favorable fair value adjustment of approximately $(3.5) million relating to the Numera contingent consideration within the SCS segment, (2) approximately $0.5 million in legal and other professional services incurred related to the FCPA investigation primarily in the SCS segment, and (3) approximately $1.0 million of charges associated with executive transition employment and separation agreement costs and other fees within Unallocated.

For the fourth quarter of 2014, this amount includes approximately $0.8 million in legal and other professional services incurred related to the FCPA investigation primarily in the SCS segment.

(c) For the year ended December 31, 2015, this amount includes (1) a favorable fair value adjustment of approximately $(3.5) million relating to the Numera contingent consideration within the SCS segment, (2) the loss on sale of assets of TV One of approximately $2.9 million in the AVC segments, (3) approximately $2.3 million in legal and other professional services incurred related to the FCPA investigation primarily in the SCS segment, (4) approximately $2.8 million of charges associated with executive transition employment and separation agreement costs and other fees within Unallocated, and (5) accretion of approximately $(0.1) million to record leasehold fair value adjustments.

For the year ended December 31, 2014, this amount includes (1) approximately $0.8 million in legal and other professional services incurred related to the FCPA investigation in the SCS segment, (2) severance of approximately $0.2 million related to headcount reductions in the CAS segment, (3) approximately $0.2 million of charges within the ERG segment relating to the write off of an indemnification asset associated with a reserve for uncertain tax positions, and (4) approximately $0.2 million related to the write-off of deferred equity costs within Unallocated.

(d) Non-cash foreign exchange (gains) losses relate to intercompany debt not indefinitely invested in our subsidiaries.

(e) See the Company's Form 10-K for the annual period ended December 31, 2015 for information pertaining to the pro forma effect of acquisitions and dispositions, which is not reflected in the above presentation of Adjusted EBITDA.

Nortek, Inc. 2009 Omnibus
Incentive Plan, as Amended and Restated (effective May 3, 2016)

Article 1 – Purpose of the Plan

The purpose of this Plan is to attract, retain and motivate officers, key employees, non-employee directors, and other individuals providing services to the Company and its Subsidiaries and Affiliates and to promote the success of the Company's business by providing the participants of the Plan with appropriate incentives.

Article 2 – Definitions

Whenever capitalized in the Plan, the following terms shall have the meanings set forth below.

2.1 "**Adoption Date**" means December 17, 2009, the date that the Plan was originally adopted and approved by the Board.

2.2 "**Affiliate**" means any Subsidiary and any other entity that the Company, either directly or indirectly, is in common control with, is controlled by or controls, or any other entity designated by the Board in which the Company, a Subsidiary or any other Affiliate has a substantial direct or indirect equity interest.

2.3 "**Annual Award Limit**" shall have the meaning set forth in Section 5.1(b) hereof.

2.4 "**Award**" means any Option, Stock Appreciation Right, Restricted Stock, Other Stock-Based Award, or Performance-Based Compensation Award that is granted under the Plan.

2.5 "**Award Agreement**" means either (a) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (b) a written statement issued by the Company to a Participant describing the terms and conditions of the actual grant of such Award and not providing for any approval or execution by the Participant.

2.6 "**Board**" means the Board of Directors of the Company.

2.7 "**Cause**" unless otherwise specified in the Award Agreement, means any of the following, as determined by the Board in good faith, (a) fraud, embezzlement, material dishonesty, breach of fiduciary duty against the Company or any Subsidiary or Affiliate, (b) indictment or pleading of nolo contendere to a felony or a crime involving moral turpitude or (c) the Participant's gross negligence, willful malfeasance or material act of disloyalty with respect to the Company or any of its Affiliate; provided, however, that in the case of a Participant who has an employment or other individual agreement with the Company or any Subsidiary or Affiliate, "Cause" shall have the meaning set forth in such agreement.

2.8 "**Change of Control**" means the occurrence of any one of the following events:

(i)   the acquisition by any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than (A) the Designated Holders and their affiliates or (B) any such person or group of which one or more Designated Holders has beneficial ownership of 50% or more of the combined voting power of the then outstanding securities entitled to vote generally in the election of directors ("**Voting Securities**") of such person or group, of more than 50% of the Voting Securities of the Company;

(ii) any merger, consolidation, reorganization, recapitalization, tender or exchange offer or any other transaction with or affecting the Company as a result of which a "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Designated Holders and their affiliates or any such person or group of which one or more Designated Holders has beneficial ownership of 50% or more of the Voting Securities of such person or group, owns after such transaction more than 50% of the Voting Securities of the Company or the surviving entity in such transaction;

(iii) the sale, lease, exchange, transfer or other disposition to any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Designated Holders and their affiliates, or any such person or group of which one or more Designated Holders has beneficial ownership of 50% or more of the Voting Securities of such person or group, of all or substantially all, of the assets of the Company and its consolidated Subsidiaries;

(iv) the Company adopts any plan of liquidation providing for the distribution of all or substantially all of its assets; or

(v) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the individuals who constitute the Board as of the beginning of such period (the "**Incumbent Directors**") cease for any reason to constitute at least a majority of the Board: provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors who remain on the Board, including those directors whose election or nomination for election was previously so approved, shall be deemed to be an Incumbent Director.

Notwithstanding the foregoing, (A) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement, (B) any holding company whose only material asset is equity interests of the Company or any of its direct or indirect parent companies shall be disregarded for purposes of determining beneficial ownership under clause (ii) above and (C) the term "Change of Control" shall not include a merger or consolidation of the Company with or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the Company's assets to, an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction and/or for the sole purpose of forming a holding company.

Further, notwithstanding the foregoing, with respect to any Award which constitutes "nonqualified deferred compensation" under, and subject to, Section 409A of the Code, to the extent necessary to comply with the requirements of such Section 409A, the term "Change of Control" shall mean an occurrence that both (i) satisfies the requirements set forth above in the definition of Change of Control, and (ii) is a "change in control event" as that term is defined in the regulations under Section 409A of the Code.

    2.9 "**Code**" means the U.S. Internal Revenue Code of 1986, as amended from time to time.

    2.10 "Committee" means the Board, the Compensation Committee of the Board or any other committee consisting of at least two members of the Board designated by the Board to administer this Plan. Unless otherwise determined by the Board, each member of the Committee shall be (a) a Non-Employee Director, (b) an Outside Director, and (c) an "independent director" within the meaning of the listing requirements of any exchange on which the Company is listed.

    2.11 "**Covered Employee**" means for any Plan Year, a Participant designated by the Company as a potential "covered employee" as such term is defined in Section 162(m).

2.12 "**Designated Holder**" means each Person who, together with its affiliates, as of the Adoption Date, beneficially owns 15% or more of the outstanding Shares; provided, that no Person shall be a Designated Holder following the first date after the Adoption Date on which such Person beneficially owns less than 5% of the outstanding Shares.

2.13 "**Director**" means a member of the Board who is not an Employee.

2.14 "**Effective Date**" means the date set forth in Section 15.17 hereof.

2.15 "**Employee**" means an officer or other key employee of the Company, a Subsidiary or Affiliate, including a member of the Board who is an employee of the Company, a Subsidiary or Affiliate.

2.16 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

2.17 "**Fair Market Value**" means, as of any date, the per Share value determined as follows, in accordance with applicable provisions of Section 409A of the Code:

(a) The closing price on a recognized stock exchange or any established over-the-counter trading system on which dealings take place, or if no trades were made on any such day, the immediately preceding day on which trades were made; or

(b) In the absence of an established market for the Shares of the type described in (a) above, the per Share Fair Market Value thereof shall be determined by the Committee in good faith and in accordance with applicable provisions of Section 409A of the Code.

2.18 "**Incentive Stock Option**" means an Option intended to meet the requirements of an incentive stock option as defined in Section 422 of the Code and designated as an Incentive Stock Option.

2.19 "**Non-Employee Director**" means a person defined in Rule 16b-3(b)(3) promulgated by the Securities and Exchange Commission under the Exchange Act, or any successor definition adopted by the Securities and Exchange Commission.

2.20 "**Nonqualified Stock Option**" means an Option that is not an Incentive Stock Option.

2.21 "**Other Stock-Based Award**" means any right granted under Article 9 hereof

2.22 "**Option**" **means any stock option granted from time to time under Article 6 hereof.**

2.23 "**Option Price**" means the purchase price per Share subject to an Option, as determined pursuant to Section 6.2 hereof.

2.24 "**Outside Director**" means a member of the Board who is an "outside director" within the meaning of Section 162(m).

2.25 "**Participant**" means any eligible person as set forth in Section 4.1 hereof to whom an Award is granted.

2.26 "**Performance-Based Compensation Award**" means an Award subject to Performance Criteria. The Committee in its discretion may grant Performance-Based Compensation Awards that are intended to qualify for the "performance-based compensation" exception under Section 162(m) and Performance-Based Compensation Awards that are not intended to so qualify. Performance-Based Compensation Awards may be denominated in cash or in Shares or may otherwise be based on Shares.

2.27 "**Performance Criteria**" means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. For purposes of Awards that are intended to qualify for the "performance-based compensation" exception under Section 162(m), a Performance Criterion will mean an objectively determinable measure of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; EBITDA; cash conversion cycle; stock price or other trading metrics; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) or refinancing; implementation or completion of corporate governance, compliance, systems infrastructure or internal organization objectives; investor relations or management or effective disposition of litigation. A Performance Criterion and any targets with respect thereto determined by the Committee need not be based upon an increase, a positive or improved result or avoidance of loss. The Committee may determine to appropriately adjust any evaluation of performance under any Performance Criteria for one or more of the following events that occurs during a Performance Period: (1) asset impairments or write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (4) accruals for reorganization and restructuring programs; (5) events that are unusual in nature or infrequent in occurrence and other non-recurring items under GAAP; (6) the operations of any business acquired by the Company or any Affiliate; (7) the divestiture of one or more business operations or the assets thereof; (8) the costs incurred in connection with such acquisitions or divestitures; (9) charges for stock-based compensation; (10) noncash charges relating to employee benefit or executive or employee compensation plans (including, but not limited to, equity-based award plans and incentive and bonus plans) of the Company or any of its Affiliates, (11) cash and non-cash restructuring charges, including, but not limited to, any fees, expenses or charges related thereto and any severance, relocation and transition costs; provided that for an Award intended to comply with Section 162(m) of the Code, the Committee's ability to make adjustments in accordance herewith shall otherwise be in compliance with Section 162(m) of the Code.

2.28 "**Performance Period**" means the period of time during which the Performance Criterion or Criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.29 "**Person**" means any natural person, sole proprietorship, general partnership, limited partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, governmental authority, or any other organization, irrespective of whether it is a legal entity and includes any successor (by merger or otherwise) of such entity.

2.30 "**Plan**" means the Nortek, Inc. 2009 Omnibus Incentive Plan, as Amended and Restated, and as it may be amended from time to time, and any sub-plan that may be adopted hereunder.

2.31 "**Plan Year**" means a calendar year.

2.32 "**Restricted Stock**" means any Award granted under Article 8 hereof.

2.33 "**Restriction Period**" means the period during which Restricted Stock awarded under Article 8 of the Plan is subject to forfeiture.

2.34 "**Section 162(m)**" means Section 162(m) of the Code (or any successor thereto) and the related regulations promulgated thereunder.

2.35 "**Share**" means a common stock of the Company, par value $.01 per share, or such other class or kind of shares or other securities resulting from the application of Article 13 hereof.

2.36 "**Stock Appreciation Right**" means any right granted under Article 7 hereof.

2.37 "**Subsidiary**" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations, other than the last corporation in each unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.38 "**Ten Percent Shareholder**" means a person who on any given date owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Code), stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or a Subsidiary or Affiliate.

Article 3 – Administration

3.1 Authority of the Committee. The Plan shall be administered by the Committee, which shall have full power to interpret, construe and administer the Plan and Award Agreements and full authority to select the Participants to whom Awards will be granted, and to determine the type and amount of Awards to be granted to each such Participant and the terms and conditions of Awards and Award Agreements. Without limiting the generality of the foregoing, the Committee may, in its sole discretion, but subject to the limitations in Article 12 and Sections 6.6 and 10.5 hereof, (i) exercise all of the powers granted to it under the Plan, (ii) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (iii) make all determinations necessary or advisable in administering the Plan, (iv) amend the Plan to reflect changes in applicable law, rule, regulation or guidance, (v) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, canceled, forfeited or suspended, (vi) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee, (vii) clarify, construe or resolve any ambiguity or omission in any provision of the Plan or any Award Agreement, (viii) extend the term or period of exercisability of any Awards, accelerate the vesting of any Award, or (ix) waive any terms or conditions applicable to any Award. Awards may, in the discretion of the Committee, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or any of its Subsidiaries or Affiliates or a company acquired by the Company or with which the Company combines. The Committee shall have full and exclusive discretionary power to adopt rules, forms, instruments, and guidelines for administering the Plan as the Committee deems necessary or proper. Notwithstanding anything in this Section 3.1 to the contrary, and subject to Section 3.2 hereof, the Board, or any other committee or sub-committee established by the Board, is hereby authorized (in addition to any necessary action by the Committee) to grant or approve Awards as necessary to satisfy the requirements of Section 16 of the Exchange Act and the rules and regulations thereunder and to act in lieu of the Committee with respect to Awards made to Non-Employee Directors and other Participants under the Plan. All actions taken and all interpretations and determinations made by the Committee or by the Board (or any other committee or sub-committee thereof), as applicable, shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 Delegation. The Committee may delegate to two or more of its members, two or more members of the Board, two or more officers of the Company or any of its Subsidiaries or Affiliates, and two or more agents or advisors such administrative duties or powers as it may deem advisable; provided that (a) the Committee shall not delegate to officers of the Company or any of its Subsidiaries or Affiliates the power to make grants of Awards to the extent not permitted by Section 157(c) of the Delaware General Corporation Law or any other applicable law and (b) the Committee shall not delegate the ability to grant Awards to (i) persons subject to Section 16(a) of the Exchange Act or (ii) persons who are, or who are reasonably expected to be, "covered employees" for purposes of Section 162(m). For the avoidance of doubt, no officer of the Company who has so been delegated the power to make grants of Awards hereunder by the Committee shall be entitled to make a grant to himself or herself. In the event of any such delegation described in the preceding sentence, the term "Committee" will include the person or persons so delegated to the extent of such delegation.

Article 4 – Eligibility and Participation

4.1 Eligibility. Participants will consist of such Employees, Directors and other individuals providing services to the Company or any Subsidiary or Affiliate as the Committee in its sole discretion determines and whom the Committee may designate from time to time to receive Awards. Designation of a Participant in any year shall not require the Committee to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year.

4.2 Type of Awards. Awards under the Plan may be granted in any one or a combination of: (a) Options, (b) Stock Appreciation Rights, (c) Restricted Stock, (d) Other Stock-Based Awards, and (e) Performance-Based Compensation Awards. The Plan sets forth the Performance Criteria and procedural requirements to permit the Company to design Awards that are intended to qualify for the "performance-based compensation" exception under Section 162(m), as described in Article 10 hereof. Awards granted under the Plan shall be evidenced by Award Agreements (which need not be identical or executed by a Participant) that provide additional terms and conditions associated with such Awards not inconsistent with the terms of the Plan, as determined by the Committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the Plan and any such Award Agreement, the provisions of the Plan shall prevail, except to the extent specifically provided in the Award Agreement.

Article 5 – Shares Subject to the Plan and Maximum Awards

5.1 Number of Shares Available for Awards.

(a) **General**. Subject to adjustment as provided in Article 13 hereof, the maximum number of Shares available for issuance to Participants pursuant to Awards under the Plan shall be 3,385,907 Shares. The number of Shares available for granting Incentive Stock Options under the Plan shall not exceed 1,076,555 Shares, subject to Article 13 hereof and the provisions of Sections 422 or 424 of the Code and any successor provisions. The Shares available for issuance under the Plan may consist, in whole or in part, of authorized and unissued Shares or treasury Shares. Any Shares withheld from an Award to satisfy the Company's withholding obligation with respect to an Award as described in Section 15.4 or in payment of the exercise price of any Award requiring exercise shall not again be available for issuance under the Plan.

When a Stock Appreciation Right is settled in Shares upon exercise, the total number of Shares underlying the Award shall be counted against the number of Shares available for issuance under the Plan, regardless of the number of Shares used to settle such Stock Appreciation Right upon exercise.

(b) **Annual Award Limits**. The maximum number of Shares for which Options may be granted to any Participant in any Plan Year and the maximum number of Shares for which Stock Appreciation Rights may be granted to any Participant in any Plan Year shall each be 627,990 and the maximum number of Shares (including Performance-Based Compensation Awards denominated in Shares) with respect to other Awards denominated in Shares that may be granted to any Participant in any Plan Year shall be 627,990 Shares, subject to adjustments made in accordance with Article 13 hereof, and the maximum amount payable to any Participant with respect to a Performance-Based Compensation Award that is denominated in cash in any Plan Year shall be $5,000,000, subject to adjustments made in accordance with Article 13 hereof (the "**Annual Award Limit**").

(c) **Additional Shares**. In the event that any outstanding Award expires, is forfeited, cancelled or otherwise terminated without the issuance of Shares or is otherwise settled for cash, the Shares subject to such Award, to the extent of any such forfeiture, cancellation, expiration, termination or settlement for cash, shall again be available for Awards. If the Committee authorizes the assumption under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, of awards granted under another plan, such assumption shall not (i) reduce the maximum number of Shares available for issuance under this Plan or (ii) be subject to or counted against a Participant's Annual Award Limit.

Article 6 – Stock Options

6.1 Grant of Options. The Committee is hereby authorized to grant Options to Participants. Each Option shall permit a Participant to purchase from the Company a stated number of Shares at an Option Price established by the Committee, subject to the terms and conditions described in this Article 6 and to such additional terms and conditions, as established by the Committee, in its sole discretion, that are consistent with the provisions of the Plan. Options shall be designated as either Incentive Stock Options or Nonqualified Stock Options, provided that Options granted to Directors shall be Nonqualified Stock Options. An Option granted as an Incentive Stock Option shall, to the extent it fails to qualify as an Incentive Stock Option, be treated as a Nonqualified Stock Option. Neither the Committee nor the Company or any of its Subsidiaries or Affiliates shall be liable to any Participant or to any other Person if it is determined that an Option intended to be an Incentive Stock Option does not qualify as an Incentive Stock Option. Options shall be evidenced by Award Agreements which shall state the number of Shares covered by such Option. Such Award Agreements shall conform to the requirements of the Plan, and may contain such other provisions not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

6.2 Terms of Option Grant. The Option Price per Share shall be determined by the Committee at the time of grant, but shall not be less than 100% of the Fair Market Value of a Share on the date of grant. In the case of any Incentive Stock Option, the Option Price per Share shall be (a) if granted to a person other than a Ten Percent Shareholder, not less than 100% of the Fair Market Value of a Share on the date of grant or (b) if granted to a Ten Percent Shareholder, not be less than 110% of the Fair Market Value of a Share on the date of grant.

6.3 Option Term. The term of each Option shall be determined by the Committee at the time of grant and shall be stated in the Award Agreement, but in no event shall such term be greater than ten years (or, in the case on an Incentive Stock Option granted to a Ten Percent Shareholder, five years); provided, however, that, with respect to Nonqualified Stock Options granted after the Effective Date, if a Participant still holding an outstanding but unexercised Nonqualified Stock Option ten (10) years from the date of grant (or, in the case of a Nonqualified Stock Option with a maximum term of less than ten (10) years, such maximum term) is prohibited by applicable law or a written policy of the Company applicable to similarly situated employees from engaging in any open-market sales of Stock, the maximum term of such Award will instead be deemed to expire on the thirtieth (30th) day following the date the Participant is no longer prohibited from engaging in such open market sales.

6.4 Time of Exercise. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

6.5 Method of Exercise. Except as otherwise provided in the Plan or in an Award Agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. The aggregate Option Price for the Shares as to which an Option is exercised shall be paid to the Company in full at the time of exercise to the extent permitted by the Committee (a) in cash or its equivalent (e.g., by cashier's check), (b) to the extent permitted by the Committee, in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased, (c) partly in cash and, to the extent permitted by the Committee, partly in such Shares (as described in (b) above), (d) by reducing the number of Shares otherwise deliverable upon the exercise of the Option by the number of Shares having a Fair Market Value equal to the Option Price, or (e) if there is a public market for the Shares at such time, subject to such requirements as may be imposed by the Committee, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate Option Price for the Shares being purchased. The Committee may prescribe any other method of payment that it determines to be consistent with applicable law and the purpose of the Plan.

6.6 Limitations on Incentive Stock Options. Incentive Stock Options may be granted only to employees of the Company or of a "parent corporation" or "subsidiary corporation" (as such terms are defined in Section 424 of the Code) at the date of grant. The aggregate Fair Market Value (generally determined as of the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under all plans of the Company and of any "parent corporation" or "subsidiary corporation" shall not exceed $100,000, or the excess portion of the Option shall be treated as a Nonqualified Stock Option. For purposes of the preceding sentence, Incentive Stock Options will be taken into account generally in the order in which they are granted. Each provision of the Plan and each Award Agreement relating to an Incentive Stock Option shall be construed so that each Incentive Stock Option shall be an incentive stock option as defined in Section 422 of the Code, and any provisions of the Award Agreement thereof that cannot be so construed shall be disregarded.

Article 7 – Stock Appreciation Rights

7.1 Grant of Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Participants. Stock Appreciation Rights shall be evidenced by Award Agreements that shall conform to the requirements of the Plan and may contain such other provisions, as the Committee shall deem advisable. Subject to the terms of the Plan and any applicable Award Agreement, a Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive, upon exercise thereof, the excess of (a) the Fair Market Value of a specified number of Shares on the date of exercise over (b) the grant price of the right as specified by the Committee on the date of the grant. Such payment may be in the form of cash, Shares, other property or any combination thereof, as the Committee shall determine in its sole discretion.

7.2 Terms of Stock Appreciation Right. Subject to the terms of the Plan and any applicable Award Agreement, the grant price (which shall not be less than 100% of the Fair Market Value of a Share on the date of grant), term, methods of exercise, methods of settlement, and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee. The Committee may impose such other conditions or restrictions on the exercise of any Stock Appreciation Right not inconsistent with the terms of the Plan as it may deem appropriate. No Stock Appreciation Right shall have a term of more than ten years from the date of grant; provided, however, that, with respect to Stock Appreciation Rights granted after the Effective Date, if a Participant still holding an outstanding but unexercised Stock Appreciation Right ten (10) years from the date of grant (or, in the case of a Stock Appreciation Right with a maximum term of less than ten (10) years, such maximum term) is prohibited by applicable law or a written policy of the Company applicable to similarly situated employees from engaging in any open-market sales of Stock, the maximum term of such Award will instead be deemed to expire on the thirtieth (30th) day following the date the Participant is no longer prohibited from engaging in such open market sales.

Article 8 – Restricted Stock

8.1 Grant of Restricted Stock. The Committee is hereby authorized to grant Restricted Stock to Participants. An Award of Restricted Stock is a grant by the Committee of a specified number of Shares to the Participant, which Shares may be subject to vesting or forfeiture upon the occurrence of specified events or may be fully or partially vested upon grant or issuance. Participants shall be awarded Restricted Stock in exchange for consideration not less than the minimum consideration required by applicable law. Restricted Stock shall be evidenced by an Award Agreement, which shall conform to the requirements of the Plan and may contain such other provisions not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

8.2 Terms of Restricted Stock Awards. Each Award Agreement evidencing a Restricted Stock grant shall specify the period(s) of restriction, the number of Shares of Restricted Stock subject to the Award, the performance, employment, vesting or other conditions (including the effect of a termination of a Participant's service whether due to death, disability or other cause) under which the Restricted Stock may be forfeited to the Company (if applicable) and such other provisions not inconsistent with the terms of the Plan as the Committee shall determine. Any Restricted Stock granted under the Plan shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates (in which case, the certificate(s) representing such Shares shall be legended as to sale, transfer, assignment, pledge or other encumbrances during the Restriction Period and deposited by the Participant, together with a stock power endorsed in blank, with the Company, to be held in escrow during the Restriction Period). At the end of the Restriction Period, the restrictions imposed hereunder and under the Award Agreement shall lapse with respect to the number of Shares of Restricted Stock as determined by the Committee and set forth in the Award Agreement, and the legend shall be removed and such number of Shares delivered to the Participant (or, where appropriate, the Participant's legal representative).

8.3 Voting and Dividend Rights. Except as otherwise determined by the Committee and set forth in an Award Agreement, a Participant holding Restricted Stock granted hereunder shall have the right to exercise voting rights with respect to the Restricted Stock during the Restriction Period and shall have the right to receive dividends on the Restricted Stock during the Restriction Period. Notwithstanding the foregoing, with respect to any Performance-Based Compensation Award, any dividends paid with respect to the underlying shares of Restricted Stock shall be withheld by the Company and shall be paid to the grantee only when, and if, such shares of Restricted Stock vest in accordance with the terms of such Award.

8.4 Performance Goals. The Committee may condition the grant of Restricted Stock or the expiration of the Restriction Period upon the achievement of Performance Criterion or Criteria specified in the Award Agreement.

8.5 Section 83(b) Election. If a Participant makes an election pursuant to Section 83(b) of the Code concerning Restricted Stock, the Participant shall be required to file promptly a copy of such election with the Company.

Article 9 – Other Stock-Based Awards

The Committee, in its sole discretion, may grant Awards of Shares and Awards that are valued, in whole or in part, by reference to, or are otherwise based on the Fair Market Value of Shares (the "**Other Stock-Based Awards**"), including without limitation, restricted stock units, unrestricted Shares, deferred Shares, phantom shares or units and dividend equivalent rights. Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards, whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares, and all other terms and conditions of such Awards not inconsistent with the terms of the Plan (including, without limitation, the vesting provisions thereof).

Article 10 – Performance-Based Compensation

10.1 Grant of Performance-Based Compensation Awards. To the extent permitted by Section 162(m), the Committee is authorized to design any Award so that the amounts or Shares payable or distributed pursuant to such Award are treated as qualifying for the "performance-based compensation" exception within the meaning of Section 162(m).

10.2 Establishment of Performance Goals for Covered Employees. No later than 90 days after the commencement of a Performance Period (but in no event after 25% of such Performance Period has elapsed), the Committee shall establish in writing: (a) the Performance Criterion or Criteria applicable to the Performance Period; (b) the targets to be used to measure the Performance Criterion or Criteria; (c) the formula for computing the amount of compensation payable to the Participant if such Performance Criterion or Criteria is or are obtained, as applicable; and (d) the Participants or class of Participants to which such Performance Criterion or Criteria apply. The outcome of such Performance Criterion or Criteria must be substantially uncertain when established by the Committee.

10.3 Adjustment of Performance-Based Compensation. Performance-Based Compensation Awards that are designed to qualify for the "performance-based compensation" exception under Section 162(m) may not be adjusted upward. The Committee shall retain the discretion to adjust any Performance-Based Compensation Award (whether or not designed to qualify for the "performance-based compensation" exception under Section 162(m)) downward, either on a formula or discretionary basis or any combination, as the Committee determines consistent with the requirements of Section 162(m).

10.4 Certification of Performance. Except for Awards that pay compensation attributable solely to an increase in the value of Shares, no Award designed to qualify for the "performance-based compensation" exception under 162(m) of the Code shall be vested, credited or paid, as applicable, with respect to any Participant until the Committee certifies in writing that the Performance Criterion or Criteria and any other material terms applicable to such Performance Period have been satisfied.

10.5 Terms of Performance-Based Compensation Awards. Each provision of the Plan and each Award Agreement relating to Performance-Based Compensation Awards intended to qualify for the "performance-based compensation" exception under Section 162(m) shall be construed so that each such Award shall be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, and any provisions of the Award Agreement thereof that cannot be so construed shall be disregarded.

Article 11 – Termination of Service

The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to be employed by or provide services to the Company or Subsidiary or Affiliate (including in the event of a termination of service for Cause) prior to the end of a Performance Period or the exercise, vesting or settlement of such Award. Unless otherwise determined by the Committee, if, with respect to any Award, (a) a Participant's termination of service occurs before the end of the Performance Period or the vesting period applicable to such Award (or the applicable portion of such Award) or (b) any relevant Performance Criterion are not achieved in whole or in part (as determined by the Committee) by the end of the Performance Period, then all such then unvested and/or unearned Awards shall be forfeited by the Participant

Article 12 – Compliance with Section 409A of the Code

12.1 General. The Company intends that all Awards be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder ("**Section 409A**"), such that there are no adverse tax consequences, interest, or penalties as a result of the payments. Notwithstanding any other provision of the Plan, the Committee may, in its sole discretion and without a Participant's prior consent, amend the Plan and/or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (a) exempt any Award from the application of Section 409A, (b) comply with the requirements of Section 409A, including without limitation any such regulations guidance, compliance programs and other interpretative authority that may be issued after the date of the grant, or (c) avoid the imposition of additional taxes, interest or penalties on the Company or any Subsidiary or Affiliate by reason of Section 409A.

12.2 Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or Award Agreement, to the extent necessary to comply with the requirements of Section 409A, any payment(s) of nonqualified deferred compensation (within the meaning of Section 409A) that are otherwise required to be made under the Plan to a "specified employee" (as defined under Section 409A) as a result of his or her separation from service (other than a payment that is not subject to Section 409A) shall be delayed for the first six months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) on the payment date that immediately follows the end of such six-month period or as soon as administratively practicable thereafter.

12.3 Separation from Service. A termination of employment shall not be deemed to have occurred for purposes of any provision of the Plan or any Award Agreement providing for the payment or settlement of any amounts or benefits that are subject to Section 409A upon or following a termination of employment, unless such termination is also a "separation from service" within the meaning of Section 409A and the payment thereof prior to a "separation from service" would violate Section 409A. For purposes of any such provision of the Plan or any Award Agreement relating to any such payments or benefits, references to a "termination," "termination of employment" or like terms shall mean "separation from service."

Article 13 – Adjustments

13.1 Adjustments in Authorized Shares. In the event of any corporate event or transaction involving the Company, a Subsidiary and/or an Affiliate (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of Shares, exchange of Shares, extraordinary cash dividend, dividend in kind, amalgamation, or other like change in capital structure (other than normal cash dividends to stockholders of the Company), or any similar corporate event or transaction, the Committee, to prevent dilution or enlargement of Participants' rights under the Plan, shall, in its sole discretion, make any such substitutions or adjustments in such manner as it may deem equitable, including without limitation, substitutions or adjustments, as applicable, to any or all of the following: the number and kind of Shares or other property that may be issued under the Plan or under particular forms of Awards; the number and kind of Shares or other property subject to outstanding Awards; the Option Price; grant price or purchase price applicable to outstanding Awards; and the Annual Award Limits.

13.2 Change of Control. Upon the occurrence of a Change of Control, unless the Committee shall determine otherwise in the Award Agreement, the Committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding Awards, including without limitation the following (or any combination thereof): (a) continuation or assumption of such outstanding Awards under the Plan by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (b) substitution by the surviving company or corporation or its parent of awards with equivalent value as such outstanding Awards; (c) accelerated exercisability, vesting and/or lapse of restrictions under outstanding Awards immediately prior to the occurrence of such event; (d) upon written notice, provide that any outstanding Awards must be exercised, to the extent then exercisable, during a reasonable period of time immediately prior to the scheduled consummation of the event, or such other period as determined by the Committee (contingent upon the consummation of the event), and at the end of such period, such Awards shall terminate to the extent not so exercised within the relevant period; and (e) cancellation of all or any portion of outstanding Awards for fair value (as determined in the sole discretion of the Committee and which may be zero) which, in the case of Options and Stock Appreciation Rights or similar Awards, may equal the excess, if any, of the value of the consideration to be paid in the Change of Control transaction to holders of the same number of Shares subject to such Awards (the "**Per Share Transaction Consideration**") (or, if no such consideration is paid, Fair Market Value of the Shares subject to such outstanding Awards or portion thereof being canceled (the "**Per Share Fair Market Value**")) over the aggregate Option Price or grant price, as applicable, with respect to such Awards or portion thereof being canceled; provided, however, that if the Per Share Transaction Consideration (or, if no such consideration is paid, the Per Share Fair Market Value) is less than or equal to the Option Price or grant price, as applicable, the Award shall be canceled for no consideration and the holder thereof shall have no rights in respect of such canceled Award. In the event that any payments or other consideration are deferred and/or contingent as a result of escrows, earn outs, holdbacks or any other contingencies, payments under this provision may be made on substantially the same terms and conditions applicable to, and only to the extent actually paid to, the holders of Shares in connection with the Change of Control.

Article 14 – Duration, Amendment, Modification, Suspension, and Termination

14.1 Duration of the Plan. Unless sooner terminated as provided in <u>Section 14.2</u> hereof, the Plan shall terminate on the tenth anniversary of the Board Approval Date (as defined in <u>Section 15.17</u> hereof).

14.2 Amendment, Modification, Suspension, and Termination of Plan or Awards. Except as provided in Section 12.1 hereof, the Committee may amend this Plan or any portion thereof or any outstanding Award (except as otherwise expressly provided for in the Award Agreement evidencing an Award) for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; <u>provided</u>, <u>however</u>, that no such action shall adversely affect a Participant's right under an Award (whether or not vested) or under this Plan without the Participant's written consent. Any amendments to the Plan shall be conditioned on stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Committee. In addition, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Shares, other securities or other property), stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, or similar transaction(s)), the Company may not, without obtaining stockholder approval: (a) amend the terms of outstanding Options or Stock Appreciation Rights to reduce the exercise price of such outstanding Options or Stock Appreciation Rights; (b) cancel outstanding Options or Stock Appreciation Rights in exchange for Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights; or (c) cancel outstanding Options or Stock Appreciation Rights with an exercise price below the current stock price in exchange for cash or other securities.

Article 15 – General Provisions

15.1 No Right to Service. The granting of an Award under the Plan shall impose no obligation on the Company, any Subsidiary or any Affiliate to continue the service of a Participant and shall not lessen or affect any right that the Company, any Subsidiary or any Affiliate may have to terminate the service of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

15.2 Recovery of Compensation. The Committee may recover Awards made under the Plan and payments under or gain in respect of any Award to the extent required to comply with (i) applicable law, regulation or guidance, as in effect from time to time, including, but not limited to, Section 10D of the Exchange Act or any stock exchange or similar rule adopted under said section or (ii) any applicable Company "clawback" or recoupment policy, as in effect from time to time.

15.3 Settlement of Awards; Fractional Shares. Each Award Agreement shall establish the form in which the Award shall be settled. The Committee shall determine whether cash, Awards, other securities or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be rounded, forfeited or otherwise eliminated.

15.4 Tax Withholding. The Company shall have the power and the right to deduct or withhold automatically from any amount deliverable under the Award or otherwise, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, or such other amount in excess of the minimum statutory amount as may be approved without adverse accounting consequences. With respect to required withholding, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction.

15.5 Section 16 Participants. With respect to Participants subject to Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

15.6 Non-Transferability of Awards. Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant except in the event of his death (subject to the applicable laws of descent and distribution) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate. No transfer of an award shall be permitted for value or consideration. An award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. Any permitted transfer of the Awards to heirs or legatees of the Participant shall not be effective to bind the Company unless the Committee shall have been furnished with written notice thereof and a copy of such evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions hereof.

15.7 Limitation of Liability. Notwithstanding anything to the contrary in the Plan or any Award Agreement, neither the Company, nor any of its Subsidiaries, nor any of its Affiliates, nor the Board or the Committee, nor any person (including any employee) acting on behalf of the Company, any Subsidiary, any Affiliate, or the Committee (each, a "**Covered Person**"), will be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan and against and from any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless. In addition, notwithstanding anything to the contrary in the Plan, no Covered Person shall be liable to any Participant or the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax (including any interest and penalties), asserted by reason of the failure of any Award to satisfy the requirements of Section 409A of the Code or by reason of Section 4999 of the Code, or otherwise asserted with respect to the Award; provided that nothing in this Section 15.7 will limit the liability of the Committee or the Company, in its discretion, to provide by separate express written agreement with a Participant (including, but not limited to, under an Award Agreement) for any such payment in connection with any such acceleration of income or additional tax.

15.8 Conditions and Restrictions on Shares. The Committee may impose such other conditions or restrictions on any Shares received in connection with an Award in the Award Agreement evidencing such Award, which conditions or restrictions shall not be inconsistent with the terms of the Plan. The Company will not be obligated to deliver any Shares pursuant to the Plan or to remove any restriction from Shares previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Shares at the time of delivery are listed on any stock exchange or national market system, the Shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Shares has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The certificates for Shares may include any legend which the Committee deems appropriate to reflect any conditions and restrictions applicable to such Shares.

15.9 Rights as a Stockholder. Except as otherwise provided herein or in the applicable Award Agreement, a Participant shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

15.10 Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

15.11 Unfunded Plan. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company or any of its Subsidiaries or Affiliates may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other Person. To the extent that any Person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts. The Plan is not subject to the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

15.12 Sub-Plans. The Committee may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Committee will establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Committee's discretion under the Plan as it deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as it deems necessary or desirable. All supplements so established will be deemed to be part of the Plan, but each supplement will apply only to Participants within the affected jurisdiction (as determined by the Administrator).

15.13 Coordination with Other Plans. Awards under the Plan may be granted in tandem with, or in satisfaction of or substitution for, other Awards under the Plan or awards made under other compensatory plans or programs of the Company or its Affiliates. For example, but without limiting the generality of the foregoing, awards under other compensatory plans or programs of the Company or its Affiliates may be settled in Shares (including, without limitation, unrestricted Shares) if the Committee so determines, in which case the Shares delivered will be treated as awarded under the Plan (and will reduce the number of Shares thereafter available under the Plan in accordance with the rules set forth in Section 5.1). In any case where an award is made under another plan or program of the Company or its Affiliates and such award is intended to qualify for the performance-based compensation exception under Section 162(m), and such award is settled by the delivery of Shares or another Award under the Plan, the applicable Section 162(m) limitations under both the other plan or program and under the Plan will be applied to the Plan as necessary (as determined by the Administrator) to preserve the availability of the Section 162(m) performance-based compensation exception with respect thereto.

15.14 No Constraint on Corporate Action. Nothing in the Plan shall be construed to (a) limit, impair, or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets, or (b) limit the right or power of the Company to take any action which such entity deems to be necessary or appropriate.

15.15 Successors. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

15.16 Governing Law. Except as provided under a sub-plan established pursuant to Section 15.12 above, the Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

15.17 Effective Date.

The Nortek, Inc. 2009 Omnibus Incentive Plan, as Amended and Restated, was most recently approved by the Board on March 24, 2016 (the "**Board Approval Date**"), effective as of the date it is approved by the Company's stockholders at the Company's 2016 Annual Meeting of Stockholders (such date, the "**Effective Date**"). An award granted under the Nortek, Inc. 2009 Omnibus Incentive Plan prior to the Effective Date shall be governed by the terms of the plan that was in effect at the time such award was granted.



NORTEK™
Lifestyle innovations for home and work.

NORTEK, INC.
500 EXCHANGE STREET
PROVIDENCE, RI 02903-2360

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	For All	Withhold All	For All Except	
The Board of Directors recommends you vote FOR the following:	☐	☐	☐	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

1. Election of Directors

   Nominees

01 Joseph A. Arcuri   02   John T. Coleman   03   J. David Smith

The Board of Directors recommends you vote FOR proposals 2 and 3.

		For	Against	Abstain
2.	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016.	☐	☐	☐
3.	To approve Nortek, Inc.'s 2009 Omnibus Incentive Plan, as Amended and Restated, including the authorization of the issuance of additional shares thereunder.	☐	☐	☐

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Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000281965_1   R1.0.1.25



NORTEK™

Lifestyle innovations for home and work.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 3, 2016. The Notice, Proxy Statement and Annual Report are available at www.proxyvote.com

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NORTEK, INC.
500 EXCHANGE STREET
PROVIDENCE, RHODE ISLAND 02903
(401) 751-1600
May 3, 2016

The undersigned hereby appoints Michael J. Clarke and Kevin W. Donnelly, or either of them, proxies with power of substitution to each, to vote at the Annual Meeting of Stockholders of Nortek, Inc. to be held on May 3, 2016 at 8:30 a.m., local time, at The Nortek Corporate Headquarters, 500 Exchange Street, Providence, Rhode Island 02903 (telephone: 401-751-1600) or at any adjournment or postponement thereof, all of the shares of common stock of Nortek, Inc. that the undersigned would be entitled to vote if personally present. The undersigned instructs such proxies or their substitutes to act on the following matters as specified by the undersigned, and to vote in such manner as they may determine on any other matters that may properly come before the meeting.

This proxy when properly executed will be voted in the manner directed by the undersigned. If no direction is made, this proxy will be voted "For All" nominees in Proposal No. 1, "For" Proposal No. 2, and "For" Proposal 3.

0000281965_2 R1.0.1.25

Continued and to be signed on reverse side